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As filed with the Securities and Exchange Commission on July 17, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

GLOBALSTAR, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4899 (Primary Standard Industrial Classification Code Number)	41-2116508 (I.R.S. Employer Identification Number)

461 South Milpitas Blvd.
Milpitas, California 95035
Telephone (408) 933-4000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Fuad Ahmad
Vice President and Chief Financial Officer
Globalstar, Inc.
461 South Milpitas Blvd.
Milpitas, California 95035
(408) 933-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Gerald S. Greenberg Taft, Stettinius & Hollister LLP 425 Walnut Street, Suite 1800 Cincinnati, Ohio 45202 Telephone: (513) 381-2838 Facsimile: (513) 381-0205	Edward P. Tolley III Kenneth B. Wallach Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502

           Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE

Common Stock, par value $0.0001 per share	$100,000,000	$10,700

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION. DATED 2006.

                        Shares

GLOBALSTAR, INC.
Common Stock

          This is Globalstar, Inc.'s initial public offering. We are offering            shares of common stock. We expect the initial public offering price of our common stock to be between $            and $            per share.

          Prior to this offering, there has been no public market for our common stock. We intend to file an application for our common stock to be listed on the                        under the symbol "            ."

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to us	$	$

          Delivery of the shares of common stock will be made on or about                        , 2006.

          Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          We have granted the underwriters an option to purchase a maximum of            additional shares of our common stock to cover over-allotments of shares, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities

The date of this prospectus is                        , 2006.

          This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

INDUSTRY AND MARKET DATA

          We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and from research, surveys and studies conducted by third parties, including Gartner, Inc., Northern Sky Research, LLC, Telecom, Media and Finance Associates, Inc., and Frost & Sullivan. We funded the Frost & Sullivan report, which was published in 2002. Copies of these reports are now publicly available from Gartner, Northern Sky Research, Telecom, Media and Finance Associates and Frost & Sullivan upon payment of a nominal fee. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. Although we believe our internal research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

i

BASIS OF PRESENTATION

          Unless the context otherwise requires, references in this prospectus to:

  •
  "We," "us," "our," "Successor," and the "company" refer to Globalstar, Inc., the issuer of the common stock offered hereby, which was previously named New Globalstar LLC and Globalstar LLC, and its subsidiaries.

  •
  "Old Globalstar" and "Predecessor" refer to Globalstar, L.P. Globalstar, L.P. was a Delaware limited partnership which developed and operated our business from its formation in 1993 until the Reorganization. Globalstar, L.P. filed for bankruptcy in 2002 and subsequently was liquidated.

  •
  "Reorganization" refers to our acquisition of the business and assets of Old Globalstar.

  •
  "Predecessor Period" refers to accounting periods ending on or before December 4, 2003, the effective date of the Reorganization for accounting purposes.

  •
  "Successor Period" refers to accounting periods ending after December 4, 2003.

  •
  "Thermo" refers to Thermo Capital Partners, L.L.C. and its affiliates.

  •
  "Subscribers" refers to the number of devices which are subject to an agreement entitling utilization of our voice or data communication services rather than to the number of persons or entities which own or lease such devices. For example, we count one person owning two devices as two subscibers.

          We were formed as a Delaware limited liability company in November 2003 and were converted into a Delaware corporation on March 17, 2006. Although the conversion to corporate form was not completed until March 17, 2006, unless we specifically state otherwise, all information in this prospectus is presented as if we were a corporation throughout the relevant periods.

ii

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus that we consider important to investors. You should read the entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Our Business

          We are a leading provider of mobile voice and data communications services via satellite. By providing wireless service where terrestrial wireless and wireline networks do not, we seek to address the increasing desire by customers for connectivity and reliable service at all times and locations. Using our 43 in-orbit satellites and 25 ground stations, or gateways, we offer high-quality, reliable voice and data communications services to government agencies, businesses and other customers in over 120 countries.

          At March 31, 2006, we served approximately 204,000 subscribers, which represented a 41% increase since March 31, 2005. We believe the heightened demand for reliable communications services, particularly in the wake of the September 11, 2001 terrorist attacks, the December 2004 Asian tsunami and the U.S. Gulf Coast hurricane activity in 2004 and 2005, will continue to drive our strong growth in sales of both voice and data services. We have a diverse customer base, including the government, public safety and disaster relief; recreation and personal; maritime and fishing; business, financial and insurance; natural resources, mining and forestry; oil and gas; construction; utilities; and transportation sectors, which we refer to as our vertical markets. According to Gartner, we are one of the two key mobile satellite services providers whose networks can deliver voice and data communication services over most of the world's landmass. Based on information provided by Northern Sky Research as to the size of the global market, in 2005 we had an estimated 10.2% share of global subscribers in the mobile satellite services industry.

          We believe that our distribution network is productive and efficient and provides broad coverage over our target customer base. We utilize a large network of dealers and agents, including over 750 in territories we serve directly. We also use resellers, including independent gateway operators, to sell the full range of our voice and data products and services, including our Simplex asset tracking services, in markets where we do not market directly.

          For the year ended December 31, 2005, our average monthly revenue per user was $68.11 for retail customers. Retail customers exclude subscribers we serve through independent gateway operators and Simplex service subscribers. For the year ended December 31, 2005, our cost per gross addition was approximately $248. See Notes 7 and 10 to "—Summary Historical Consolidated Financial and Other Data" for information on the calculations of average monthly revenue per user and cost per gross addition.

          We believe that we offer our customers better value by delivering higher quality voice and data services (including Simplex, duplex and asset-tracking) at a lower price than our principal mobile satellite services competitors. We also believe that the quality and price of our services have contributed to our low average monthly customer turnover, or churn rate, of approximately 1.3% during the year ended December 31, 2005 compared to the average monthly churn rate for the top four U.S. wireless carriers of approximately 2.1% for the same period. See Note 8 to "—Summary Historical Consolidated Financial and Other Data" for information on the calculation of churn rate.

          We hold licenses to operate a wireless communications network via satellites over 27.85 megahertz, or MHz, in two blocks of contiguous global radio frequency spectrum. We believe our large spectrum blocks will permit us to capitalize on existing and emerging wireless and broadcast applications globally. In the United States, Ancillary Terrestrial Component, or ATC, regulations permit us to re-use a portion of our assigned frequencies terrestrially in order to extend our communication services to indoor and urban areas where traditional satellite service is impractical. We hold an ATC authorization from the Federal

Communications Commission for 11 MHz of our spectrum. Our current network is capable of supporting ATC services, and we believe it will allow us to introduce new services and capabilities before our competitors. We are selectively exploring opportunities with targeted media, technology and communications companies to develop further the potential of our ATC-licensed spectrum. In addition, regulatory authorities outside of the United States are reviewing ATC-like rulings, and we are beginning to explore selectively capitalizing on these rulings.

          We are currently in the process of designing and procuring our second-generation satellite constellation, which we expect will extend the life of our network until approximately 2025. We believe that our second-generation satellites will improve our ability to support new applications and services, including higher-speed data rates and internet access, video and audio broadcasting, remote file transfer and virtual private networking. We expect these services to be available on a broad range of new customer devices that will be significantly smaller in size, lighter in weight and less expensive than existing mobile satellite services equipment. We believe this expanded service portfolio and advanced equipment offering will significantly expand the target market for our services.

          We recorded $127.1 million and $30.3 million in revenue and $18.7 million and $22.5 million in net income during the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, compared to $84.4 million and $24.8 million in revenue and $0.4 million and $0.4 million in net income for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively. Net income for the first quarter of 2006 included an income tax benefit of $21.4 million relating to the establishment of deferred tax assets and liabilities upon our election in January 2006 to be taxed as a C corporation.

Industry

          We compete in the global communications industry, with a strong position in the mobile satellite services sector. Mobile satellite services operators provide customers with reliable high-quality voice, data and asset tracking services using a network of satellites and ground facilities. Mobile satellite services are usually complementary to, and interconnected with, other forms of terrestrial communications services and infrastructure and are intended to respond to users' desires for connectivity at all times and locations. Customers typically use satellite voice and data communications in situations where existing terrestrial wireline and wireless communications networks are impaired or do not exist.

          Over the past two decades, the global mobile satellite services market has experienced significant growth. According to a Gartner, Inc. report published in November 2005, satellite phones are increasingly the technology of choice for first responders, military, businesses, governments and non-governmental agencies. Furthermore, Gartner has predicted that wireline and wireless carriers will increasingly consider augmenting their communication portfolios by aligning themselves with mobile satellite service providers.

          Communications industry sectors that are relevant to our business include:

  •
  Mobile satellite services, which provide customers with connectivity to mobile and fixed devices using a network of satellites and ground facilities;

  •
  Fixed satellite services, which use geostationary satellites to provide customers with voice and broadband communications links between fixed points on the earth's surface; and

  •
  Terrestrial services, which use a terrestrial network to provide wireless or wireline connectivity and are complementary to satellite services.

Competitive Strengths

          We believe that our following competitive strengths position us to enhance our growth and profitability:

          Leading Position in Key Vertical Markets.    We believe we have a leading market share in many of our targeted vertical markets. Our top revenue-generating vertical markets are government, public safety and disaster relief; recreation and personal; maritime and fishing; and business, financial and insurance.

          Compelling Service and Product Offerings.    We believe we are able to retain our current customers and attract new customers because our pricing plans, which offer rates as low as $0.14 per minute, are the lowest in the mobile satellite services business and our voice services provide the best audio quality in our industry. A report published by Frost & Sullivan in 2002 concluded that our voice services provide audio quality that is superior to that of our principal mobile satellite services competitor and approach that of a good quality cellular call. We believe the voice and data products that we expect to introduce in 2006 and 2007 will be cheaper, lighter and better performing than those previously available to mobile satellite services customers and will be equal to or better than those offered by our competitors.

          Strong Distribution Network.    We believe that our distribution network is productive and provides broad coverage of our target subscriber base in over 120 countries. We utilize a large network of dealers, agents and resellers and a direct sales force to sell the full range of our voice and data products. We focus on customers that generate high average revenue per user and, therefore, higher revenue growth for our company. We also sell our services on a wholesale basis to independent gateway operators who resell our services in over 60 countries.

          Existing Global Satellite Communications Network.    Our constellation of low earth orbit satellites and terrestrial gateways has been in commercial operation since 2000 and serves as the backbone of our communications network. We believe our existing network is capable of handling the expected growth in demand for our services, as evidenced by our ability to handle increased usage of over 500% in the areas affected by Hurricane Katrina while terrestrial communications networks were impaired. We plan to supplement our constellation by launching our eight spare satellites during 2007.

          Broad, Contiguous Spectrum Holdings.    We hold licenses to operate a wireless communications network via satellites over 27.85 MHz in two blocks of contiguous global spectrum. Our spectrum can efficiently support advanced wireless technologies because it is located near the personal communications services, or PCS, bands. As a result, we should be able to deploy cost effectively the terrestrial component of an ATC network by purchasing and slightly modifying inexpensive, off-the-shelf base station equipment and related wireless equipment.

          ATC Services Capability.    We believe the ability of our current satellites and ground stations to support ATC services will allow us to introduce these services before our competitors. Competitors will be able to implement ATC services on a commercial scale only after they launch new satellites and build ground facilities designed specifically to inter-operate with their satellite services.

          International Spectrum Licenses.    We have access to our 27.85 MHz of 1.6 and 2.4 GHz frequencies globally, while most of our competitors only have access to spectrum frequencies regionally. In addition to mobile satellite services, our coverage in over 120 countries with operating licenses held directly by us or by independent gateway operators affords us economies of scale when introducing ATC-like and other new spectrum-based services.

          Strategic Relationship with QUALCOMM.    We are the only satellite network operator currently using the patented QUALCOMM Incorporated CDMA technology, which permits the dynamic selection of the strongest signal available and, we believe, produces a higher audio quality than our competitors' technology. In May 2005, we signed an agreement with QUALCOMM for the manufacture of a complete array of next-generation products, including phones, data modems, car kits and accessories designed for our network. The first of these new products is scheduled to be available beginning in the second half of 2006.

          Experienced Management Team.    Our senior management team combines experts in wireless and wireline communications with pioneers in the fields of satellite engineering and satellite operations. Our senior satellite managers have an average of 26 years of experience in satellite engineering and satellite operations. Our senior communications managers have an average of 15 years of experience in the telecommunications industry.

Our Growth Strategy

          Our goal is to be the leading global provider of mobile voice and data communications solutions via satellite. We intend to achieve this objective by:

          Continuing Rapid and Profitable Growth of Our Subscriber Base.    In 2005, we added approximately 54,000 net subscribers, a 39% growth rate over the number of subscribers at the end of 2004. We intend to continue to increase our penetration of the growing mobile satellite services market and our market share of key vertical markets by continuing to provide compelling service and product offerings and utilizing our strong distribution network.

          Improving Our Profitability by Consolidating Our International Distribution Chain.    Over the past four years, we have acquired five independent gateway operators in strategic geographic regions. We believe that our independent gateway operator consolidation strategy will better position us to market our services directly to multinational customers requiring a global communications platform. We also believe that our consolidation strategy will increase our overall profitability because it allows us to sell most of our services to customers at retail prices, thus substantially increasing our average revenue per user, compared with selling our services on a wholesale basis to independent gateway operators.

          Expanding Our Coverage and Upgrading Our Service Offerings.    We will continue to increase the quality and availability of our services. In the second quarter of 2006, we commenced operations at a gateway in Wasilla, Alaska to improve coverage in Alaska, the Yukon Territory, Canada and the Northeast Pacific fishing grounds. Beginning in 2009, we intend to deploy a second-generation satellite constellation and upgrade our existing ground facilities to handle broadband data, faster transmission speeds and new hybrid applications.

          Developing Next-Generation Devices.    In late 2006, we expect to begin selling more technologically advanced satellite phones and data products tailored to meet our customers' evolving service needs and to stimulate additional demand for our services. These new products will have a range of functions common to many popular wireless products.

          Exploring Opportunities to Maximize the Value of Our Spectrum.    We expect the market for wireless applications to continue to grow along with the development of new products capable of transmitting new forms of media and data. We are exploring relationships with a range of communications and media companies to enable us to be among the first in our industry to utilize our spectrum and ATC license for wireless voice, data and video applications. Once an ATC network is fully deployed, end-users will be able to utilize both satellite and terrestrial technologies to complete calls and send or receive data.

          Exploiting Our International Spectrum.    As a result of our authorization to use our assigned frequencies globally, we can both use our spectrum for mobile satellite services and advocate for the adoption of rules and regulations that would allow us to use our spectrum for ATC-like services around the world. We have already begun this effort in Canada and Europe. We also believe that the location of our spectrum will allow us to tailor our service and product offerings to customers based on their specific needs and location.

Company History

          Our network, originally owned by Old Globalstar, was designed, built and launched in the late 1990s by a technology partnership led by Loral Space and Communications and QUALCOMM. On February 15, 2002, Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. In 2004, Thermo, which owns and operates companies in diverse business sectors and is headquartered in Denver, became our principal owner, and we completed the acquisition of the business and assets of Old Globalstar.

          Our executive offices are located at 461 South Milpitas Boulevard, Milpitas, California 95035, and our telephone number is (408) 933-4000. We maintain a website at www.globalstar.com. Information contained on this website does not constitute part of this prospectus.

Recent Developments

          On April 24, 2006, we entered into a credit agreement with Wachovia Investment Holdings, LLC, as administrative agent, and the lenders party thereto, providing for $200.0 million in the form of a five-year term loan and a four-year revolving credit facility. As of            , 2006, our outstanding borrowings under the credit agreement were $            . See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement." In connection with our credit agreement, we entered into an irrevocable standby stock purchase agreement with Thermo Funding Company LLC, an affiliate of Thermo, pursuant to which it has agreed to purchase up to $200.0 million of our common stock under certain circumstances. Thermo Funding Company also has the right to purchase this common stock at any time during the term of this agreement. See "Certain Relationships and Related Party Transactions—Irrevocable Standby Stock Purchase Agreement." We plan to use the proceeds from these two financings, together with the proceeds from this offering and cash generated by our business, to fund the procurement and launch of our second-generation satellite constellation, upgrade our gateways and other ground facilities, and launch our eight spare satellites to augment our current constellation, as well as for general corporate purposes.

The Offering

Shares of common stock offered by Globalstar, Inc.	shares
Shares of common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.
We intend to use the net proceeds from this offering, together with the proceeds of borrowings under our credit agreement, the issuance of our common stock under the irrevocable standby stock purchase agreement and cash generated by our business, to fund the procurement and launch of our second-generation satellite constellation, upgrade our gateways and other ground facilities, and launch our eight spare satellites to augment our current constellation, as well as for general corporate purposes. We intend to use any net proceeds we receive from any shares sold pursuant to the underwriters' over-allotment option for the same purposes. See "Use of Proceeds."
Dividend policy	We do not presently anticipate paying any dividends on our common stock. Our credit agreement currently prohibits the payment of dividends with minor exceptions.
Proposed symbol	" "

          Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their option to purchase additional shares;

  •
  reflects a    -for-one stock split to be effective prior to this offering;

  •
  excludes            shares of common stock reserved for issuance under the Globalstar, Inc. 2006 Equity Incentive Plan, none of which have been issued as of the date of this prospectus; we expect to issue            shares of restricted stock under this plan upon completion of this offering; and

  •
  excludes            shares of common stock reserved for issuance under the irrevocable standby stock purchase agreement described in "Certain Relationships and Related Party Transactions—Irrevocable Standby Stock Purchase Agreement."

Risk Factors

          Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" before deciding whether to invest in our common stock.

Summary Historical Consolidated Financial and Other Data

          The following table presents our summary historical consolidated financial information and other data for the period from January 1, 2003 through December 4, 2003, the period from December 5, 2003 through December 31, 2003, the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006, and as of December 31, 2003, 2004 and 2005 and March 31, 2006. Our summary historical consolidated financial information for the period from January 1, 2003 to December 4, 2003 (Predecessor), the period from December 5, 2003 to December 31, 2003 (Successor), and the years ended December 31, 2004 and 2005 (Successor), and as of December 31, 2004 and 2005, has been derived from our audited consolidated financial statements which are included in this prospectus. Our summary historical consolidated financial information for the three months ended March 31, 2005 and 2006, and as of March 31, 2006, is derived from our unaudited consolidated financial statements which also are included in this prospectus. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

          The column in the following table entitled "Predecessor" contains financial information with respect to the business and operations of Old Globalstar for periods prior to December 5, 2003, the date on which we obtained control of its assets.

          For all periods presented ended on or before December 31, 2005, we and Predecessor operated as a limited partnership or limited liability company and were not subject to U.S. federal and certain state income taxes. Our historical income tax expense consisted only of certain foreign, state and local income taxes. On January 1, 2006, we elected to become subject to U.S. federal and certain state and local income taxes applicable to C corporations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Income Taxes" and Note 13 to our consolidated financial statements.

          You should read the summary historical consolidated financial and other data set forth below together with our consolidated financial statements and the related notes, "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus. The summary historical consolidated financial information and other data set forth below are not necessarily indicative of the results of future operations.

		Successor
	Predecessor						As Adjusted(1)
			Year Ended December 31,		Three Months Ended March 31,
	January 1 through December 4, 2003	December 5 through December 31, 2003							Three Months Ended March 31, 2006
							Year Ended December 31, 2005
			2004	2005	2005	2006
					(unaudited)		(unaudited)
	(Dollars in thousands, except for per share data, average monthly revenue per user, average monthly churn rate and cost per gross addition)
Statement of Operations Data:
Revenue:
Service revenue	$40,048	$2,387	$57,927	$81,472	$16,751	$20,694	$		$
Subscriber equipment sales(2)	16,295	1,470	26,441	45,675	8,017	9,648

Total revenue	56,343	3,857	84,368	127,147	24,768	30,342

Operating Expenses:
Cost of services	26,629	1,931	25,208	25,432	7,128	6,547
Cost of subscriber equipment sales(3)	12,881	635	23,399	38,742	6,427	8,515
Marketing, general and administrative	28,814	4,950	32,151	37,945	8,171	9,965
Restructuring	5,381	690	5,078	—	—	—
Depreciation and amortization	31,473	125	1,959	3,044	467	1,390
Impairment of assets	211,854	—	114	114	—	—

Total operating expenses	317,032	8,331	87,909	105,277	22,193	26,417

Operating Income (Loss)	(260,689)	(4,474)	(3,541)	21,870	2,575	3,925
Interest income	7	7	58	242	15	167
Interest expense(4)	(1,513)	(131)	(1,382)	(269)	(105)	(20)
Other	485	44	921	(622)	(599)	(337)

Income (loss) before income taxes	(261,710)	(4,554)	(3,944)	21,221	1,886	3,735
Income tax expense (benefit)	170	(37)	(4,314)	2,502	1,522	(18,751)

Net income (loss)	$(261,880)	$(4,517)	$370	$18,719	$364	$22,486	$		$

Earnings (Loss) Per Share Data(5):
Earnings (loss) per common share—basic	N/A	$(0.45)	$0.04	$1.82	$0.04	$2.18	$		$
Earnings (loss) per common share—diluted	N/A	$(0.45)	$0.04	$1.81	$0.04	$2.17	$		$
Weighted average shares—basic	N/A	10,000,000	10,077,320	10,309,278	10,309,278	10,324,609
Weighted average shares—diluted	N/A	10,000,000	10,077,320	10,325,979	10,325,979	10,379,561
Pro Forma C Corporation Data(6) (unaudited):
Historical income before income taxes	N/A	N/A	N/A	$21,221	$1,886	N/A	$		$
Pro forma income tax expense	N/A	N/A	N/A	6,931	1,248	N/A

Pro forma income	N/A	N/A	N/A	$14,290	$638	N/A	$		$

Pro forma earnings per share—basic	N/A	N/A	N/A	$1.39	$0.06	N/A	$		$
Pro forma earnings per share—diluted	N/A	N/A	N/A	$1.38	$0.06	N/A	$		$
Weighted average shares—basic	N/A	N/A	N/A	10,309,278	10,309,278	N/A
Weighted average shares—diluted	N/A	N/A	N/A	10,325,979	10,325,979	N/A
Other Data (for the period) (unaudited):
Average monthly revenue per user(7)
Retail	$69.72	$62.90	$67.93	$68.11	$67.67	$58.54	$		$
Independent gateway operators	11.46	9.72	9.88	10.70	7.90	8.39
Simplex	N/A	N/A	9.84	6.58	6.61	5.22
Number of subscribers	105,571	109,503	141,450	195,968	144,883	203,946
Average monthly churn rate(8)	0.85%	1.24%	1.60%	1.30%	1.20%	1.40%		%		%
EBITDA(9)	$(228,731)	$(4,305)	$(661)	$24,292	$2,443	$4,978	$		$
Capital expenditures	$1,058	$10	$4,015	$9,918	$973	$4,279	$		$
Cost per gross addition(10)	$262	$200	$230	$248	$362	$319	$		$

	As of December 31, 2003	As of December 31, 2004	As of December 31, 2005	As of March 31, 2006	As of March 31, 2006 (As adjusted)(11)
				(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,026	$13,330	$20,270	$33,063	$
Total assets	$48,214	$63,897	$113,545	$168,407	$
Long-term debt(12)	$3,426,338	$3,278	$631	$568	$
Ownership equity (deficit)	$(3,415,195)	$40,421	$71,430	$98,979	$

(1)
Pro forma data include interest income and interest expense related to the term loans under our credit agreement, assuming the full $150,000 was borrowed as of the beginning of the period presented.

(2)
Includes related party sales of $440 for the year ended December 31, 2005.

(3)
Includes costs of related party sales of $314 for the year ended December 31, 2005.

(4)
Includes related party amounts of $337 (January 1, 2003 - December 4, 2003), $131 (December 5, 2003 - December 31, 2003), $1,324 (year ended December 31, 2004), $176 (year ended December 31, 2005), and $58 and $0 (three months ended March 31, 2005 and 2006, respectively).

(5)
Basic and diluted earnings (loss) per share have been calculated in accordance with the Securities and Exchange Commission rules for initial public offerings which require that the weighted average shares calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation, have been adjusted to reflect the        -for-one stock split we expect to effect immediately prior to consummation of this offering.

(6)
Prior to January 1, 2006, we and Predecessor were treated as a partnership for federal income tax purposes. A partnership passes through essentially all taxable income and losses to its partners or members and does not pay federal income taxes at the partnership level. Historical income tax expense consists mainly of foreign, state and local income taxes. On January 1, 2006, we elected to be taxed as a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we (or Predecessor) had been taxed as a C corporation for the year ended December 31, 2005 and the three months ended March 31, 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Income Taxes" and Note 13 to our consolidated financial statements.

(7)
Average monthly revenue per user measures service revenues per month divided by the average number of subscribers during that month. Average monthly revenue per user as so defined may not be similar to average monthly revenue per user as defined by other companies in our industry, is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that average monthly revenue per user provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers.

(8)
We define churn rate as the aggregate number of our retail subscribers (excluding Simplex customers and customers of the independent gateway operators) who cancel service during a month, divided by the average number of retail subscribers during the month. Others in our industry may calculate churn rate differently. Churn rate is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that churn rate provides useful information concerning customer satisfaction with our services and products.

(9)
EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to GAAP measurements, such as net income, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies.

  We believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Our management uses EBITDA principally as a measure of our operating performance and believes that EBITDA also is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to ours. Our management uses EBITDA for planning purposes, including the preparation of our annual operating budget. EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense on borrowed money or depreciation expense on our capital assets. EBITDA also does not include the payment of taxes, which is a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view EBITDA in isolation and also uses other measures, such as net income, revenues and operating profit, to measure operating performance.

The following is a reconciliation of EBITDA to net income (loss):

		Successor
	Predecessor
			Year Ended December 31,		Three Months Ended March 31,		As Adjusted
	January 1 through December 4, 2003	December 5 through December 31, 2003
							Year Ended December 31, 2005	Three Months Ended March 31, 2006
			2004	2005	2005	2006
	(In thousands)
Net income (loss)	$(261,880)	$(4,517)	$370	$18,719	$364	$22,486	$	$
Interest expense (income), net	1,506	124	1,324	27	90	(147)
Income tax expense (benefit)(a)	170	(37)	(4,314)	2,502	1,522	(18,751)
Depreciation and amortization	31,473	125	1,959	3,044	467	1,390

EBITDA	$(228,731)	$(4,305)	$(661)	$24,292	$2,443	$4,978	$	$

(a)
See Note 6 above.

The following table provides supplemental information as to unusual and other items that are reflected in EBITDA:

		Successor
	Predecessor
			Year Ended December 31,		Three Months Ended March 31,		As Adjusted
	January 1 through December 4, 2003	December 5 through December 31, 2003
							Year Ended December 31, 2005	Three Months Ended March 31, 2006
			2004	2005	2005	2006
	(In thousands)
Satellite failures(a)	$2,527	—	$114	$114	—	—	$114	—
ELSACOM settlement(b)	$744	—	—	—	—	—	—	—
Pension adjustment(c)	$941	—	—	—	—	—	—	—
UT writeoff recovery(d)	$(103)	—	—	—	—	—	—	—
Asset impairment(e)	$211,854	—	—	$100	—	—	$100	—
Restructuring (other)(f)	$5,381	$690	$5,078	—	—	—	—	—

(a)
Represents a write-off for failed satellites.

(b)
Represents a write-off in settlement of an overdue gateway receivable from an independent gateway operator.

(c)
Represents the benefit of pension and benefit adjustments.

(d)
Represents the recovery of overdue accounts receivable previously written off.

(e)
Represents an impairment charge related to allocation of the price we paid in the Reorganization for the assets and business of Old Globalstar for the Predecessor period and a write-off of an investment in the Successor period.

(f)
Represents costs relating to the restructuring of Old Globalstar that we assumed in the Reorganization.

(10)
We define cost per gross addition as total sales and marketing costs and agent and internal salesperson commissions in a given period relating to retail customers divided by the total number of retail subscriber activations over the same period. Cost per gross addition is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that cost per gross addition provides useful information concerning the cost of increasing our number of subscribers.

(11)
As adjusted to reflect (a) borrowing of the $150.0 million of term loans under our credit agreement, (b) the issuance of all            shares subject to the irrevocable standby stock purchase agreement and (c) the completion of this offering. See "Capitalization."

(12)
Includes liabilities subject to compromise as of December 31, 2003 in the amount of $3,421,967.

RISK FACTORS

          An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before you make a decision to purchase our common stock.

Risks Relating to Our Business

Implementation of our business plan depends on increased demand for wireless communications services via satellite, both for our existing services and products and for new services and products. If this increased demand does not occur, our revenues and profitability may not increase as we expect.

          Demand for wireless communication services via satellite may not grow, or may even shrink, either generally or in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could impair our ability to sell our services and to develop and successfully market new services, could exert downward pressure on prices, or both. This, in turn, could decrease our revenues and profitability and our ability to increase our revenues and profitability over time.

          The success of our business plan, including the integration of ATC services with our existing business, will depend on a number of factors, including:

  •
  the level of market acceptance and demand for all of our services;

  •
  our ability to introduce new services and products that meet this market demand;

  •
  our ability to obtain additional business using our existing spectrum resources both in the United States and internationally;

  •
  our ability to control the costs of developing an integrated network providing related products and services;

  •
  our ability to integrate our satellite services with ATC services, to develop our second-generation satellites, and to upgrade our ground facilities consistent with various regulations governing ownership and operation of satellite assets and ATC services;

  •
  our ability to partner with others, if necessary, to maximize the value of our ATC license;

  •
  our ability to develop and deploy innovative network management techniques to permit mobile devices to transition between satellite and terrestrial modes;

  •
  our ability to maintain the health, capacity and control of our existing satellite network, including the successful launch of spare satellites;

  •
  our ability to contract for the design, construction, delivery and launch of our second-generation satellites and, once launched, our ability to maintain their health, capacity and control; and

  •
  the effectiveness of our competitors in developing and offering similar services and products.

We depend in part on the efforts of third parties for the retail sale of our services and products. The inability of these third parties to sell our services and products successfully may decrease our revenue and profitability.

          For the year ended December 31, 2005, approximately 86% of our U.S. revenue and almost 100% of our non-U.S. revenue was derived from products and services sold through independent agents, dealers and resellers, including, outside the United States, independent gateway operators. If these third parties are unable to continue to improve their ability to market our products and services successfully, our revenue and profitability may decrease.

We depend on independent gateway operators to market our services in important regions around the world. If the independent gateway operators are unable to do this successfully, we will not be able to grow our business in those areas as rapidly as we expect.

          Although we derive most of our revenue from retail sales to end users in the United States, Canada, a portion of Western Europe, Central America and the northern portion of South America, either directly or through agents, dealers and resellers, we depend on independent gateway operators to purchase, install, operate and maintain gateway equipment, to sell phones and data user terminals, and to market our services in other regions where these independent gateway operators hold exclusive or non-exclusive rights. Not all of the independent gateway operators have been successful and, in some regions, they have not initiated service or sold as much usage as originally anticipated. Some of the independent gateway operators are not earning revenues sufficient to fund their operating costs. Although we have implemented an independent gateway operator consolidation strategy, we may not be able to implement further this consolidation strategy on favorable terms and may not be able to realize the additional efficiencies that we anticipate from this strategy. In some regions it is impracticable to consolidate the independent gateway operators either because local regulatory requirements or business or cultural norms do not permit consolidation, because the expected revenue increase from consolidation would be insufficient to justify the transaction, or because the independent gateway operator will not sell at a price acceptable to us. In those regions, our revenue and profits may be adversely affected if those independent gateway operators do not fulfill their own business plans to increase substantially their sales of services and products.

We currently are unable to offer service in important regions of the world due to the absence of gateways in those areas, which is limiting our growth and our ability to compete.

          Our objective is to establish a worldwide service network, either directly or through independent gateway operators, but to date we have been unable to do so in certain areas of the world and we may not succeed in doing so in the future. We have been unable to find capable independent gateway operators for several important regions and countries, including Central and South Africa, India, Malaysia and Indonesia, the Philippines and certain other parts of Southeast Asia. In addition to the lack of global service availability, cost-effective roaming is not yet available in certain countries because the independent gateway operators have been unable to reach business arrangements with one another. This could reduce overall demand for our products and services and undermine our value for potential users who require service in these areas.

Rapid and significant technological changes in the satellite communications industry may impair our competitive position and require us to make significant additional capital expenditures.

          The hardware and software utilized in operating our gateways was designed and manufactured over 10 years ago and portions are becoming obsolete. As they continue to age, they may become less reliable and will be more difficult and expensive to service. Although we maintain inventories of spare parts, it nonetheless may be difficult or impossible to obtain all necessary replacement parts for the hardware. Our business plan contemplates updating or replacing this hardware and software, but we may not be successful in these efforts, and the cost may exceed our estimates. We may face competition in the future from companies using new technologies and new satellite systems. The space and communications industries are subject to rapid advances and innovations in technology. New technology could render our system obsolete or less competitive by satisfying consumer demand in more attractive ways or through the introduction of incompatible standards. Particular technological developments that could adversely affect us include the deployment by our competitors of new satellites with greater power, greater flexibility, greater efficiency or greater capabilities, as well as continuing improvements in terrestrial wireless technologies. For us to keep up with technological changes and remain competitive, we may need to make significant capital expenditures. Customer acceptance of the services and products that we offer will continually be affected by technology-based differences in our product and service offerings. New technologies may be protected by patents or other intellectual property laws and therefore may not be available to us.

Our satellites have a limited life and may fail prematurely, which would cause our network to be compromised and materially and adversely affect our business, prospects and profitability.

          Nine of our satellites have failed in orbit and others may fail in the future. In-orbit failure may result from various causes, including component failure, loss of power or fuel, inability to control positioning of the satellite, solar or other astronomical events, including solar radiation and flares, and space debris. As our constellation has aged, the quality of our satellites' signals has diminished, and may continue to diminish, adversely affecting the reliability of our service, which could adversely affect our results of operations, cash flow and financial condition.

          We have been advised by our customers and others of temporary intermittent losses of signal cutting off calls in progress or preventing completions of calls when made. Although we believe these problems are characteristic of mobile satellite service providers generally and do not reflect serious problems with our system, if these problems increase, they could affect adversely our business and our ability to complete our business plan.

          Other factors that could affect the useful lives of our satellites include the quality of construction, gradual degradation of solar panels and the durability of components. Radiation induced failure of satellite components may result in damage to or loss of a satellite before the end of its expected life. As a result, fewer than 43 of our in-orbit satellites may be fully functioning at any one time.

          We launched our first-generation constellation beginning in 1998 and ending in 2000. Eight of our nine satellite failures have been attributed to a common anomaly in the satellite communications subsystem S-band antenna. This anomaly has occurred in 16 of our other satellites, a majority of which have been or are in the process of being returned to service. In part as a response to this anomaly, we reduced our operating constellation structure from a "Walker" 48 (six satellites in each of eight planes) to a "Walker" 40 (five satellites in each of eight planes). A majority of our satellites also have experienced other anomalies which have not yet severely impacted services to customers but which may in the future limit the capacity of our existing network. We may be required in the future to make further changes to the structure of our constellation to maintain or improve its performance or to accommodate the launch of our eight spare satellites. Any such changes will require FCC approval. In addition, from time to time we may reposition our satellites within the constellation in order to optimize our service, which could result in degraded service during the repositioning period.

          Although there are some remote tools we use to remedy certain types of problems affecting the performance of our satellites, the physical repair of satellites in space is not feasible. We do not insure our satellites against in-orbit failures, whether such failures are caused by internal or external factors.

A natural disaster could diminish our ability to provide communications service.

          Natural disasters could damage or destroy our ground stations resulting in a disruption of service to our customers. We currently have the technology to safeguard our antennas and protect our ground stations during natural disasters such as a hurricane, but the collateral effects of such disasters such as flooding may impair the functioning of our ground equipment. During the Gulf Coast hurricane activity in 2005, the operations at our gateway located in Sebring, Florida were impaired temporarily causing a temporary degradation of the service level in the affected area. If a future natural disaster impairs or destroys any of our ground facilities, we may be unable to provide service to our customers in the affected area for a period of time.

          In addition, even if our gateways are not affected by natural disasters, our service could be disrupted if a natural disaster damages the public switch telephone network or our ability to connect to the public switch telephone network.

We may not be able to launch our satellites successfully. Loss of a satellite during launch could delay or impair our ability to offer our services or reduce our revenues, and launch insurance, even if it is available, will not cover fully this risk.

          We intend to insure the launch of our eight spare satellites to supplement our existing low earth orbit constellation, but we do not, and do not intend to, insure our existing satellites during their remaining in-orbit operational lives. We anticipate our eight spare satellites will be launched on two rockets, each carrying four satellites. Launch insurance currently costs approximately 5% to 10% of the insured value of the satellite (including launch costs), but may vary depending on market conditions and the safety record of the launch vehicle. Even if a lost satellite is fully insured, acquiring a replacement satellite may be difficult and time consuming. Furthermore, the insurance does not cover lost revenue.

          We expect any launch failure insurance policies that we obtain to include specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written.

          If launch insurance rates were to rise substantially, our future launch costs would increase. In addition, in light of increasing costs, the scope of insurance exclusions and limitations on the nature of the losses for which we can obtain insurance, or other business reasons, we may conclude that it does not make business sense to obtain third-party insurance and may decide to pursue other strategies for mitigating the risk of a satellite launch failure, such as purchasing additional spare satellites or obtaining relaunch guaranties from the launch provider. It is also possible that insurance could become unavailable, either generally or for a specific launch vehicle, or that new insurance could be subject to broader exclusions on coverage, in which event we would bear the risk of launch failures.

Our business plan includes exploiting our ATC license by combining ATC services with our existing business. If we are unable to accomplish this effectively, we may be unable to enjoy the full value of our ATC license.

          We plan to integrate ATC services with our existing satellite services and products, initially using our existing communications network, while developing a second-generation satellite network and upgrading our existing ground facilities. To date, neither we nor any other company has developed an integrated commercial network combining satellite services with ATC services.

          Northern Sky Research estimates that development of a terrestrial network to provide ATC services could cost $2.5 to $3.0 billion in the United States alone. Therefore, full exploitation of our ATC opportunity probably will require us to form partnerships, service contracts or other joint venture arrangements with other telecommunications or spectrum-based service providers. We may not be able to establish such arrangements at all or on favorable terms and, if such arrangements are established, the other parties may not fulfill their obligations. If we are unable to form a suitable partnership or enter into a service contract or joint venture agreement, we may not be able to realize our plan to offer ATC services, which would limit our ability to expand our business and reduce our revenues and profitability.

ATC spectrum access is limited by regulatory and technological factors which may limit the value of our ATC license.

          We have been granted authority to use a finite quantity of radio spectrum for ATC services. Our ATC spectrum currently is limited to 11 MHz, i.e., 5.5 MHz of spectrum in each of the L and S bands. Any ATC use of more than 11 MHz of spectrum would require a change in or waiver of FCC rules. No such change may occur and we may not receive any such waiver. In addition, our authority to provide ATC services is contingent on our continuing to offer satellite services to our customers. Accordingly, we must continue to provide communication between our satellites and the gateways when we commence providing ATC services through our network. If we are not able to manage our satellite and ATC spectrum use dynamically and efficiently, we may not be able to realize the full value of ATC.

          The FCC rules governing ATC are relatively new and are subject to interpretation. These rules require ATC service providers to demonstrate that their mobile satellite and ATC services constitute an "integrated service offering." The FCC has indicated that one means of meeting this requirement is through the use of dual-mode mobile satellite services/ATC handset phones. Although we believe we can obtain and sell dual-mode mobile satellite services/ATC handset phones that will comply with the ATC rules, the scope of ATC services that we will be permitted and required to provide under our existing FCC license is unclear and we may be required to seek amendments to our ATC license to execute our business plan. The development and operation of our ATC system may also infringe on unknown and unidentified intellectual property rights of other persons, which could require us to modify our business plan, thereby increasing our development costs and slowing our time to market. If we are unable to meet the regulatory requirements applicable to ATC services or develop or acquire the required technology, we may not be able to realize our plan to offer ATC services, which would decrease our revenues and profitability.

If the FCC were to reduce our existing spectrum allocation or impose additional spectrum-sharing requirements on us, our services and operations could be adversely affected.

          Under the FCC's plan for mobile satellite services in our frequency bands, we must share frequencies in the United States with other licensed mobile satellite services operators. To date, there are no other authorized CDMA-based mobile satellite services operators and we do not believe anyone is requesting such an authorization. In July 2004, the FCC released new rules which require us to share 3.1 MHz of the 1610.25 to 1621.35 MHz portion of our uplink band with Iridium and the 2496 to 2500 MHz portion of our downlink band with operators providing broadband radio service. The FCC also asked for comment on whether Iridium should be allowed to share the 1616 to 1618.25 MHz portion of the 1.6 GHz band. Although we have continued to contest vigorously any proposed additional sharing of our spectrum, we may not retain exclusive use of all of our existing spectrum. If we are required to share additional frequency bands or if Iridium or an operator of a CDMA system uses these frequencies, it may cause interference with our signal and decrease the value of our spectrum.

Spectrum values historically have been volatile, which could cause the value of our company to fluctuate.

          Our business plan is evolving and it may include forming strategic partnerships to maximize value for our spectrum, network assets and combined service offerings in the United States and internationally. Values that we may be able to realize from such partnerships will depend in part on the value ascribed to our spectrum. Valuations of spectrum in other frequency bands historically have been volatile, and we cannot predict at what amount a future partner may be willing to value our spectrum and other assets. In addition, to the extent that the FCC takes action that makes additional spectrum available or promotes the more flexible use or greater availability (e.g., via spectrum leasing or new spectrum sales) of existing satellite or terrestrial spectrum allocations, the availability of such additional spectrum could reduce the value of our spectrum authorizations, the value of our business and the price of our common stock.

We could lose market share and revenues as a result of increasing competition from companies in the wireless communications industry, including other satellite operators, and from the extension of land-based communication services.

          We face intense competition in all of our markets, which could result in a loss of customers and lower revenues and make it more difficult for us to enter new markets.

          There are currently five other satellite operators providing services similar to ours on a global or regional basis: Iridium L.L.C., Inmarsat, Mobile Satellite Ventures, Thuraya Satellite Communications Company and Asian Cellular Satellites. In addition, ICO Global Communications Company and TMI/TerreStar plan to launch their new satellite systems within the next few years. The provision of satellite-based products and services is subject to downward price pressure when the capacity exceeds demand.

          In April 2001, Iridium, our principal worldwide mobile satellite competitor, exited bankruptcy and resumed commercial service in competition with us. Iridium has a long-term contract from the United States Department of Defense. ICO Global Communications raised additional funding during 2005 to fund the construction of its 2 GHz satellite system and is expected to complete its system and compete with us in the future. TMI/TerreStar also holds a 2 GHz satellite license and is constructing a system that may compete with us in the future. In addition, we may face competition from new competitors or new technologies, which may materially adversely affect our business plan. With so many companies targeting many of the same customers, we may not be able to retain successfully our existing customers and attract new customers and as a result may not grow our customer base and revenue as much as we expect.

          In addition to our satellite-based competitors, terrestrial wireless voice and data service providers are expanding into rural and remote areas and providing the same general types of services and products that we provide through our satellite-based system. Many of these companies have greater resources, wider name recognition and newer technologies than we do. Industry consolidation could adversely affect us by increasing the scale or scope of our competitors and thereby making it more difficult for us to compete.

          Although satellite communications services and ground-based communications services are not perfect substitutes, the two compete in certain markets and for certain services. Consumers generally perceive wireless voice communication products and services as cheaper and more convenient than satellite-based ones.

          Additionally, the extension of terrestrial telecommunications services to regions previously underserved or not served by wireline or wireless services may reduce demand for our service in those regions. These land-based telecommunications services have been built more quickly than we anticipated; therefore, demand for our products and services may decline in these areas more rapidly than we assumed in formulating our business plan. This development has led, in part, to our efforts to identify and sell into geographically remote and certain vertical markets and further the deployment of user terminals and data products. If we are unable to attract new customers in these regions, our customer base may decrease, which could have a material adverse effect on our business prospects, financial condition and results of operations.

The loss of customers, particularly our large customers, may reduce our future revenues.

          We may lose customers due to competition, consolidation, regulatory developments, business developments affecting our customers or their customers, or for other reasons. Our top 10 customers for the year ended December 31, 2005 accounted for, in the aggregate, approximately 20% of our total revenues of $127.1 million. For the year ended December 31, 2005, revenues from our largest customer were $5.0 million, or 4% of our total revenues. If we fail to maintain our relationships with our major customers, if we lose them and fail to replace them with other similar customers, or if we experience reduced demand from our major customers, it could result in a significant reduction in our profitability through the loss of revenues and the requirement to record additional costs to the extent that amounts due from these customers are considered uncollectible. More generally, our customers may fail to renew or may cancel their service contracts with us, which could negatively affect future revenues and profitability.

We may need additional capital to maintain our network and to pursue future growth opportunities. If we fail to obtain sufficient capital, we will not be able to complete our business plan.

          Our business plan calls for the launch of spare and new satellites, upgrading our ground stations, phones and data terminals and entering into joint ventures to develop ATC and other international services and products. We believe the net proceeds from this offering, together with cash on hand, cash generated from our operations and cash available under our credit agreement and irrevocable standby stock purchase agreement, will be sufficient to enable us to implement our business plan. If we are wrong, we may not be able to obtain in a timely manner sufficient funds to develop and launch such satellites, upgrade our ground component or develop our ATC services and products.

Our business is subject to extensive government regulation, which mandates how we may operate our business and may increase our cost of providing services, slow our expansion into new markets and subject our services to additional competitive pressures.

          Our ownership and operation of wireless communication systems are subject to significant regulation in the United States by the FCC and in foreign jurisdictions by similar local authorities. The rules and regulations of the FCC or these foreign authorities may change and not continue to permit our operations as presently conducted or as we plan to conduct such operations.

          Failure to provide services in accordance with the terms of our licenses or failure to operate our satellites or ground stations as required by our licenses and applicable government regulations could result in the imposition of government sanctions on us, up to and including cancellation of our licenses.

          Our system must be authorized in each of the markets in which we or the independent gateway operators provide service. We and the independent gateway operators may not be able to obtain or retain all regulatory approvals needed for operations. Regulatory changes, such as those resulting from judicial decisions or adoption of treaties, legislation or regulation in countries where we operate or intend to operate, may also significantly affect our business. Because regulations in each country are different, we may not be aware if some of the independent gateway operators and/or persons with which we or they do business do not hold the requisite licenses and approvals.

          Our current regulatory approvals could now be, or could become, insufficient in the view of foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis, or at all, in all jurisdictions in which we wish to offer services, and applicable restrictions in those jurisdictions could become unduly burdensome.

          Our operations are subject to certain regulations of the United States State Department's Office of Defense Trade Controls (i.e., the export of satellites and related technical data), United States Treasury Department's Office of Foreign Assets Control (i.e., financial transactions) and the United States Commerce Department's Bureau of Industry and Security (i.e., our gateways and phones). These regulations may limit or delay our ability to operate in a particular country. As new laws and regulations are issued, we may be required to modify our business plans or operations. If we fail to comply with these regulations in any country, we could be subject to sanctions that could affect, materially and adversely, our ability to operate in that country. Failure to obtain the authorizations necessary to use our assigned radio frequency spectrum and to distribute our products in certain countries could have a material adverse effect on our ability to generate revenue and on our overall competitive position.

If we do not develop, acquire and maintain proprietary information and intellectual property rights, it could limit the growth of our business and reduce our market share.

          Our business depends on technical knowledge, and we believe that our future success is based, in part, on our ability to keep up with new technological developments and incorporate them in our products and services. We own or have the right to use certain of our work products, inventions, designs, software, systems and similar know-how. Although we have taken diligent steps to protect that information, the information may be disclosed to others or others may independently develop similar information, systems and know-how. Protection of our information, systems and know-how may result in litigation, the cost of which could be substantial. Third parties may assert claims that our products or services infringe on their proprietary rights. Such claims may prevent or limit our sales of products or services or increase our costs of sales.

          Much of the software we require to support critical gateway operations and customer service functions, including billing, is licensed from third parties, including QUALCOMM and Space Systems/Loral, and was developed or customized specifically for our use. If the third party licensors were to cease to support and service the software, or the licenses were to no longer be available on commercially reasonable terms, it may be difficult, expensive or impossible to obtain such services from alternative vendors. Replacing such software could be difficult, time consuming and expensive, and might require us to obtain substitute technology with lower quality or performance standards or at a greater cost.

We face special risks by doing business in developing markets, including currency and expropriation risks, which could increase our costs or reduce our revenues in these areas.

          Although our most economically important geographic markets currently are the United States and Canada, we have substantial markets for our mobile satellite services in developing countries or regions that are underserved by existing telecommunications systems, such as rural Venezuela and Central America. Developing countries are more likely than industrialized countries to experience market, currency and interest rate fluctuations and may have higher inflation. In addition, these countries present risks relating to government policy, price, wage and exchange controls, social instability, expropriation and other adverse economic, political and diplomatic conditions.

          Although we generally receive payments from our customers and independent gateway operators in U.S. dollars, limited availability of U.S. currency in some local markets or governmental controls on the export of currency may prevent an independent gateway operator from making payments in U.S. dollars or delay the availability of payment due to foreign bank currency processing and approval. In addition, exchange rate fluctuations may affect our ability to control the prices charged for the independent gateway operators' services.

If we become subject to unanticipated foreign tax liabilities, it could materially increase our costs.

          We operate in various foreign tax jurisdictions. We believe that we have complied in all material respects with our obligations to pay taxes in these jurisdictions. However, our position is subject to review and possible challenge by the taxing authorities of these jurisdictions. If the applicable taxing authorities were to challenge successfully our current tax positions, or if there were changes in the manner in which we conduct our activities, we could become subject to material unanticipated tax liabilities. We may also become subject to additional tax liabilities as a result of changes in tax laws, which could in certain circumstances have retroactive effect.

We rely on a limited number of key vendors for timely supply of equipment and services. If our key vendors fail to provide equipment and services to us, we may face difficulties in finding alternative sources and may not be able to operate our business successfully.

          We depend on QUALCOMM for gateway hardware and software, and also as the exclusive manufacturer of phones using the IS-41 CDMA North American standard, which incorporates QUALCOMM proprietary technology. Ericsson OMC Limited and Telit, which until 2000 manufactured phones and other products for us, have discontinued manufacturing these products, and QUALCOMM may choose to terminate its business relationship with us when its current contractual obligations are completed in approximately four years. If QUALCOMM terminates this relationship, we may not be able to find a replacement supplier. Although the QUALCOMM relationship might be replaced, there could be a substantial period of time in which our products are not available and any new relationship may involve a significantly different cost structure, development schedule and delivery times.

          We depend on Axonn LLC to produce and sell the data modems through which we provide our Simplex service. These devices incorporate Axonn proprietary technology. If Axonn were to cease producing and selling these data modems, we would be unable to grow our Simplex services as currently anticipated.

          Space Systems/Loral, Inc. has completed production (except for replacing non-functioning batteries) of seven of our eight spare satellites, all of which are in storage in California. Those satellites were acquired by Old Globalstar in 2003, as part of a settlement with Loral, and are now owned by us. We are dependent on Space Systems/Loral to complete construction of the eighth satellite and on other third parties to test, prepare for launch and provide certain services in support of the launch of our spare satellites. We have contracted with Starsem to launch these satellites. We expect the cost of completing, testing and launching these eight spare satellites (including launch insurance) to be approximately $110 million.

          We are currently soliciting proposals to procure our second-generation satellites. The architecture for these satellites has not yet been determined. We may not receive tenders to provide the second-generation on favorable terms or at all. If either occurred, we would be unable to fulfill our business plan.

Wireless devices may pose health and safety risks and, as a result, we may be subject to new regulations, demand for our services may decrease and we could face liability based on alleged health risks.

          There has been adverse publicity concerning alleged health risks associated with radio frequency transmissions from portable hand-held telephones that have transmitting antennae. Lawsuits have been filed against participants in the wireless industry alleging various adverse health consequences, including cancer, as a result of wireless phone usage. The U.S. Supreme Court recently declined to review a lower federal court's decision remanding for trial in state courts several cases alleging such injuries. Our subsidiary, Globalstar USA, LLC, was a defendant in a similar case in a Georgia state court. Vodafone Americas, Inc. conducted our defense pursuant to a prior indemnification obligation. The plaintiff, on behalf of cellular consumers in Georgia, claimed that defendants (cell phone manufacturers and operators) knew that their cell phone products emitted radio frequency radiation that posed future health risks. Based on the defendants' failure to warn of such risks and alleged breaches of warranty, plaintiff sought a variety of monetary damages as well as headsets for each cell phone consumer in Georgia. For a number of reasons, plaintiff recently agreed to dismiss the case voluntarily, subject to a right to re-file the case without prejudice in six months.

          Although we do not believe that there is valid scientific evidence that use of our phones poses a health risk, courts or governmental agencies could find otherwise. Any such finding could reduce our revenues and profitability and expose us and other wireless providers to litigation, which, even if not successful, could be costly to defend.

          If consumers' health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets. Further, government authorities might increase regulation of wireless handsets as a result of these health concerns. The actual or perceived risk of radio frequency emissions could reduce our subscriber growth rate, reduce the number of our subscribers or impair our ability to obtain future financing.

The loss of key employees could impede our ability to implement our business plan.

          We rely on a number of key employees. Our key employees have highly specialized skills and extensive experience in their respective fields, such as satellite engineering and operations, and their individual contributions to our operations may be difficult to replace due to the scarcity of candidates of comparable caliber and experience. Accordingly, the loss of some or all of these employees could adversely affect our ability to manage our operations and to execute our long-term business strategy. We do not have employment agreements with any of our key employees, nor do we carry key person insurance on these individuals.

Pursuing strategic transactions may cause us to incur additional risks.

          We may pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis. We may face costs and risks arising from these transactions, including integrating a new business into our business or managing a joint venture. These may include legal, organizational, financial and other costs and risks.

          In addition, if we were to choose to engage in any major business combination or similar strategic transaction, we may require significant external financing in connection with the transaction. Depending on market conditions, investor perceptions of us and other factors, we may not be able to obtain capital on acceptable terms, in acceptable amounts or at appropriate times to implement any such transaction. Any such financing, if obtained, may further dilute our existing stockholders.

Our indebtedness could impair our ability to react to changes in our business and may limit our ability to use debt to fund future capital needs.

          Our indebtedness could adversely affect our financial condition. If our credit agreement had been in effect and the term loans fully drawn at March 31, 2006, our indebtedness would have been $151.4 million. This would have resulted in annual interest expense of approximately $            million, assuming an interest rate of     %. Our indebtedness could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate expenditures;

  •
  result in an event of default if we fail to comply with the restrictive covenants contained in our credit agreement, which event of default could result in all of our debt becoming immediately due and payable;

  •
  increase our vulnerability to adverse general economic or industry conditions;

  •
  limit our flexibility in planning for, or reacting to, competition and/or changes in our business or our industry;

  •
  limit our ability to borrow additional funds;

  •
  restrict us from making strategic acquisitions, introducing new products or services or exploiting business opportunities; and

  •
  place us at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

          Furthermore, if an event of default were to occur with respect to our credit agreement or other indebtedness, our creditors could accelerate the maturity of our indebtedness. Our indebtedness under our credit agreement is secured by a lien on substantially all of our assets and the assets of our domestic subsidiaries and the lenders could foreclose on these assets to repay the indebtedness.

          Our ability to make scheduled payments on or to refinance indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or feasible. Our credit agreement restricts our ability to sell assets. Even if we could consummate those sales, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due.

We will be able to incur additional indebtedness or other obligations in the future, which would exacerbate the risks discussed above.

          Our credit agreement permits us to incur additional indebtedness. Although the credit agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute "indebtedness" as defined in the credit agreement. To the extent new debt or other obligations are added to our currently anticipated debt levels, the substantial indebtedness risks described above would increase.

          We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Restrictive covenants in our credit agreement impose restrictions that may limit our operating and financial flexibility.

          The credit agreement contains a number of significant restrictions and covenants that limit our ability to:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make distributions to our stockholders;

  •
  make investments, acquisitions or capital expenditures;

  •
  repurchase or redeem capital stock or subordinated indebtedness;

  •
  grant liens on our assets;

  •
  incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

  •
  enter into transactions with our affiliates;

  •
  incur obligations to vendors of satellites;

  •
  merge or consolidate with other entities or transfer all or substantially all of our assets; and

  •
  transfer or sell assets.

          Complying with these restrictive covenants, as well as those that may be contained in any agreements governing future indebtedness, may impair our ability to finance our operations or capital needs or to take advantage of other favorable business opportunities. Our ability to comply with these restrictive covenants will depend on our future performance, which may be affected by events beyond our control. If we violate any of these covenants and are unable to obtain waivers, we would be in default under the agreement and payment of the indebtedness could be accelerated. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the common stock and may make it more difficult for us to successfully execute our business plan and compete against companies who are not subject to such restrictions.

If we are unable to address successfully the material weakness in our internal controls, or our other control deficiencies, our ability to report our financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected; public reporting obligations will put significant demands on our financial, operational and management resources.

          We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, in connection with its audit of our 2005 consolidated financial statements, our independent registered public accounting firm, Crowe Chizek and Company LLP, identified a material weakness in our processes, procedures and controls related to our failure to eliminate inter-company profit from sales of inventory and surplus or spare fixed assets related to gateway equipment to our subsidiaries, and informed members of our senior management and our board of directors that these processes, procedures and controls were not adequate to ensure that our financial statements were prepared in accordance with generally accepted accounting principles. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We failed to eliminate approximately $0.9 million in inter-company profit resulting from these sales in our initial preparation of our 2005 financial statements. This control deficiency could have resulted in an overstatement of our earnings for 2005 that would not have been prevented or detected. Accordingly, our management concluded that this deficiency in internal control over financial reporting was a material weakness.

          We have corrected this error in our year-end adjustments in connection with finalizing the financial statements included in this prospectus. We intend to implement additional controls to verify that all future inter-company profits are captured and tracked properly and eliminated in the consolidation.

          In connection with their audit of our 2005 financial statements, Crowe Chizek also advised our management and board of directors that it had identified other significant deficiencies in our internal controls. A significant deficiency is defined as a control deficiency, or a combination of control deficiencies, that adversely affects a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. Crowe Chizek recommended that we consider taking remedial actions, including hiring additional accounting resources in our significantly understaffed corporate accounting department, establishing a monthly close checklist and timetable, reviewing and supervising manual journal entries, historical estimates and consistency of accounting policies, segregating duties in our accounts payable department, reviewing calculations of allowance for doubtful accounts and inventory and warranty reserves, and simplifying and automating our reporting process, particularly in the consolidation of our foreign subsidiaries' financial information. We have begun to implement these recommendations. We have not yet determined the cost of doing so, but do not expect it to be material.

          We will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 at or before the date on which we are required to comply with it.

          Any material weakness or other deficiencies in our control systems may affect our ability to comply with SEC reporting requirements and            listing standards or cause our financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, as well as subject us to civil or criminal investigations and penalties.

Risks Related to this Offering

You may not receive any dividends on our common stock.

          We do not expect to pay dividends on our common stock, including the common stock issued in this offering. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. Our credit agreement currently prohibits the payment of dividends with certain minor exceptions. See "Dividend Policy and Restrictions."

There is no existing market for our common stock, and one may not develop to provide you with adequate liquidity.

          Prior to this offering, there has not been a public market for our common stock. We intend to apply to list our common stock on the                        . However, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the                        or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters based on numerous factors that we discuss in the "Underwriting" section of this prospectus and may not be indicative of prices that will prevail in the open market following this offering.

          Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

          The trading price of our common stock may be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

  •
  actual or anticipated variations in our operating results;

  •
  changes in financial estimates by research analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any research analysts that elect to follow our common stock or the common stock of our competitors;

  •
  actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

  •
  actual or anticipated changes in the regulatory environment affecting our industry;

  •
  changes in the market valuations of our industry peers; and

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

          The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. You may be unable to resell your shares of our common stock at or above the initial public offering price.

Future sales of shares of our common stock by existing stockholders in the public market, or the possibility or perception of these sales, could cause our stock price to decline.

          The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that significant sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We, Thermo, any of our other stockholders that are parties to the irrevocable standby stock purchase agreement and our directors and executive officers have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Wachovia Capital Markets, LLC. See "Underwriting." Our other stockholders, who own an aggregate of approximately    % of our common stock on the date of this prospectus, are not subject to these restrictions and may sell their shares immediately after this offering to the extent permitted by law.

          Upon the closing of this offering, we will have                        shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Of the outstanding shares, all of the shares sold in this offering, as well as            unrestricted shares already outstanding that were issued in the Reorganization and are not held by our "affiliates," as defined under Rule 144 of the Securities Act, will be freely tradable without restriction or further registration under the Securities Act. Any shares owned by our "affiliates" may be sold only in compliance with the limitations of that Rule. The remaining                        outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144.

The book value of shares of common stock purchased in this offering will be immediately diluted and may be subject to additional dilution in the future.

          The initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. If, as of March 31, 2006, we had issued and sold             million shares of common stock at an assumed initial public offering price of $            per share (the mid-point of the initial public offering price range indicated on the cover of this prospectus), you would have incurred immediate dilution of $            in the net tangible book value per share. This dilution would have been $            if we assume issuance of all of the common stock subject to the irrevocable standby stock purchase agreement. Any issuance of shares pursuant to our 2006 Equity Incentive Plan will result in further dilution.

Provisions in our charter documents and credit agreement and provisions of Delaware law may discourage takeovers, which could affect the rights of holders of our common stock.

          Provisions of Delaware law and our amended and restated certificate of incorporation, amended and restated bylaws and our credit agreement could hamper a third party's acquisition of us or discourage a third party from attempting to acquire control of us. These provisions include:

  •
  the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

  •
  the ability of our board of directors to issue preferred stock with voting rights or with rights senior to those of the common stock without any further vote or action by the holders of our common stock;

  •
  the division of our board of directors into three separate classes serving staggered three-year terms;

  •
  the ability of our stockholders, at such time when Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, to remove our directors only for cause and only by the vote of at least 66 2/3% of the outstanding shares of capital stock entitled to vote in the election of directors;

  •
  prohibitions, at such time when Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, on our stockholders acting by written consent;

  •
  prohibitions on our stockholders calling special meetings of stockholders or filling vacancies on our board of directors;

  •
  the requirement, at such time when Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, that our stockholders must obtain a super-majority vote to amend or repeal our amended and restated certificate of incorporation or bylaws;

  •
  change of control provisions in our credit agreement, which provides that a change of control will constitute an event of default and, unless waived by the lenders, will result in the acceleration of the maturity of all indebtedness under the credit agreement; and

  •
  change of control provisions in our 2006 Equity Incentive Plan, which provides that a change of control may accelerate the vesting of all outstanding stock options, stock appreciation rights and restricted stock.

          We also are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder.

          These provisions also could make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

We are controlled by Thermo, whose interests may conflict with yours.

          Upon completion of this offering, Thermo will own approximately    % of our outstanding common stock. If Thermo were to purchase all of the common stock it has agreed to purchase in the irrevocable standby stock purchase agreement, its ownership would increase to approximately    %. Thermo will be able to control the election of all of the members of our board of directors and the vote on substantially all other matters, including significant corporate transactions such as the approval of a merger or other transaction involving our sale.

          The interests of Thermo may conflict with the interests of our other stockholders. Thermo may take actions it believes will benefit its equity investment in us even though such actions might not be in your best interests as a holder of our common stock.

As a "controlled company," as defined in the rules of the                        , we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

          Upon completion of this offering, Thermo will own common stock representing more than a majority of the voting power in election of our directors. As a result, we will be considered a "controlled

company" within the meaning of the corporate governance standards of the                        . Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including (1) the requirement that a majority of its board of directors consist of independent directors, (2) the requirement that it have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. Following this offering, we intend to elect to be treated as a controlled company and thus utilize these exemptions. As a result, we will not have a majority of independent directors nor will we have compensation and nominating/corporate governance committees consisting entirely of independent directors. Accordingly, you will not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                        .

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Certain statements in this prospectus are not historical facts and are "forward-looking statements" within the meaning of the U.S. federal securities laws. Words such as "believes," "expects," "estimates," "may," "intends," "should" or "anticipates" and similar expressions or their negatives identify forward-looking statements.

          Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements and launches), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained in this prospectus regarding matters that are not historical facts, involve predictions. These and similar statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by the statements. These risks and uncertainties include, among other things:

  •
  the level and type of demand for our products and services, including the extent to which changes in demand and our competitive position may result in changes to our future products and services and in pricing pressure and overcapacity in the markets in which we compete;

  •
  problems with respect to the construction, launch or in-orbit performance of our existing and future satellites, including possible future losses on the launch of satellites that are not fully covered by insurance, with the performance of the ground-based facilities operated by us or by the independent gateway operators, or with the performance of our system as a whole;

  •
  our ability to attract sufficient additional funding if needed to meet our future capital requirements;

  •
  competition and our competitiveness vis-à-vis other providers of satellite and ground-based products and services;

  •
  the pace and effects of industry consolidation;

  •
  the continued availability of launch insurance on commercially reasonable terms, and the effects of any insurance exclusions;

  •
  changes in technology;

  •
  changes in our business strategy or development plans;

  •
  our ability to attract and retain qualified personnel;

  •
  worldwide economic, geopolitical and business conditions and risks associated with doing business on a global basis;

  •
  control by our controlling stockholder;

  •
  legal, regulatory, and tax developments, including changes in domestic and international government regulation; and

  •
  other factors set forth under "Risk Factors."

          We caution you that the foregoing list of important factors is not exclusive. These risks and uncertainties could cause actual results to vary materially from future results indicated, expressed or implied in any forward-looking statements. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to update or revise publicly any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

          We estimate that the net proceeds from the sale of the            shares of common stock offered by this prospectus will be approximately $             million, assuming an initial public offering price of $            per share (the mid-point of the estimated price range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses aggregating approximately $                        that are payable by us.

          We intend to use the proceeds from this offering, together with the proceeds from borrowings of the term loans under our credit agreement, the issuance of our common stock under the irrevocable standby stock purchase agreement and cash generated by our business, to fund the procurement and launch of our second-generation satellite constellation, upgrades to our gateways and other ground facilities, and the launch of eight spare satellites to augment our current constellation, as well as for general corporate purposes. We have entered into a contract with Starsem for the launch of our eight spare satellites. We anticipate that the cost of completing, testing and launching our eight spare satellites (including launch insurance) will be approximately $110.0 million. We have entered into a contract with            for the procurement of our second-generation satellite constellation. We anticipate that the cost of procuring and launching our second-generation satellite constellation and related upgrades to our gateways and other ground facilities will be approximately $1.0 billion to $1.2 billion.

          We intend to use the net proceeds from any shares sold pursuant to the underwriters' over-allotment option for the same purposes.

          An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) the net proceeds from this offering by $    million. A $0.25 increase (decrease) in the assumed public offering price per share of the common stock (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the net proceeds that we receive in this offering by approximately $    million, after deducting underwriting discounts and other fees and expenses payable by us, assuming the number of shares being offered, as set forth on the cover page of this prospectus, does not change.

          We intend to invest the net proceeds from this offering in short-term, interest-bearing marketable securities until they are required for the purposes described above.

DIVIDEND POLICY AND RESTRICTIONS

          Pursuant to the operating agreement of Globalstar LLC, in connection with our conversion to a Delaware corporation on March 17, 2006, we will distribute $685,848 to Thermo when permitted by our credit agreement. This amount represents a deferred payment of interest that accrued from December 6, 2003 to April 14, 2004 on loans made by Thermo to us that were converted to equity on April 14, 2004. Otherwise, we have not declared or paid dividends on our common stock in the past, and we do not presently anticipate doing so in the future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and any other factors our board of directors may deem relevant. Our credit agreement currently prohibits the payment of dividends on our common stock with certain exceptions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement."

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006 (1) on an actual basis, (2) on an as-adjusted basis after giving effect to:

  •
  the sale of            shares of our common stock in this offering at an assumed initial public offering price of $            per share (the mid-point of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses;

  •
  the    -for-one split of our common stock to be effective immediately prior to the closing of the offering;

  •
  the borrowing of $100.0 million of term loans under our credit agreement on                        , 2006; and

  •
  the receipt of the net proceeds from this offering and the term loans; and

(3) on an as further adjusted basis after giving effect to the foregoing adjustments and:

  •
  the issuance of all            shares of common stock subject to the irrevocable standby stock purchase agreement described in "Certain Relationships and Related Party Transactions—Irrevocable Standby Stock Purchase Agreement" in exchange for $            ;

  •
  the borrowing of the $50.0 million delayed draw term loan under our credit agreement on or before            ; and

  •
  the receipt of the net proceeds of the sale of such stock and the delayed draw term loan.

          You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data" and the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted	As Further Adjusted
	(In thousands)
Cash and cash equivalents	$33,063	$	$

Debt:
Revolving loans under credit agreement(1)	$—	$	$
Term loans under credit agreement	—
Other long-term debt	568

Total long-term debt	568
Stockholders' equity:
Preferred stock, par value $0.0001 per share, shares authorized, no shares issued and outstanding	—
Common stock, par value $0.0001 per share, 800,000,000 shares authorized, shares issued and outstanding, actual, shares issued and outstanding, as adjusted, and shares issued and outstanding, as further adjusted(2)	1
Additional paid-in capital	77,861
Accumulated other comprehensive loss	(1,369)
Retained earnings	22,486

Total stockholders' equity	98,979

Total capitalization	$99,547	$	$

(1)
Excludes $            available under the revolving credit facility of our credit agreement.

(2)
To the extent we change the number of shares of common stock we sell in this offering from the shares we expect to sell or we change the initial public offering price from the $    per share assumed initial offering price, or any combination of these events occurs, our net proceeds from this offering and as adjusted additional paid-in capital may increase or decrease. A $0.25 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and our as adjusted additional paid-in capital by $     million and an increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) the net proceeds from this offering and our as adjusted additional paid-in capital by approximately $       million and $       million, respectively.

DILUTION

          Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2006, divided by the number of shares of our common stock outstanding as of that date. As of March 31, 2006, we had a net tangible book value of $                        , or $            per share (as adjusted to reflect a    -for-one stock split to be effective immediately prior to the closing of the offering).

          On a pro forma basis, after giving effect to the stock split and:

  •
  the sale of                        shares of common stock in this offering at an assumed initial public offering price of $            per share (the mid-point of the price range on the cover of this prospectus); and

  •
  the receipt of the estimated net proceeds as described under "Use of Proceeds,"

our pro forma net tangible book value as of March 31, 2006 would have been $     million, or $    per share of common stock.

          This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate dilution in net tangible book value of $            per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$
Net tangible book value per share at March 31, 2006	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

          A $0.25 increase (decrease) in the initial public offering price from the assumed initial public offering price of $    per share would decrease (increase) our net tangible book value after giving effect to this offering by approximately $    million, our pro forma net tangible book value per share after giving effect to the offering by $    per share and the dilution in net tangible book value per share to new investors in this offering by $    per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no other change to the number of shares offered by us as set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price from the price assumed above, would decrease (increase) our net tangible book value after giving effect to this offering by approximately $     million, decrease (increase) our pro forma net tangible book value per share after giving effect to this offering by $    per share, and increase (decrease) the dilution in net tangible book value per share to new investors in this offering by $    per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

          The following table summarizes, on the same pro forma basis as of March 31, 2006, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%		$

          The following table summarizes the foregoing information assuming, in addition, the issuance of all shares of common stock subject to the irrevocable standby stock purchase agreement.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%		$

          Upon completion of the offering, we expect to issue an aggregate of            restricted shares of our common stock at no cost to substantially all of our employees. See "Management—Equity Incentive Plan." These issuances will result in further dilution to new investors. To the extent that we grant additional stock awards in the future, there may be further dilution to new investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

          The following table presents our selected historical consolidated financial information and other data for the years ended December 31, 2001 and 2002, for the period from January 1, 2003 through December 4, 2003, for the period from December 5, 2003 through December 31, 2003, for the years ended December 31, 2004 and 2005 and for the three months ended March 31, 2005 and 2006, and as of December 31, 2001, 2002, 2003, 2004 and 2005 and March 31, 2006. The selected historical consolidated financial data of Old Globalstar (Predecessor) for the years ended December 31, 2001 and 2002 has been derived from Old Globalstar's consolidated financial statements, which are not included in this prospectus. Our selected historical consolidated financial data for the period from January 1, 2003 to December 4, 2003 (Predecessor), the period from December 5, 2003 to December 31, 2003 (Successor), and the years ended December 31, 2004 and 2005, and as of December 31, 2004 and 2005, has been derived from our audited consolidated financial statements, which are included in this prospectus. Our selected historical consolidated financial data for the three months ended March 31, 2005 and 2006, and as of March 31, 2006, is derived from our unaudited consolidated financial statements, which also are included in this prospectus. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

          The columns in the following tables entitled "Predecessor" contain financial information with respect to the business and operations of Old Globalstar for periods prior to December 5, 2003, the date on which we obtained control of its assets.

          You should read the selected historical consolidated financial data set forth below together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus. The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations.

	Predecessor			Successor
	Year Ended December 31,				Year Ended December 31,		Three Months Ended March 31,
			January 1 through December 4, 2003	December 5 through December 31, 2003
	2001	2002			2004	2005	2005	2006
	(unaudited)						(unaudited)
	(Dollars in thousands, except per share data, average monthly revenue per user, average monthly churn rate and cost per gross addition)
Statement of Operations Data:
Revenue:
Service revenue	$6,252	$17,182	$40,048	$2,387	$57,927	$81,472	$16,751	$20,694
Subscriber equipment sales(1)	152	7,457	16,295	1,470	26,441	45,675	8,017	9,648

Total revenue	6,404	24,639	56,343	3,857	84,368	127,147	24,768	30,342

Operating Expenses:
Cost of services	56,074	26,379	26,629	1,931	25,208	25,432	7,128	6,547
Cost of subscriber equipment sales(2)	130	5,650	12,881	635	23,399	38,742	6,427	8,515
Marketing, general and administrative	101,392	39,104	28,814	4,950	32,151	37,945	8,171	9,965
Restructuring	12,035	7,694	5,381	690	5,078	—	—	—
Launch termination costs	—	18,379	—	—	—	—	—	—
Depreciation and amortization	35,554	30,904	31,473	125	1,959	3,044	467	1,390
Impairment of assets	—	—	211,854	—	114	114	—	—

Total operating expenses	205,185	128,110	317,032	8,331	87,909	105,277	22,193	26,417

Operating Income (Loss)	(198,781)	(103,471)	(260,689)	(4,474)	(3,541)	21,870	2,575	3,925
Interest income	4,513	101	7	7	58	242	15	167
Interest expense(3)	(381,170)	(46,523)	(1,513)	(131)	(1,382)	(269)	(105)	(20)
Other	—	—	485	44	921	(622)	(599)	(337)

Total other income (expense)	(376,657)	(46,422)	(1,021)	(80)	(403)	(649)	(689)	(190)
Income (loss) before income taxes	(575,438)	(149,893)	(261,710)	(4,554)	(3,944)	21,221	1,886	3,735
Income tax expense (benefit)	73	66	170	(37)	(4,314)	2,502	1,522	(18,751)

Net income (loss)	$(575,511)	$(149,959)	$(261,880)	$(4,517)	$370	$18,719	$364	$22,486

Earnings (Loss) Per Share Data(4):
Earnings (loss) per common share—basic	N/A	N/A	N/A	$(0.45)	$0.04	$1.82	$0.04	$2.18
Earnings (loss) per common share—diluted	N/A	N/A	N/A	$(0.45)	$0.04	$1.81	$0.04	$2.17
Weighted average shares—basic	N/A	N/A	N/A	10,000,000	10,077,320	10,309,278	10,309,278	10,324,609
Weighted average shares—diluted	N/A	N/A	N/A	10,000,000	10,077,320	10,325,979	10,325,979	10,379,561
Pro Forma C Corporation Data(5) (unaudited):
Historical income before
income taxes	N/A	N/A	N/A	N/A	N/A	$21,221	$1,886	N/A
Pro forma income tax expense (benefit)	N/A	N/A	N/A	N/A	N/A	6,931	1,248	N/A

Pro forma net earnings	N/A	N/A	N/A	N/A	N/A	$14,290	$638	N/A

Pro forma net earnings per share—basic	N/A	N/A	N/A	N/A	N/A	$1.39	$0.06	N/A
Pro forma net earnings per share—diluted	N/A	N/A	N/A	N/A	N/A	$1.38	$0.06	N/A
Weighted average shares—basic	N/A	N/A	N/A	N/A	N/A	10,309,278	10,309,278	N/A
Weighted average shares—diluted	N/A	N/A	N/A	N/A	N/A	10,325,979	10,325,979	N/A

Other Data (for the period) (unaudited):
Average monthly revenue per user(6)
Retail	N/A	N/A	$69.72	$62.90	$67.93	$68.11	$67.67	$58.54
Independent gateway operators	N/A	N/A	11.46	9.72	9.88	10.70	7.90	8.39
Simplex	N/A	N/A	N/A	N/A	9.84	6.58	6.61	5.22
Number of subscribers	N/A	N/A	105,571	109,503	141,450	195,968	144,883	203,946
Average monthly churn rate(7)	N/A	N/A	0.85%	1.24%	1.60%	1.30%	1.20%	1.40%
EBITDA(8)	N/A	N/A	$(228,731)	$(4,305)	$(661)	$24,292	$2,443	$4,978
Capital expenditures	N/A	N/A	$1,058	$10	$4,015	$9,918	$973	$4,279
Cost per gross addition(9)	N/A	N/A	$262	$200	$230	$248	$362	$319
	Predecessor		Successor
Balance Sheet Data:	As of December 31, 2001	As of December 31, 2002	As of December 31, 2003	As of December 31, 2004	As of December 31, 2005	As of March 31, 2006
	(unaudited)					(unaudited)
	(In thousands)
Cash and cash equivalents	$55,265	$15,248	$20,026	$13,330	$20,270	$33,063
Total assets	$456,391	$294,374	$48,214	$63,897	$113,545	$168,407
Long-term debt(10)	$363,828	$3,425,921	$3,426,338	$3,278	$631	$568
Ownership equity (deficit)	$(2,997,753)	$(3,150,598)	$(3,415,195)	$40,421	$71,430	$98,979

(1)
Includes related party sales of $440 for the year ended December 31, 2005.

(2)
Includes costs of related party sales of $314 for the year ended December 31, 2005.

(3)
Includes related party amounts of $337 (January 1, 2003 - December 4, 2003), $131 (December 5, 2003 - December 31, 2003), $1,324 (year ended December 31, 2004), $176 (year ended December 31, 2005) and $58 and $0 (three months ended March 31, 2005 and 2006, respectively).

(4)
Basic and diluted earnings (loss) per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation, has been adjusted to reflect the            -for-one stock split we expect to effect immediately prior to consummation of this offering and the issuance of the            shares of our common stock being offered hereby.

(5)
Prior to January 1, 2006, we and Predecessor were treated as a partnership for federal income tax purposes. A partnership passes through essentially all taxable income and losses to its partners or members and does not pay federal income taxes at the partnership level. Historical income tax expense consists mainly of foreign, state and local income taxes. On January 1, 2006, we elected to be taxed as a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we (or Predecessor) had been taxed as a C corporation for the year ended December 31, 2005 and the three months ended March 31, 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Income Taxes" and Note 13 to our consolidated financial statements.

(6)
Average monthly revenue per user measures service revenues per month divided by the average number of subscribers during that month. Average monthly revenue per user as so defined may not be similar to average monthly revenue per user as defined by other companies in our industry, is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that average monthly revenue per user provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers.

(7)
We define churn rate as the aggregate number of our retail subscribers (excluding Simplex customers and customers of the independent gateway operators) who cancel service during a month, divided by the average number of retail subscribers during the month. Others in our industry may calculate churn rate differently. Churn rate is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that churn rate provides useful information concerning customer satisfaction with our services and products.

(8)
EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to GAAP measurements, such as net income, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies.

We believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Our management uses EBITDA principally as a measure of our operating performance and also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to ours. Our management uses EBITDA for planning purposes, including the preparation of our annual operating budget. EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense on borrowed money or depreciation expense on our capital assets. EBITDA also does not include the payment of taxes, which is a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view EBITDA in isolation and also uses other measures, such as net income, revenues and operating profit, to measure operating performance.

The following is a reconciliation of EBITDA to net income (loss):

	Predecessor			Successor					As Adjusted
	Year Ended December 31,				Year Ended December 31,		Three Months Ended March 31,			Three Months Ended March 31, 2006
			January 1 through December 4, 2003	December 5 through December 31, 2003
									Year Ended December 31, 2005
	2001	2002			2004	2005	2005	2006
	(In thousands)
Net income (loss)	$(575,511)	$(149,959)	$(261,880)	$(4,517)	$370	$18,719	$364	$22,486	$	$
Interest expense (income), net	376,657	46,422	1,506	124	1,324	27	90	(147)
Income tax expense (benefit)	73	66	170	(37)	(4,314)	2,502	1,522	(18,751)
Depreciation and amortization	35,554	30,904	31,473	125	1,959	3,044	467	1,390

EBITDA	$(163,227)	$(72,567)	$(228,731)	$(4,305)	$(661)	$24,292	$2,443	$4,978	$	$

  (a)
  See Note 5 above.

The following table provides supplemental information as to unusual and other items that are reflected in EBITDA:

	Predecessor	Successor					As Adjusted
			Year Ended December 31,		Three Months Ended March 31,			Three Months Ended March 31, 2006
	January 1 through December 4, 2003	December 5 through December 31, 2003
							Year Ended December 31, 2005
			2004	2005	2005	2006
	(In thousands)
Satellite failures(a)	$2,527	—	$114	$114	—	—	$114	—
ELSACOM settlement(b)	$744	—	—	—	—	—	—	—
Pension adjustment(c)	$941	—	—	—	—	—	—	—
UT writeoff recovery(d)	$(103)	—	—	—	—	—	—	—
Asset impairment(e)	$211,854	—	—	$100	—	—	$100	—
Restructuring (other)(f)	$5,381	$690	$5,078	—	—	—	—	—

  (a)
  Represents a write-off for failed satellites.

  (b)
  Represents a write-off in settlement of an overdue gateway receivable from an independent gateway operator.

  (c)
  Represents the benefit of pension and benefit adjustments.

  (d)
  Represents the recovery of overdue accounts receivable previously written off.

  (e)
  Represents an impairment charge related to allocation of the price we paid in the Reorganization for the assets and business of Old Globalstar for the Predecessor period and a write-off of an investment in the Successor period.

  (f)
  Represents costs relating to the restructuring of Old Globalstar that we assumed in the Reorganization.

(9)
We define cost per gross addition as total sales and marketing costs and agent and internal salesperson commissions in a given period relating to retail customers divided by the total number of retail subscriber activations over the same period. Cost per gross addition is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that cost per gross addition provides useful information concerning the cost of increasing our number of subscribers.

(10)
Includes liabilities subject to compromise as of December 31, 2002 and 2003 in the amount of $3,425,921 and $3,421,967, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus. In doing so, you should keep in mind that the discussion, except for the three months ended March 31, 2006, relates to periods prior to the formation of Globalstar, Inc., that it includes discussions of the financial condition and results of operations of Globalstar LLC and its predecessor Old Globalstar and that, in that connection, it relates in part to periods prior to the consummation of the Reorganization.

Overview

          We are a leading provider of mobile voice and data communication services via satellite. Our communications platform extends telecommunications beyond the boundaries of terrestrial wireline and wireless telecommunications networks to serve our customer's desire for connectivity and reliable service at all times and locations. Using our 43 in-orbit satellites and 25 ground stations, or gateways, we offer high-quality, reliable voice and data communications services to government agencies, businesses and other customers in over 120 countries.

          As described under "Company History," on February 15, 2002, Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. We were formed in Delaware in November 2003 for the purpose of acquiring substantially all the assets of Old Globalstar and its subsidiaries. With Bankruptcy Court approval, we acquired Old Globalstar's assets and assumed certain of its liabilities in a two-step transaction, with the first step completed on December 5, 2003, and the second step on April 14, 2004. On January 1, 2006, we elected to be taxed as a C corporation, and on March 17, 2006, we converted from a Delaware limited liability company to a Delaware corporation.

          Management determined that operational control of our business passed to us with the completion of the first step of the acquisition on December 5, 2003. Accordingly, Old Globalstar's results of operations, financial position and cash flows prior to December 5, 2003 are presented as "Predecessor" or "Predecessor Period(s)." The results of operations, financial position and cash flows thereafter are collectively presented as "Successor" or "Successor Period(s)." The acquisition was accounted for using the purchase method of accounting.

          Service Revenues.    We earn revenues primarily from the sale of satellite communications services to direct customers, resellers and independent gateway operators. These services include mobile and fixed voice and data services and asset tracking and monitoring services. We generated approximately 70%, 69%, 64% and 68% of our consolidated revenues from the sale of our satellite communication services in 2003, 2004, 2005 and the first three months of 2006, respectively. The decrease in service revenue as a percentage of total revenue in 2005 resulted primarily from a substantial increase in product sales. Additionally, in 2005 we significantly increased sales of our Liberty Plans for which payment is received in advance but revenue is recognized based on usage, thereby increasing our deferred revenue due to the prepaid nature of the Plans while decreasing our current recognized revenue. These sales should result in higher service revenue in future periods. In 2005, we also experienced increasing demand for our services driven by increased awareness of the need for reliable communication services in the wake of Hurricanes Katrina, Rita and Wilma and the Asian tsunami. As of December 31, 2005 and March 31, 2006, we served approximately 196,000 and 204,000 subscribers, which represented 39% and 41% increases over our subscribers at December 31, 2004 and March 31, 2005, respectively. Although the majority of our subscribers utilize our network principally for voice communication services, an increasing portion of our revenue is derived from the sale of high and low speed data services, including asset tracking. Our service revenue during the year ended December 31, 2005 and the three months ended March 31, 2006 increased by 41% and 24% over the year ended December 31, 2004 and the three months ended March 31, 2005, respectively.

          Subscriber Equipment Sales Revenue.    We also sell related voice and data equipment to our customers. We generated approximately 30%, 31%, 36% and 32% of our consolidated revenues from subscriber equipment sales in 2003, 2004, 2005 and the first three months of 2006, respectively. As a percentage of our revenue, equipment sales increased faster than our service revenues in 2005 primarily as a result of significant customer growth in our major markets. Our subscriber equipment sales revenue increased by 73% and 20% for the year ended December 31, 2005 and the three months ended March 31, 2006 compared to 2004 and the same period in 2005, respectively. This increase in equipment sales revenue was due to heightened awareness of our product and service offerings. We price our subscriber equipment sales to maintain an overall positive margin on these sales rather than using the sales as "loss leaders" to promote the sale of our services.

          The table below sets forth amounts and percentages of our revenue by type of service and equipment sales for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006.

	Year Ended December 31, 2003 Combined(1)		Year Ended December 31, 2004		Year Ended December 31, 2005		Three Months Ended March 31, 2005		Three Months Ended March 31, 2006
	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue
	(Dollars in thousands)
Service Revenue:
Mobile (voice and data)	$30,453	51%	$43,661	52%	$60,092	47%	$12,833	52%	$15,542	51%
Fixed (voice and data)	2,903	5	5,315	6	6,637	5	1,379	6	1,878	6
Satellite data modems (data)	683	1	770	1	1,240	1	239	1	350	1
Asset tracking and monitoring	19	0	208	0	945	1	113	0	328	1
Independent gateway operators	6,820	11	7,089	8	9,098	7	1,577	6	1,902	6
Other(2)	1,557	3	884	1	3,460	3	610	2	694	2

Subtotal	42,435	70	57,927	69	81,472	64	16,751	68	20,694	68

Equipment Revenue:
Mobile equipment	11,580	19	12,611	15	23,662	19	3,927	16	3,287	11
Fixed equipment	1,425	2	4,551	5	5,278	4	708	3	1,716	6
Data equipment	—	0	560	1	1,085	1	175	1	413	1
Accessories/misc.	4,760	8	8,719	10	15,650	12	3,207	13	4,232	14

Subtotal	17,765	30	26,441	31	45,675	36	8,017	32	9,648	32

Total Revenue	$60,200	100%	$84,368	100%	$127,147	100%	$24,768	100%	$30,342	100%

(1)
In order to provide a comparison for purposes of the discussion of our results of operations for the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006, the results of Old Globalstar for the period from January 1, 2003 to December 4, 2003 and the results of our company for the period from December 5, 2003 to December 31, 2003 are presented on a combined basis for the year ended December 31, 2003. Although we have provided these results in order to provide a comparison for purposes of the discussion of the periods presented, this presentation is not in accordance with GAAP and the periods presented are not comparable due to the change in basis of assets that resulted from the application of the purchase method of accounting in connection with the Reorganization. Because we and Old Globalstar are different reporting entities, this information should be considered as supplemental information only.

(2)
Includes activation fees and engineering service revenue.

          Operating Expenses.    Our operating expenses are comprised principally of:

  •
  Cost of Subscriber Equipment, which is the recognition of inventory carrying cost into expense when equipment is sold;

  •
  Cost of Services, which are costs directly related to the operation and maintenance of our network, such as satellite tracking and monitoring, gateway monitoring, trouble shooting and sub-system maintenance, and the ordering, billing and provisioning of our services, including customer care and phone activations;

  •
  Marketing, general and administrative expenses, which are the salaries and related costs, including expenses related to our 2006 Equity Incentive Plan and other employee benefits, for employees other than those involved in operations and engineering, and the marketing and administrative costs of operating our business;

  •
  Depreciation and amortization, which represent the depreciation and amortization of our space and ground facilities, property and equipment, as well as amortization of certain intangible assets; and

  •
  Restructuring expenses, which represent expenses incurred by us relating to certain restructuring obligations we assumed relating to Old Globalstar.

          Due to the fixed nature of our network costs, our cost of services has been fairly consistent over the past three fiscal years. Our increased sales and number of subscribers have caused increases both in our cost of subscriber equipment and in our marketing, general and administrative expenses. Acquisition of new fixed assets, especially gateways acquired from independent gateway operators and new gateways built by us, has increased our depreciation and amortization expense.

          Compensation Expense.    As a result of our planned issuance of approximately            shares of restricted stock under our 2006 Equity Incentive Plan to substantially all of our employees upon completion of this offering, we will incur a pre-tax non-cash charge of approximately $         million in the third quarter of 2006 and approximately $         million will be amortized over the shares' three-year vesting period. See "Management—Equity Incentive Plan."

          Operating Income (Loss).    Our operating income (loss) grew from an operating loss of $3.5 million for the year ended December 31, 2004, to operating income of $21.9 million for the year ended December 31, 2005. Our operating income for the three months ended March 31, 2006 was $3.9 million compared to $2.6 million for the same period in 2005. Correspondingly, our operating income margin, which is operating income or loss divided by total revenue, improved to 17.2% for the year ended December 31, 2005, and 12.9% for the three months ended March 31, 2006. Our operating income margin for the three months ended March 31, 2006 increased 2.5% compared to 10.4% for the same period in 2005. Due to the fixed cost nature of our network, our operating income margin is particularly sensitive to increases and decreases in service revenue.

Material Industry Trends and Uncertainties

          The satellite communications business, by providing critical, reliable mobile communications to customers, principally serves the following markets: government, public safety and disaster relief; recreation and personal; maritime and fishing; business, financial and insurance; natural resources, mining and forestry; oil and gas; construction; utilities; and transportation. Satellite communications have been growing rapidly as a result of:

  •
  favorable market reaction to new pricing plans with lower service charges;

  •
  awareness of the need for remote and reliable communication services;

  •
  increased demand for reliable communication services by disaster relief agencies and emergency first responders;

  •
  improved voice and data transmission quality;

  •
  a general reduction in prices of user equipment; and

  •
  the improved financial condition of most industry participants following their financial reorganizations or conversions to private ownership.

          The industry also faces a number of challenges, including whether the market will continue to grow at expected rates, the impact of technological and competitive developments, cellular encroachment on satellite services and the high cost of replacement satellites.

Performance Indicators

          Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our earnings and cash flows. These key performance indicators include:

  •
  total revenue, which is an indicator of our overall business growth;

  •
  minutes of use, which is an indicator of the demand for our services;

  •
  subscriber growth and churn rate, which are both indicators of the satisfaction of our customers;

  •
  average revenue per user, which is an indicator of our ability to obtain effectively long-term, high-value customers;

  •
  cost per gross addition, which is a measure of the cost of increasing our number of subscribers;

  •
  operating income, which is an indication of our performance and liquidity;

  •
  EBITDA, which is an indicator of our financial performance; and

  •
  capital expenditures, which are an indicator of future revenue growth potential and cash requirements.

Seasonality

          Our results of operations are subject to seasonal usage changes. April through October are typically our peak months for service revenues and equipment sales. Government customers in North America tend to use our services during summer months, often in support of relief activities after events such as hurricanes, forest fires and other natural disasters.

Critical Accounting Policies and Estimates

          The preparation of our consolidated financial statements requires us to make estimates and judgments that affect our revenues and expenses for the periods reported and the reported amounts of our assets and liabilities, including contingent assets and liabilities, as of the date of the financial statements. We evaluate our estimates and judgments, including those related to revenue recognition, inventories, long-lived assets, income taxes and pension obligations, on an on-going basis. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. We believe the following accounting policies are most important to understanding our financial results and condition and require complex or subjective judgments and estimates.

Revenue Recognition

          Customer activation fees are deferred and recognized over four to five year periods, which approximates the estimated average life of the customer relationship. We periodically evaluate the estimated customer relationship life. Historically, changes in the estimated life have not been material to our financial statements.

          Monthly access fees billed to retail customers and resellers, representing the minimum monthly charge for each line of service based on its associated rate plan, are billed on the first day of each monthly bill cycle. Airtime minute fees in excess of the monthly access fees are billed in arrears on the first day of each monthly billing cycle. To the extent that billing cycles fall during the course of a given month and a portion of the monthly services has not been delivered at month end, fees are prorated and fees associated with the undelivered portion of a given month are deferred.

          We also provide certain engineering services to assist customers in developing new technologies related to our system. The revenues associated with these services are recorded when the services are rendered, and the expenses are recorded when incurred. During 2005, we recorded engineering services revenues of $3.5 million and related costs of $1.7 million. Engineering services revenues and cost of services were not significant in 2003 and 2004.

          Our Liberty Plans were introduced in August 2004 and grew substantially in 2005. These Plans require users to pre-pay usage charges for an entire 12-month period, which results in the deferral of certain of our revenues. Under our revenue recognition policy for Liberty Plans, we defer revenue until the earlier of when the minutes are used or when these minutes expire. Any unused minutes are recognized as revenue at the end of the 12-month period. Most of our customers have not used all the minutes that are available to them or have not used them at the pace anticipated, which, with the rapid acceptance of our Liberty Plans, has caused us to defer increasingly large amounts of service revenue. At March 31, 2006, our deferred revenue aggregated approximately $18.4 million. Accordingly, we expect significant revenues from 2005 and 2006 purchases of Liberty Plans to be recognized in 2006 and 2007, respectively, as the minutes are used or expire.

          We own and operate our satellite constellation and earn a portion of our revenues through the sale of airtime minutes on a wholesale basis to the independent gateway operators. Revenue from services provided to independent gateway operators is recognized based upon airtime minutes used by customers of independent gateway operators and contractual fee arrangements. Where collection is uncertain, revenue is recognized when cash payment is received.

          Subscriber equipment revenue represents the sale of fixed and mobile user terminals and accessories. Revenue is recognized upon shipment provided title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection is probable.

          In December 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliveries) are sufficiently separable and there exists sufficient evidence of their fair values to account separately for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF Issue No. 00-21 addresses when, and if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 does not change otherwise applicable revenue recognition criteria.

Inventory

          Inventory consists of purchased products, including fixed and mobile user terminals, accessories and gateway spare parts. Prior to December 5, 2003, inventory was stated at the lower of cost or market. Inventory acquired on December 5, 2003 was stated at fair value at the date of our acquisition of the assets of Old Globalstar and subsequent inventory transactions are stated at the lower of cost or market. At the end of each quarter, product sales and returns from the previous twelve months are reviewed and any excess and obsolete inventory is written off. Cost is computed using the first-in, first-out (FIFO) method. Inventory allowances for inventories with a lower market value or that are slow moving are recorded in the period of determination.

Globalstar System, Property and Equipment

          Our Globalstar System assets include costs for the design, manufacture, test, and launch of a constellation of low earth orbit satellites, including in-orbit spare satellites, which we refer to as the space segment, and primary and backup terrestrial control centers and gateways, which we refer to as the ground segment.

          Loss from an in-orbit failure of a satellite is recognized as an expense in the period it is determined that the satellite is not recoverable.

          The carrying value of the Globalstar System is reviewed for impairment whenever events or changes in circumstances indicate that the recorded value of the space segment and ground segment, taken as a whole, may not be recoverable. We look to current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. If an impairment is determined to exist, any related impairment loss is calculated based on fair value.

          Property and equipment was stated at historical cost, less accumulated depreciation and impairment charges until December 5, 2003, when the assets were acquired by us and recorded based on our allocation of acquisition cost. Because the acquisition cost of these assets was substantially below their historic cost or replacement cost, current depreciation and amortization costs have been reduced substantially for GAAP purposes, thereby increasing net income or decreasing net loss. As we increase our capital expenditures, especially to procure and launch our second-generation satellite constellation, we expect GAAP depreciation to increase substantially. Depreciation is provided using the straight-line method over the estimated useful lives. For this purpose, we have estimated that our satellites have an estimated useful life of 10 years from commencement of service, or through December 31, 2009. To verify the life of our satellites, we commissioned a report by an independent consultant to assess the health and life of our current constellation. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease, generally five years. We perform ongoing evaluations of the estimated useful lives of our property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. Maintenance and repair items are expensed as incurred.

Income Taxes

          Until January 1, 2006, we were treated as a partnership for U.S. tax purposes. Generally, our taxable income or loss, deductions and credits were passed through to our members. We did have some corporate subsidiaries that required a tax provision or benefit using the asset and liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Effective January 1, 2006, we elected to be taxed as a C corporation in the United States. When an enterprise changes its tax status from non-taxable to taxable, under SFAS No. 109 the effect of recognizing deferred tax assets and liabilities is included in income from continuing operations in the period of change. As a result, we recognized a gross deferred tax asset of $204.2 million and a gross deferred tax liability of $0.1 million on January 1, 2006. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors including the expected level of future taxable income and available tax planning strategies. Accordingly, we also determined that it was more likely than not that we would not recognize the entire deferred tax asset; therefore, we established a valuation allowance of $182.7 million, resulting in recognition of a net deferred tax benefit of $21.4 million. We will continue to monitor the situation to ensure that, if and when we are more likely than not to be able to utilize more of the deferred tax asset, we will be able to reduce the valuation allowance accordingly.

          As of December 31, 2004 and 2005, our corporate subsidiaries had gross deferred tax assets of approximately $10.6 million and $7.6 million, respectively. Valuation reserves of $5.9 million and $5.2 million at December 31, 2004 and 2005, respectively, reflect concerns about our ability to generate sufficient income in those corporate subsidiaries to utilize the deferred tax assets. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

          We have substantially more basis in our U.S. assets for tax purposes than we do for book purposes. We estimate that as of January 1, 2006, the tax basis of our assets was approximately $498.0 million in excess of our book basis. Assuming an average U.S. tax rate of 41%, depreciation of these assets could reduce our income taxes payable by approximately $204.2 million in the future. The $498.0 million represents the historical cost of the assets purchased by Old Globalstar net of any tax depreciation or amortization taken to date. When we purchased Old Globalstar in 2004, the acquisition was treated as a purchase of assets under GAAP. For tax purposes, the transaction was treated as a contribution of assets to a partnership and resulted in a carryover of tax basis.

Spare Satellites and Launch Costs

          Old Globalstar purchased eight additional satellites in 1998 for $148.0 million (including performance incentives of up to $16.0 million) to serve as on-ground spares. Costs of $147.0 million (including a portion of the performance incentives) were previously recognized for these spare satellites. Prior to 2002, Old Globalstar recorded an impairment of these costs, and at December 31, 2002 they were carried at $24.2 million. Seven of the eight satellites have been completed, and all eight are in storage in California. Depreciation of these assets will not begin until the satellites are placed in service. As of December 31, 2004 and 2005, these assets were recorded at $0.9 million and $3.0 million, respectively, of which $0.6 million was based on our allocation of the Reorganization cost on December 5, 2003. We expect to launch these satellites during 2007.

Pension Obligations

          We have various company-sponsored retirement plans covering certain current and past U.S. based employees. Until June 1, 2004, substantially all of Old and New Globalstar's employees and retirees who participated and/or met the vesting criteria for the plan were participants in the Retirement Plan of Space Systems/Loral, Inc. (the "Loral Plan"), a defined benefit pension plan. The accrual of benefits in the Old Globalstar segment of the Loral Plan was curtailed, or frozen, by the administrator of the Loral Plan as of October 23, 2003. Prior to October 23, 2003, benefits for the Loral Plan were generally based upon compensation, length of service with the company and age of the participant. On June 1, 2004, the assets and frozen pension obligations of the segment attributable to our employees were transferred into a new Globalstar Retirement Plan (the "Globalstar Plan"). The Globalstar Plan remains frozen and participants are not currently accruing benefits beyond those accrued as of October 23, 2003. Our funding policy is to fund the Globalstar Plan in accordance with the Internal Revenue Code and regulations.

          We account for our defined benefit pension and life insurance benefit plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions and SFAS No. 106, Employer's Accounting for Postretirement Benefits Other than Pensions, which require that amounts recognized in financial statements be determined on an actuarial basis. Pension benefits associated with these plans are generally based primarily on each participant's years of service, compensation, and age at retirement or termination. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement. See Note 12 to the Consolidated Financial Statements for additional discussion of actuarial assumptions used in determining the pension liability and expense. We utilize the services of a third party to perform these actuarial calculations.

          We determine the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension plan. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. In estimating this rate, we look at rates of return on fixed-income investments of similar duration to the liabilities in the plan that receive high, investment grade ratings by recognized ratings agencies. Using these methodologies, we determined a discount rate of 5.5% to be appropriate as of December 31, 2005, which is a reduction of 0.25 percentage points from the rate used as of December 31, 2004. An increase of 1.0% in the discount rate would have decreased our plan liabilities as of December 31, 2005 by $1.6 million and a decrease of 1.0% could have increased our plan liabilities by $2.0 million.

          A significant element in determining our pension expense in accordance with SFAS No. 87 is the expected return on plan assets, which is based on historical results for similar allocations among asset classes. For the U.S. pension plan, our assumption for the expected return on plan assets was 7.5% for 2005. See Note 12 to the Consolidated Financial Statements for information on how this rate is determined. An increase (decrease) of 1.0% in the expected return on plan assets would have decreased (increased) our pension expense for 2005 by $0.1 million.

          The difference between the expected return and the actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. This is also true of changes to actuarial assumptions. As of December 31, 2005, we had net unrecognized pension actuarial losses of $2.6 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods.

          For the year ended December 31, 2005, we recognized total pre-tax pension expense (after settlements, curtailments and special termination benefits) of $0.2 million, up from less than $0.1 million in 2004. Pension expense (before settlements, curtailments and special termination benefits) is anticipated to be approximately $0.1 million in 2006.

Results of Operations

Comparison of Results of Operations for the Three Months Ended March 31, 2005 and 2006

Statements of Operations	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006	% Change
	(In thousands)
Revenue:
Service revenue	$16,751	$20,694	23.5%
Subscriber equipment sales	8,017	9,648	20.3

Total Revenue	24,768	30,342	22.5

Operating Expenses:
Cost of services	7,128	6,547	(8.2)
Cost of subscriber equipment sales	6,427	8,515	32.5
Marketing, general and administrative	8,171	9,965	22.0
Depreciation and amortization	467	1,390	197.6

Total Operating Expenses	22,193	26,417	19.0

Operating Income	2,575	3,925	52.4
Interest income	15	167	1,013.3
Interest expense(1)	(105)	(20)	(81.0)
Other expense	(599)	(337)	(43.7)

Income Before Income Taxes	1,886	3,735	98.0
Income tax expense (benefit)	1,522	(18,751)	N/A

Net Income	$364	$22,486	6,077.5%

(1)
Includes related party amount of $58 for the three months ended March 31, 2005.

          Revenue.    Total revenue increased by $5.6 million, or approximately 22.5%, to $30.3 million for the three months ended March 31, 2006, from $24.8 million for the three months ended March 31, 2005, principally due to continued growth in our core markets in North America, increased subscribers, and stronger performance by the independent gateway operators. Total revenue growth in the three months ended March 31, 2006 also benefited from our sale of over 3,000 fixed units to our China independent gateway operator for $0.7 million and our sale of three Simplex appliqués (switching equipment) for Simplex operations to a customer for use on our gateways or gateways operated by independent gateway operators for $1.3 million. Our average revenue per user decreased during this period due to the acceptance of our Liberty Plans which require subscribers to pre-pay for a year of service. Generally subscribers do not use all of the minutes for which they have prepaid. These Plans reduce current period revenue because revenue is not recognized until minutes are used. Unused minutes are recognized as revenue at the expiration of a Plan's 12-month term.

          Service Revenue.    Service revenue increased $3.9 million, or approximately 23.5%, to $20.7 million for the three months ended March 31, 2006, from $16.8 million for the three months ended March 31, 2005. This increase was driven by our 41% subscriber growth over the prior period and increased usage of minutes. Our Simplex business grew from 6,066 subscribers at March 31, 2005 to 25,353 at March 31, 2006.

          Subscriber Equipment Sales.    Subscriber equipment sales increased by $1.6 million, or approximately 20.3%, to $9.6 million for the three months ended March 31, 2006, from $8.0 million for the three months ended March 31, 2005. This increase was driven by growth in the number of our subscribers. Subscriber equipment sales for the three months ended March 31, 2006 included the sales of fixed units and Simplex appliqués described above.

          Operating Expenses.    Total operating expenses increased $4.2 million, or approximately 19.0%, to $26.4 million for the three months ended March 31, 2006, from $22.2 million for the three months ended March 31, 2005. This increase was primarily due to higher cost of subscriber equipment and marketing, general and administrative expenses, as well as increased depreciation and amortization.

          Cost of Services.    Our cost of services decreased $0.6 million, or approximately 8.2%, to $6.5 million for the three months ended March 31, 2006, from $7.1 million for the three months ended March 31, 2005. The decrease was due to increased reimbursements from independent gateway operators of some of our fixed network costs. These reimbursable costs consist of expenditures we make to maintain software and hardware at our gateways. These costs are apportioned equally to all gateways in our network, and each independent gateway operator reimburses us for the portion of these costs apportioned to its gateways.

          Cost of Subscriber Equipment Sales.    Cost of subscriber equipment sales increased $2.1 million, or approximately 32.5%, to $8.5 million for the three months ended March 31, 2006, from $6.4 million for the three months ended March 31, 2005. This increase was primarily due to the costs of sales of the fixed units and Simplex appliqués described above. Costs of subscriber equipment sales increased at a faster rate than subscriber equipment sales as we reduced inventories purchased from QUALCOMM at a discount.

          Marketing, General and Administrative.    Marketing, general and administrative expenses increased $1.8 million, or approximately 22.0%, to $10.0 million for the three months ended March 31, 2006, from $8.2 million for the three months ended March 31, 2005. This increase was primarily due to additional headcount in the sales and marketing areas relating to our increased sales efforts. General and administrative costs increased as a result of revenue growth.

          Depreciation and Amortization.    Depreciation and amortization expense increased $0.9 million, or 197.6%, to $1.4 million for the three months ended March 31, 2006, from $0.5 million for the three months ended March 31, 2005. This increase was due primarily to the depreciation associated with the Florida gateway which became operational in July 2005.

          Operating Income.    Operating income increased $1.4 million, or approximately 52.4%, to $3.9 million for the three months ended March 31, 2006, from $2.6 million for the three months ended March 31, 2005. The increase was due to improvements in margins, as our total revenue increased 22.5% while our operating expenses increased only 19.0%.

          Interest Income.    Interest income increased to $167,000 for the three months ended March 31, 2006 from $15,000 in the first quarter of 2005. This increase was due to increased cash balances on hand and higher yields on those balances.

          Interest Expense.    Interest expense decreased by $0.1 million, or approximately 81.0%, to less than $0.1 million for the three months ended March 31, 2006. This decrease was due to a settlement with Loral effective July 31, 2005 which eliminated the note payable to Loral.

          Other Expense.    Other income (expense) generally consists of foreign exchange transaction gains and losses. We recorded an expense of $0.3 million in foreign exchange losses in the three months ended March 31, 2006.

          Income Tax Expense (Benefit).    During the three months ended March 31, 2005, our domestic entities were a partnership for U.S. tax purposes and thus did not have a tax provision for the entities located domestically. We recognized a deferred tax expense of $1.5 million in foreign subsidiaries for that quarter. On January 1, 2006, we elected to be taxed as a C corporation in the United States. The change in tax status resulted in the domestic entities recognizing a net deferred tax benefit of $21.4 million related to the establishment of deferred tax assets and liabilities. This $21.4 million deferred tax benefit was partially offset by $2.6 million of income tax expense related to first quarter operating income in the United States and Canada.

          Net Income.    Our net income increased $22.1 million to $22.5 million for the three months ended March 31, 2006, from $0.4 million for the three months ended March 31, 2005. This increase resulted in large part from our income tax benefit. Excluding the income tax benefit, our net income for the three months ended March 31, 2006, would have been $1.1 million. If we had been taxed as a C corporation for the three months ended March 31, 2005, our net income for that period would have been $0.6 million.

Comparison of Results of Operations for the Years Ended December 31, 2004 and 2005

Statements of Operations	Year Ended December 31, 2004	Year Ended December 31, 2005	% Change
	(In thousands)
Revenue:
Service revenue	$57,927	$81,472	40.6%
Subscriber equipment sales(1)	26,441	45,675	72.7

Total Revenue	84,368	127,147	50.7

Operating Expenses:
Cost of services	25,208	25,432	0.9
Cost of subscriber equipment sales (2)	23,399	38,742	65.6
Marketing, general and administrative	32,151	37,945	18.0
Restructuring	5,078	—	(100.0)
Depreciation and amortization	1,959	3,044	55.4
Impairment of assets	114	114	—

Total Operating Expenses	87,909	105,277	19.8

Operating Income (Loss)	(3,541)	21,870	N/A
Interest income	58	242	317.2
Interest expense(3)	(1,382)	(269)	(80.5)
Other income (expense)	921	(622)	N/A

Income (Loss) Before Income Taxes	(3,944)	21,221	N/A
Income tax expense (benefit)	(4,314)	2,502	N/A

Net Income	$370	$18,719	4,959.2

(1)
Includes related party amount of $440 for the year ended December 31, 2005.

(2)
Includes related party amounts of $314 for the year ended December 31, 2005.

(3)
Includes related party amount of $1,324 for the year ended December 31, 2004.

          Revenue.    Total revenue increased by $42.8 million, or approximately 50.7%, to $127.1 million for the year ended December 31, 2005 from $84.4 million for the year ended December 31, 2004, principally due to the growth of overall demand for our services which resulted in increases in both our service revenue and subscriber equipment sales.

          Service Revenue.    Service revenue increased $23.5 million, or approximately 40.6%, to $81.5 million for the year ended December 31, 2005 from $57.9 million in 2004. This growth was driven by increased demand for our mobile voice services by governmental agencies and substantial customer growth in all other markets. We also continued to maintain our average revenue per user from the prior period and low churn rate, both of which we believe contributed to our overall revenue growth and generally stable average revenue per user.

          Our Liberty Plans were introduced in August 2004 and grew substantially in 2005. These Plans allow users to pre-pay usage charges for an entire 12-month period, which results in deferral of certain of our revenue. Under our revenue recognition policy, we defer revenue until the earlier of when the minutes are used or when these minutes expire. Any unused minutes are recognized as revenue at the end of the 12-month period. Most of our customers have not used all the minutes that are available to them or have not used them at the pace anticipated, which, with the rapid acceptance of our Liberty Plans, has caused us to defer increasingly large amounts of service revenue. Accordingly, we expect significant revenue from 2005 and 2006 purchases of Liberty Plans to be recognized in 2006 and 2007, respectively, as the minutes are used or expire.

          Subscriber Equipment Sales.    Subscriber equipment sales increased by $19.2 million, or approximately 72.7%, to $45.7 million for the year ended December 31, 2005 from $26.4 million for 2004. As a percentage of our revenue, subscriber equipment sales increased faster than our service revenue primarily as a result of significant customer growth in our major markets, resulting in substantial equipment sales relative to service revenue, and the introduction of our Liberty Plans in August 2004.

          Operating Expenses.    Total operating expenses increased $17.4 million, or approximately 19.8%, to $105.3 million for the year ended December 31, 2005, from $87.9 million for 2004. This increase was primarily due to higher cost of subscriber equipment and increased marketing, general and administrative expenses, which was partially offset by our not incurring any restructuring charges in 2005.

          Cost of Services.    Our cost of services for the year ended December 31, 2005 increased by $0.2 million, or approximately 0.9%, to $25.4 million from $25.2 million for 2004. This minimal increase reflects our continuing emphasis on controlling operating costs.

          Cost of Subscriber Equipment Sales.    Cost of subscriber equipment sales increased by $15.3 million, or approximately 65.6%, to $38.7 million in the year ended December 31, 2005 from $23.4 million in 2004, primarily as a result of increased equipment sales due to continued improvement in demand for our products and related services in all vertical markets and to selling lower cost QUALCOMM mobile units in 2004. These units were acquired throughout 2004 at a substantially lower cost than the units acquired from QUALCOMM in 2005.

          Marketing, General and Administrative.    Marketing, general and administrative expenses for the year ended December 31, 2005 increased by $5.8 million, or approximately 18.0%, to $37.9 million compared to $32.2 million for 2004. This increase resulted primarily from increased headcount, which grew primarily in the sales and marketing area, resulting in increases in compensation expense. We also incurred increased legal expenses relating principally to litigation settlements.

          Restructuring.    For the year ended December 31, 2005, we recorded no restructuring expense. We recorded $5.1 million in 2004 for restructuring obligations relating to Old Globalstar which we assumed. These restructuring expenses in 2004 consisted of employee retention payments, success fees related to the restructuring of Old Globalstar and related legal fees. We no longer have any restructuring obligations.

          Depreciation and Amortization.    Depreciation and amortization expense increased $1.1 million, or 55.4%, to $3.0 million for the year ended December 31, 2005, from $2.0 million for 2004. This increase related to the Florida gateway, which we placed in service in July 2005.

          Impairment of Assets.    We recorded impairment charges of $0.1 million for satellite failures in each of the years ended December 31, 2004 and 2005.

          Operating Income (Loss).    Operating income (loss) increased $25.4 million, to $21.9 million for the year ended December 31, 2005, from a loss of $3.5 million for 2004. The increase was primarily due to increased subscribers and resulting service revenue and subscriber equipment sales and to not incurring any restructuring expense in 2005, as described above. The growth in marketing, general and administrative expenses was more than offset by increased service revenue and subscriber equipment sales. Additionally, our increased ability to collect reimbursable costs from the independent gateway operators contributed to improved financial performance.

          Interest Income.    Interest income increased by $0.2 million, or 317.2%, to approximately $0.2 million in the year ended December 31, 2005 from less than $0.1 million in 2004. This increase reflected increased cash balances on hand and higher yields on those balances.

          Interest Expense.    Interest expense decreased by $1.1 million to $0.3 million in the year ended December 31, 2005 from $1.4 million in 2004. This decrease resulted from lower levels of indebtedness in 2005.

          Other Income.    Other income (expense) decreased by $1.5 million to an expense of $0.6 million in 2005 from income of $0.9 million in 2004. This decrease resulted from less than favorable exchange rates between the U.S. dollar and the Euro.

          Income Tax Expense (Benefit).    For the years ended 2004 and 2005, we were a partnership for United States tax purposes and thus did not have a tax provision for the entities located domestically. For the year ended December 31, 2004, we determined that $4.8 million of the deferred tax assets in our Canadian subsidiary was "more likely than not" going to be recognized. As a result, we reversed a corresponding amount of the valuation allowance at year end, resulting in a net income tax benefit of $4.3 million. For the year ended December 31, 2005, we determined that the remaining $4.2 million deferred tax asset in our Canadian subsidiary also was "more likely than not" going to be recognized and reversed all remaining valuation allowance, and we utilized the deferred tax assets previously recognized, resulting in a net income tax expense of $2.5 million.

          Net Income.    Our net income increased $18.3 million to $18.7 million for the year ended December 31, 2005, compared to net income of $0.4 million for 2004, as a result of robust revenue growth and recognition of the deferred tax assets described above. If we had been taxed as a C corporation in 2005, our net income would have been $14.3 million.

Comparison of Results of Operations for the Years Ended December 31, 2003 and 2004

Statements of Operations	Year Ended December 31, 2003 Combined(1)	Year Ended December 31, 2004	% Change
	(In thousands)
Revenue:
Service revenue	$42,435	$57,927	36.5%
Subscriber equipment sales	17,765	26,441	48.8

Total Revenue	60,200	84,368	40.1

Operating Expenses:
Cost of services	28,560	25,208	(11.7)
Cost of subscriber equipment sales	13,516	23,399	73.1
Marketing, general and administrative	33,764	32,151	(4.8)
Restructuring	6,071	5,078	(16.4)
Depreciation and amortization	31,598	1,959	(93.8)
Impairment of assets	211,854	114	(99.9)

Total Operating Expenses	325,363	87,909	(73.0)

Operating Loss	(265,163)	(3,541)	(98.7)
Interest income	14	58	314.3
Interest expense(2)	(1,644)	(1,382)	(15.9)
Other income	529	921	74.1

(Loss) Before Income Taxes	(266,264)	(3,944)	98.5
Income tax expense (benefit)	133	(4,314)	N/A

Net Income (Loss)	$(266,397)	$370	N/A

(1)
In order to provide a comparison for purposes of the discussion of our results of operations for the years ended December 31, 2003 and 2004, the results of Old Globalstar for the period from January 1, 2003 to December 4, 2003 and the results of our company for the period from December 5, 2003 to December 31, 2003 are presented on a combined basis for the year ended December 31, 2003. Although we have provided these results in order to provide a comparison for purposes of the discussion of the periods presented, this presentation is not in accordance with GAAP and the periods presented are not comparable due to the change in basis of assets that resulted from the application of the purchase method of accounting in connection with the Reorganization. Because we and Old Globalstar are different reporting entities, this information should be considered as supplemental information only.

(2)
Includes related party amounts of $468 and $1,324 for the years ended December 31, 2003 and December 31, 2004, respectively.

          Revenue.    Total revenue increased $24.2 million, or approximately 40.1%, to $84.4 million for the year ended December 31, 2004 from $60.2 million for the prior year.

          Service Revenue.    Service revenue for the year ended December 31, 2004 increased $15.5 million, or approximately 36.5%, to $57.9 million from $42.4 million for 2003. This increase was due primarily to continued rapid growth in our subscriber base and acceptance of our higher priced plans. This growth resulted primarily from increased demand for our mobile voice services by $13.2 million.

          Subscriber Equipment Sales.    Subscriber equipment sales increased by $8.7 million, or approximately 48.8%, to $26.4 million for the year ended December 31, 2004, compared to $17.8 million for 2003. The increase was due primarily to an increase in sales of accessories. Demand for our services and equipment was also stimulated by the completion of the Reorganization, which resulted in greater awareness of our products and services in the marketplace.

          Operating Expenses.    Total operating expenses decreased $237.5 million to $87.9 million, or approximately 73.0%, for the year ended December 31, 2004, compared to $325.4 million for 2003. This decrease was primarily a result of not having a significant impairment charge for 2004. In December 2003, Old Globalstar recorded a $211.9 million impairment of assets. This charge was the result of the purchase price allocation of our acquisition of the assets and certain of the liabilities of Old Globalstar.

          Cost of Services.    Cost of services decreased by $3.4 million, or approximately 11.7%, to $25.2 million for the year ended December 31, 2004, compared to $28.6 million for 2003. This decrease was primarily due to an expense of $2.5 million recorded in 2003 relating to a satellite failure.

          Cost of Subscriber Equipment Sales.    Cost of subscriber equipment sales increased by $9.9 million, or approximately 73.1%, to $23.4 million for the year ended December 31, 2004, compared to $13.5 million for 2003. This increase was the result of increased sales of our equipment in 2004 and higher equipment costs relative to 2003.

          Marketing, General and Administrative.    Marketing, general and administrative expenses decreased by $1.6 million, or approximately 4.8%, to $32.2 million for the year ended December 31, 2004, compared to $33.8 million for 2003. This decrease in marketing, general, and administrative expenses was primarily the result of moving to a smaller, less expensive headquarters in April 2004.

          Restructuring.    Restructuring costs decreased $1.0 million, or approximately 16.4%, to $5.1 million for the year ended December 31, 2004 compared to $6.1 million for 2003. This decrease reflected the winding down of the restructuring process in 2004 after the Reorganization.

          Depreciation and Amortization.    Depreciation and amortization expense decreased $29.6 million, or approximately 93.8%, to $2.0 million for the year ended December 31, 2004 from $31.6 million for 2003. This decrease was the result of lower depreciable book basis of our fixed assets following the December 2003 impairment charge described below.

          Impairment of Assets.    As a result of our acquisition of the assets and certain liabilities of Old Globalstar, it became necessary for Old Globalstar to treat certain assets as impaired after we allocated the purchase price. An impairment charge of $211.9 million was recorded in December 2003, immediately preceding Thermo's acquisition of Old Globalstar. The vast majority of the assets that were impaired related to our satellites and ground facilities. Due to this impairment charge, we reduced the carrying value of these assets on our balance sheet resulting in substantially lower depreciation charges in future periods. In 2004, we experienced a satellite failure that resulted in a $0.1 million impairment charge.

          Operating Income (Loss).    We decreased our operating loss by $261.6 million to a loss of $3.5 million for the year ended December 31, 2004, from a loss of $265.2 million for the year ended December 31, 2003. This decrease was primarily due to the absence in 2004 of the $211.9 million asset impairment charge in 2003 that resulted from our acquisition of the assets and certain of the liabilities of Old Globalstar. The impairment charge also resulted in lower depreciation and amortization expense. In addition, our revenue increased by 40.1% in 2004.

          Interest Expense.    Interest expense decreased by $0.3 million to $1.4 million in the year ended December 31, 2004, compared to $1.6 million in 2003. This decrease resulted from incurring less debtor-in-possession financing in 2004.

          Other Income.    Other income increased by $0.4 million, or 74.1%, to $0.9 million in the year ended December 31, 2004, compared to $0.5 million in 2003. This increase resulted from favorable exchange rates in Canada and Europe.

          Income Tax Expense (Benefit).    For the years ended 2003 and 2004, we were a partnership for United States tax purposes and thus did not have a tax provision for the entities located domestically. For the year ended December 31, 2004, we determined that $4.8 million of the deferred tax assets in our Canadian subsidiary was "more likely than not" going to be recognized. As a result, we reversed a corresponding amount of the valuation allowance at year-end. Income tax expense of $0.1 million for 2003 relates to foreign taxes paid.

          Net Income (Loss).    Our net income increased by $266.8 million to $0.4 million of income for the year ended December 31, 2004, compared to a net loss of $266.4 million for 2003. The results for 2003 were impacted by the $211.9 million asset impairment charge in December 2003. After eliminating the effects of this charge, our net income grew substantially due to sustained revenue growth in all areas of our business.

Liquidity and Capital Resources

          The following table shows our cash flows from operating, investing and financing activities for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006:

Statements of Cash Flows	Year Ended December 31, 2003 Combined(1)	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	(In thousands)
Net cash from operating activities	$(20,372)	$(4,849)	$13,694	$4,760	$4,335
Net cash from investing activities	927	(4,015)	(10,141)	(1,315)	(4,470)
Net cash from financing activities	24,187	2,000	2,899	(459)	12,837
Effect of exchange rate changes on cash	—	168	488	(20)	91

Net Increase (Decrease) in Cash and Cash Equivalents	$4,742	$(6,696)	$6,940	$2,966	$12,793

(1)
In order to provide a comparison for purposes of the discussion of our results of operations for the years ended December 31, 2003 and 2004, the results of Old Globalstar for the period from January 1, 2003 to December 4, 2003 and the results of our company for the period from December 5, 2003 to December 31, 2003 are presented on a combined basis for the year ended December 31, 2003. Although we have provided these results in order to provide a comparison for purposes of the discussion of the periods presented, this presentation is not in accordance with GAAP and the periods presented are not comparable due to the change in basis of assets that resulted from the application of the purchase method of accounting in connection with the Reorganization. Because we and Old Globalstar are different reporting entities, this information should be considered as supplemental information only.

          Our principal sources of liquidity are our credit agreement and the irrevocable standby stock purchase agreement discussed below, our existing cash and internally generated cash flow from operations. Although we believe that these sources, together with the proceeds from this offering, will provide sufficient liquidity for us to meet our cash requirements for capital expenditures and other general corporate purposes for the foreseeable future, our liquidity and our ability to fund these needs may depend on our future financial performance, which will be subject in part to general economic, financial, regulatory and other factors that are beyond our control, including trends in our industry and technology discussed elsewhere in this prospectus. If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations and future financings may not be available to meet our liquidity needs. We anticipate that, to the extent additional liquidity is necessary to fund our operations or to complete the development or launch of our second- generation satellite system, it will be funded through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of liquidity. We may not be able to obtain this additional liquidity on terms acceptable to us or at all.

          We derive additional liquidity from our Liberty Plans, which provide for payment in advance of a full year of services. Revenue is recognized as the services are provided or the contract expires. As a result, cash flow from the sale of Liberty Plans precedes recognition of the associated revenues.

          In assessing our liquidity, management reviews and analyzes our current cash on-hand, the number of days our sales are outstanding, the contractual rates that we have established with our vendors, inventory turns, foreign exchange rates, capital expenditure commitments and income tax rates. Our principal liquidity requirements are to meet our working capital and capital expenditure needs.

Net Cash from Operating Activities

          Net cash provided by operating activities for the three-month period ended March 31, 2006 decreased to $4.3 million from $4.8 million for the three month period ended March 31, 2005. This decrease was attributable primarily to purchases of finished goods inventory from QUALCOMM, partially offset by increased sales activity and rapid inventory turnover.

          Net cash provided by operating activities for the year ended December 31, 2005 was $13.7 million compared to $4.8 million used in operating activities in 2004. This increase in cash from operations of $18.5 million was attributable mainly to substantial revenue growth, better operating margins and the absence of restructuring costs in 2005.

          Net cash used in operating activities for the year ended December 31, 2004 decreased to $4.8 million from $20.4 million for 2003. The increase in cash provided by operations of $15.6 million was attributable mainly to substantial revenue growth, reduced operating expenses and lower restructuring costs, partially offset by higher accounts receivable at year-end.

Net Cash from Investing Activities

          Cash used in investing activities was $4.5 million for the three months ended March 31, 2006, compared to $1.3 million for the same period in 2005. This increase was the result of capital expenditures for the construction of our new gateway in Florida and commencement of construction of a gateway in Wasilla, Alaska. The investment in acquisitions decreased from $0.3 million for the three-month period ended March 31, 2005 to $0.2 million for the same period in 2006. During the first quarter of 2006, we also began procuring services related to the launch of our spare satellites in the amount of $1.6 million. The expenditures on property, plant and equipment increased by $1.7 million to $2.7 million for the three-month period ended March 31, 2006 from $1.0 million for the comparable period in 2005.

          Cash used in investing activities for the year ended December 31, 2005 increased $6.1 million to $10.1 million as compared to $4.0 million in 2004. This increase was due to capital expenditures relating to our Florida and Alaska gateways and procuring services for the test and launch of our eight spare satellites.

          Cash used in investing activities for the year ended December 31, 2004 increased $4.9 million to $4.0 million as compared to cash flows provided by investing activities of $0.9 million for 2003. This increase was primarily due to capital expenditures for relocating our facilities and the commencement of construction of our gateway in Florida. The positive amount in 2003 was the result of payment received from ELSACOM (one of the independent gateway operators) for a past due production gateway receivable in the amount of $2.2 million that was classified as a long-term asset. This amount was partially offset by miscellaneous capital expenditures related to maintaining our network.

Net Cash from Financing Activities

          Net cash provided by financing activities for the three-month period ended March 31, 2006 increased by $13.2 million to $12.8 million from $0.5 million used in financing activities the same period in 2005. The increase was the result of not utilizing committed financing available as part of the Reorganization and subsequent receipt of $13.0 million in April 2006 representing the remaining Thermo equity commitment. Improved cash flows greatly reduced the need to draw on financing. See "Certain Relationships and Related Party Transactions—The Thermo Transaction" for additional discussion of the committed financing.

          Net cash provided by financing activities for the year ended December 31, 2005 increased by $0.9 million to $2.9 million from $2.0 million in 2004. This increase was due to proceeds from subscriptions receivable exceeding payments on notes payable.

          Net cash provided by financing activities for the year ended December 31, 2004 decreased by $22.2 million to $2.0 million from $24.2 million for 2003. This decrease was the result of less reliance on debtor-in-possession financing from Thermo or other sources due to rapidly improving operating results. In 2004, proceeds from both term loans and the sale of membership interests increased, but were offset by a $10.0 million repayment of term loans.

Cash Position and Indebtedness

          As of March 31, 2006, our total cash and cash equivalents were $33.1 million and we had total indebtedness of $1.4 million, compared to total cash and cash equivalents and total indebtedness at March 31, 2005 of $16.3 million and $5.4 million, respectively. As of March 31, 2006, as adjusted to give effect to this offering and the borrowing of $100.0 million in term loans under our credit agreement as described in "Use of Proceeds," our total cash and cash equivalents and total indebtedness would have been $133.1 million and $101.4 million, respectively. As of March 31, 2006, as further adjusted to give effect to the borrowing of the $50.0 million delayed draw term loan under our credit agreement and the issuance of all common stock subject to the irrevocable standby stock purchase agreement, our total cash and cash equivalents and total indebtedness would have been $183.1 million and $151.4 million, respectively.

Credit Agreement

          On April 24, 2006, we entered into a credit agreement providing for $200.0 million in the form of a five-year $150.0 million term loan funded on                        , 2006 and a four-year $50.0 million revolving credit facility with Wachovia Investment Holdings, LLC, as administrative agent. The term loan includes a $50.0 million delayed draw portion which may be drawn prior to                        but only if we have received net cash proceeds of $100.0 million from the sales of our common stock after                        2006 (including sales in this offering and pursuant to the irrevocable standby stock purchase agreement). Term loans will bear interest at LIBOR plus        % or the prime rate plus        % and revolving credit loans will bear interest at LIBOR plus        % to        %, the prime rate plus        % to        % or the Federal funds rate plus        %. The loans may be prepaid without penalty at any time. Our indebtedness under the credit agreement is guaranteed by our principal domestic subsidiaries and is secured by a first lien on our and their property. The credit agreement also contains customary representations and warranties, covenants and conditions to borrowing, including covenants limiting our ability to dispose of assets, change our business, merge, make acquisitions or capital expenditures or incur vendor financing obligations, indebtedness or liens, pay dividends, make investments or engage in certain transactions with affiliates. The credit agreement also requires that we:

  •
  maintain at all times after the funding of the term loan a minimum liquidity amount and a minimum forward fixed charge coverage ratio; and

  •
  comply with specified milestones for entering into an agreement for the procurement of our second-generation satellite constellation and the receipt of net cash proceeds from additional sales of common stock.

          As of the date of this prospectus there were $         million principal amount of borrowings outstanding under the credit agreement.

          The credit agreement replaced a loan and security agreement with the Union Bank of California that we entered into on December 14, 2005 and that provided for revolving credit loans of up to $15.0 million, which loans were secured by the personal property of our company and of our domestic subsidiaries. We never borrowed any funds under this agreement, which we terminated on April 19, 2006.

Irrevocable Standby Stock Purchase Agreement

          Simultaneously with the execution of our credit agreement, we entered into an irrevocable standby stock purchase agreement with Thermo Funding Company LLC pursuant to which it agreed to purchase up to $200.0 million of our common stock under certain circumstances. Thermo Funding Company's obligation to purchase these shares is secured by the escrow of cash and marketable securities in an amount equal to 105% of its unfunded commitment, initially $210.0 million.

          Pursuant to the agreement, Thermo Funding Company will purchase common stock (in minimum amounts of $5.0 million) as follows:

  •
  as may be necessary to enable us to comply with the minimum liquidity and forward fixed charge coverage ratio tests of the credit agreement;

  •
  as may be necessary to cure any default in payment of regularly scheduled principal or interest under the credit agreement; or

  •
  as may be necessary to enable us to meet the milestone tests in the credit agreement.

          Thermo Funding Company may elect at any time to purchase any unpurchased common stock subject to its obligations under the irrevocable standby stock purchase agreement. The agreement terminates on the earliest of December 31, 2011, our payment in full of all obligations under the credit agreement or Thermo Funding Company's purchase of all of the common stock subject to its obligations under the agreement. Pursuant to the agreement, on June 30, 2006, Thermo Funding Company purchased 154,640 shares of our common stock for our aggregate purchase price of $15.0 million.

          As we are required to do by the pre-emptive rights provisions contained in our certificate of incorporation as then in effect, we offered existing stockholders who were accredited investors as defined under the Securities Act the opportunity to participate in the irrevocable standby stock purchase agreement on a pro rata basis on the same terms as Thermo Funding Company. These stockholders have agreed to purchase up to                   shares of common stock for an aggregate purchase price of $             million.

          We plan to use the proceeds from the credit agreement and the irrevocable standby stock purchase agreement, cash generated by our business and proceeds from this offering to fund the procurement and launch of our second-generation satellite constellation, upgrades to our gateways and other ground facilities and the launch of eight spare satellites to augment our current constellation, as well as for general corporate purposes.

Contractual Obligations and Commitments

          During 2004, 2005 and the three months ended March 31, 2006, we purchased $25.7 million, $49.3 million, and $22.4 million, respectively, of mobile phones and other equipment under various commercial agreements with QUALCOMM. At March 31, 2006, we had a remaining commitment to purchase $126.8 million of equipment from QUALCOMM.

          On September 19, 2005, we executed a contract with Starsem providing for Starsem to launch our eight spare satellites in two launches of four satellites each. The contract also provides for a compatibility and feasibility study. As of March 31, 2006, we had incurred approximately $18.0 million in obligations to Starsem under the contract. We have authorized Starsem to proceed with both launches. Full payment under the contract will be made by April 2007. We estimate that the total cost of completing, testing and launching our eight spare satellites (including launch insurance) will be approximately $110.0 million, including payments to Starsem.

          Pursuant to a memorandum dated as of June 1, 2005, we agreed to provide supplemental incentive compensation to certain of our executive officers in the form of cash bonuses which, upon the fulfillment of certain conditions, may aggregate up to $30.0 million. See "Management—Executive Incentive Compensation Plan."

          Long-term obligations at March 31, 2006, assuming the borrowing of $150.0 million in term loans under our credit agreement, are as follows:

Payments due by period:

Contractual Obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Long-term debt obligations	$151,352	$1,971	$4,506	$144,875	$—
Capital (finance) obligations	—	—	—	—	—
Operating lease obligations	4,721	1,210	2,117	504	890
Purchase obligations	268,486	174,363	94,123	—	—
Pension obligations	4,109	1,370	2,739	—	—

Total	$428,668	$178,914	$103,485	$145,379	$890

Distribution to Thermo

          Pursuant to the operating agreement of Globalstar LLC, in connection with our conversion to a Delaware corporation on March 17, 2006, we will distribute $685,848 to Thermo when permitted by our credit agreement. This amount represents a deferred payment of interest that accrued from December 6, 2003 to April 14, 2004 on loans made by Thermo to us that were converted to equity on April 14, 2004.

Quantitative and Qualitative Disclosure Regarding Market Risk

          Our services and products are sold, distributed or available in over 120 countries. Our international sales are made primarily in U.S. dollars, Canadian dollars and Euros. In some cases insufficient supplies of U.S. currency require us to accept payment in other foreign currencies. We reduce our currency exchange risk from revenues in currencies other than the U.S. dollar by requiring payment in U.S. dollars whenever possible and purchasing foreign currencies on the spot market when rates are favorable. We currently do not purchase hedging instruments to hedge foreign currencies. However, our credit agreement requires us to do so on terms reasonably acceptable to the administrative agent not later than 90 days after the end of any quarter in which more than 25% of our revenue is originally denominated in a single currency other than U.S. or Canadian dollars.

          As discussed in "Contractual Obligations and Commitments," we have entered into a contract with Starsem to launch our eight spare satellites. Our obligations under the Starsem contract are denominated in Euros.

          Our interest rate risk arises from our variable rate debt under our credit agreement, under which loans bear interest at a floating rate based on the U.S. prime rate or LIBOR. Assuming that we borrowed the entire $200.0 million in revolving and term debt available under our credit agreement, and without giving effect to the hedging arrangement described in the next sentence, a 1.0% change in interest rates would result in a change to interest expense of approximately $2.0 million annually. To hedge a portion of our interest rate risk, we have entered into a five-year swap agreement with respect to a $100.0 million notional amount at a fixed rate of 5.59%.

Off-Balance Sheet Transactions

          We have no material off-balance sheet transactions.

Recently Implemented Accounting Policies

          In November 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financing Accounting Standard ("SFAS") No. 151, Inventory Costs, which amended the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We will adopt SFAS No. 151 effective January 1, 2007. We have determined that the adoption of the statement will not have a material effect on our financial statements.

          In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in the fiscal periods beginning after June 15, 2005. We have completed our evaluation of SFAS No. 153 and have determined that it does not have a material effect on our financial statements.

          In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. We adopted SFAS No. 123R effective January 1, 2006 and do not expect the adoption to have a material effect on our financial statements.

          In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN No. 47"), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. We do not expect the adoption of FIN No. 47 to have a material effect on our financial statements.

          In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"). This Statement requires retrospective application to prior periods' financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin ("APB") No. 20, Accounting Changes ("APB No. 20"), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on our financial statements.

          In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. This Statement will be effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect the adoption of SFAS No. 155 to have a material effect on our financial statements.

          In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement clarifies when servicing rights should be separately accounted for, requires companies to account for separately recognized servicing rights initially at fair value, and gives companies the option of subsequently accounting for those servicing rights at either fair value or under the amortization method. This Statement will be effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect the adoption of SFAS No. 156 to have a material effect on our financial statements.

BUSINESS

Overview

          We are a leading provider of mobile voice and data communications services via satellite. By providing wireless service where terrestrial wireless and wireline networks do not, we seek to address the increasing desire by customers for connectivity and reliable service at all times and locations. Using our 43 in-orbit satellites and 25 ground stations, or gateways, we offer high-quality, reliable voice and data communications services to government agencies, businesses and other customers in over 120 countries.

          At March 31, 2006, we served approximately 204,000 subscribers, which represented a 41% increase since March 31, 2005. We believe the heightened demand for reliable communications services, particularly in the wake of the September 11, 2001 terrorist attacks, the December 2004 Asian tsunami and the U.S. Gulf Coast hurricane activity in 2004 and 2005, will continue to drive our strong growth in sales of both voice and data services. We have a diverse customer base, including the government, public safety and disaster relief; recreation and personal; maritime and fishing; business, financial and insurance; natural resources, mining and forestry; oil and gas; construction; utilities; and transportation sectors, which we refer to as our vertical markets. According to Gartner, we are one of the two key mobile satellite services providers whose networks can deliver voice and data communication services over most of the world's landmass. Based on information provided by Northern Sky Research as to the size of the global market, in 2005 we had an estimated 10.2% share of global subscribers in the mobile satellite services industry.

          We believe that our distribution network is productive and efficient and provides broad coverage over our target customer base. We utilize a large network of dealers and agents, including over 750 in territories we serve directly. We also use resellers, including independent gateway operators, to sell the full range of our voice and data products and services, including our Simplex asset tracking services, in markets where we do not market directly.

          For the year ended December 31, 2005, our average monthly revenue per user was $68.11 for retail customers. For the year ended December 31, 2005, our cost per gross addition was approximately $248.

          We believe that we offer our customers better value by delivering higher quality voice and data services (including Simplex, duplex and asset-tracking) at a lower price than our principal mobile satellite services competitors. We also believe that the quality and price of our services have contributed to our low average monthly customer turnover, or churn rate, of approximately 1.3% during the year ended December 31, 2005 compared to the average monthly churn rate for the top four U.S. wireless carriers of approximately 2.1% for the same period.

          We hold licenses to operate a wireless communications network via satellites over 27.85 MHz in two blocks of contiguous global radio frequency spectrum. We believe our large spectrum blocks will permit us to capitalize on existing and emerging wireless and broadcast applications globally. In the United States, ATC regulations permit us to re-use a portion of our assigned frequencies terrestrially in order to extend our communication services to indoor and urban areas where traditional satellite service is impractical. We hold an ATC authorization from the Federal Communications Commission for 11 MHz of our spectrum. Our current network is capable of supporting ATC services, and we believe it will allow us to introduce new services and capabilities before our competitors. We are selectively exploring opportunities with targeted media, technology and communications companies to develop further the potential of our ATC-licensed spectrum. In addition, regulatory authorities outside of the United States are reviewing ATC-like rulings, and we are beginning to explore selectively capitalizing on these rulings.

          We are currently in the process of designing and procuring our second-generation satellite constellation, which we expect will extend the life of our network until approximately 2025. We believe that our second-generation satellites will improve our ability to support new applications and services, including higher-speed data rates and internet access, video and audio broadcasting, remote file transfer and virtual private networking. We expect these services to be available on a broad range of new customer devices that will be significantly smaller in size, lighter in weight and less expensive than existing mobile satellite services equipment. We believe this expanded service portfolio and advanced equipment offering will significantly expand the target market for our services.

          We recorded $127.1 million and $30.3 million in revenue and $18.7 million and $22.5 million in net income during the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, compared to $84.4 million and $24.8 million in revenue and $0.4 million and $0.4 million in net income for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively. Net income for the first quarter of 2006 included an income tax benefit of $21.4 million relating to the establishment of deferred tax assets and liabilities upon our election in January 2006 to be taxed as a C corporation.

Industry

          We compete in the global communications industry, with a strong position in the mobile satellite services sector. Mobile satellite services operators provide customers with reliable high-quality voice, data and asset tracking services using a network of satellites and ground facilities. Mobile satellite services are usually complementary to, and interconnected with, other forms of terrestrial communications services and infrastructure and are intended to respond to users' desires for connectivity at all times and locations. Customers typically use satellite voice and data communications in situations where existing terrestrial wireline and wireless communications networks are impaired or do not exist. Further, many regions of the world benefit from satellite networks, such as rural and developing areas that lack developed wireless or wireline networks, ocean regions, and regions affected by political conflicts and natural disasters. Northern Sky Research stated in a 2006 report that, "the MSS industry has proven to be invaluable in supporting disaster preparedness and recovery activities, military applications, and other critical civil requirements that require rapidly deployable, reliable and ubiquitous communication services."

          Worldwide, government organizations, military and intelligence agencies, natural disaster aid associations, event-driven response agencies and corporate security teams depend on mobile and fixed voice and data communications services on a regular basis. Businesses with global operating scope require reliable communications services when operating in remote locations around the world. Mobile satellite services users span the forestry, maritime, government, oil and gas, mining, leisure, emergency services, construction and transportation sectors, among others. Many existing customers increasingly view satellite communications services as critical to their daily operations.

          Over the past two decades, the global mobile satellite services market has experienced significant growth. According to a Gartner report published in November 2005, satellite phones are increasingly the technology of choice for first responders, military, businesses, governments and non-governmental agencies. Furthermore, Gartner has predicted that wireline and wireless carriers will increasingly consider augmenting their communication portfolios by aligning themselves with mobile satellite service providers.

          Increasingly, better-tailored, improved-technology products and services are creating new channels of demand for mobile satellite services. Growth in demand for mobile satellite voice services is driven by the declining cost of these services, the diminishing size and lower costs of the handsets, as well as heightened demand by governments, businesses and individuals for ubiquitous global voice coverage. Growth in mobile satellite data services is driven by the rollout of new applications requiring higher bandwidth, as well as low cost data collection and asset tracking devices.

          Northern Sky Research has predicted that as service costs continue to decline in our industry, average revenue per user will continue to increase due to increased usage. Furthermore, Northern Sky Research expects units in service in our industry to exhibit a cumulative annual growth rate of 34.2% through 2010, resulting in a 17.9% cumulative annual growth rate in retail revenue.

          Communications industry sectors that are relevant to our business include:

  •
  Mobile satellite services, which provide customers with connectivity to mobile and fixed devices using ground facilities and networks of geostationary satellites (located approximately 22,300 miles above the earth's surface), medium earth orbit satellites (located between approximately 6,400 and 10,000 miles above the earth's surface), or low earth orbit satellites (located between approximately 300 and 1,000 miles above the earth's surface);

  •
  Fixed satellite services, which use geostationary satellites to provide customers with voice and broadband communications links between fixed points on the earth's surface; and

  •
  Terrestrial services, which use a terrestrial network to provide wireless or wireline connectivity and are complementary to satellite services.

          Within the major satellite sectors, fixed satellite services and mobile satellite services operators differ significantly from each other. Fixed satellite services providers, such as Intelsat, Eutelsat and SES Global, and very small aperture terminals companies, such as Hughes Networks and Gilat Satellite Networks, are characterized by large, often stationary or "fixed," ground terminals that send and receive high-bandwidth signals to and from the satellite network for video and high speed data customers and international telephone markets. On the other hand, mobile satellite services providers, such as we, Inmarsat and Iridium, focus more on voice, data and asset tracking services, where mobility or small sized terminals are essential. As mobile satellite terminals begin to offer higher bandwidth to support a wider range of applications, we expect mobile satellite services operators will increasingly compete with fixed satellite services operators.

          According to Gartner, a low earth orbit system, such as the systems we and Iridium currently operate, causes less transmission delay than a geosynchronous system due to the shorter distance signals have to travel and permits the use of smaller devices like handheld phones.

          Currently, our principal mobile satellite services global competitors are Inmarsat and Iridium. United Kingdom-based Inmarsat owns and operates a geostationary satellite network and U.S.-based Iridium owns and operates a low earth orbit satellite network. Inmarsat provides communications services, such as telephony, fax, video, email and high-speed data services. Iridium offers narrow-band data, fax and voice communications services. We also compete with several regional mobile satellite services providers that operate geostationary satellites, such as Thuraya, principally in the Middle East and Africa; Mobile Satellite Ventures and Mobile Satellite Ventures Canada in the Americas; and Asian Cellular Satellites in Asia.

Competitive Strengths

          We believe that our following competitive strengths position us to enhance our growth and profitability:

          Leading Position in Key Vertical Markets.    We believe we have a leading market share in many of our targeted vertical markets. Our top revenue-generating vertical markets are government, public safety and disaster relief; recreation and personal; maritime and fishing; and business, financial and insurance. We believe that the findings of Gartner Consulting suggest substantial growth potential for our services.

          Compelling Service and Product Offerings.    We believe we are able to retain our current customers and attract new customers because our pricing plans, which offer rates as low as $0.14 per minute, are the lowest in the mobile satellite services business and our voice services provide the best audio quality in our industry. A report published by Frost & Sullivan in 2002 concluded that our voice services provide audio quality that is superior to that of our principal mobile satellite services competitor and approach that of a good quality cellular call. We believe the voice and data products that we expect to introduce in 2006 and 2007 will be cheaper, lighter and better performing than those previously available to mobile satellite services customers and will be equal to or better than those offered by our competitors. We believe our high quality and low cost services and products offer us a competitive advantage in retaining our current customers and attracting new customers in our vertical markets.

          Strong Distribution Network.    We believe that our distribution network is productive and provides broad coverage of our target subscriber base in over 120 countries. We utilize a large network of dealers, agents and resellers and a direct sales force to sell the full range of our voice and data products. In addition, we have a direct sales force, consisting of specialists in our key vertical markets, which sells our services and products, including customized data solutions, to government agencies and other key customers. We also offer an internet-based distribution channel at www.globalstar.com. We focus on customers that generate high average revenue per user and, therefore, higher revenue growth for our company. We also sell our services on a wholesale basis to independent gateway operators who resell our services in over 60 countries.

          Existing Global Satellite Communications Network.    Our constellation of low earth orbit satellites and terrestrial gateways has been in commercial operation since 2000 and serves as the backbone of our communications network. Gartner has described our satellite constellation as "simple, yet proven technology." We believe our existing network is capable of handling the expected growth in demand for our services, as evidenced by our ability to handle increased usage of over 500% in the areas affected by Hurricane Katrina while terrestrial communications networks were impaired. We plan to supplement our constellation by launching our eight spare satellites during 2007.

          Broad, Contiguous Spectrum Holdings.    We hold licenses to operate a wireless communications network via satellites over 27.85 MHz in two blocks of contiguous global spectrum. Our spectrum can efficiently support advanced wireless technologies because it is located near the personal communications services, or PCS, bands. As a result, we should be able to deploy cost effectively the terrestrial component of an ATC network by purchasing and slightly modifying inexpensive, off-the-shelf base station equipment and related wireless equipment.

          ATC Services Capability.    We believe the ability of our current satellites and ground stations to support ATC services will allow us to introduce these services before our competitors. Our current satellite constellation is capable of integrating with and supporting the provision of ATC services to our customers. We are currently in discussions with several parties to exploit our ATC capabilities. Competitors will be able to implement ATC services on a commercial scale only after they launch new satellites and build ground facilities designed specifically to inter-operate with their satellite services.

          International Spectrum Licenses.    We have access to our 27.85 MHz of 1.6 and 2.4 GHz frequencies globally, while most of our competitors only have access to spectrum frequencies regionally. In addition to mobile satellite services, our coverage in over 120 countries with operating licenses held directly by us or by independent gateway operators affords us economies of scale when introducing ATC-like and other new spectrum-based services.

          Strategic Relationship with QUALCOMM.    We are the only satellite network operator currently using the patented QUALCOMM Incorporated CDMA technology, which permits the dynamic selection of the strongest signal available and, we believe, produces a higher audio quality than our competitors' technology. In May 2005, we signed an agreement with QUALCOMM for the manufacture of a complete array of next-generation products, including phones, data modems, car kits and accessories designed for our network. These phones and modems will be smaller, lighter and more feature-rich communications devices than those currently available, and we will offer them at affordable prices. The first of these new products is scheduled to be available beginning in the second half of 2006.

          Experienced Management Team.    Our senior management team combines experts in wireless and wireline communications with pioneers in the fields of satellite engineering and operations. Our senior satellite managers have an average of 26 years of experience in satellite engineering and operations. Our senior communications managers have an average of 15 years of experience in the telecommunications industry.

Our Growth Strategy

          Our goal is to be the leading global provider of mobile voice and data communications solutions via satellite. We intend to achieve this objective by:

          Continuing Rapid and Profitable Growth of Our Subscriber Base.    In 2005, we added approximately 54,000 net subscribers, a 39% growth rate over the number of subscribers at the end of 2004. We intend to continue to increase our penetration of the growing mobile satellite services market and our market share of key vertical markets by continuing to provide compelling service and product offerings and utilizing our strong distribution network. In particular, we intend to target the first responder, natural resources and local, state and federal government customers (including homeland security) segments in the United States, Canada and elsewhere. In Europe, we have increased our direct sales effort by hiring several experienced direct sales professionals to manage diverse territories throughout the region. We believe that continuous innovation in our service plans, including "bundled plans" that pool minutes between multiple phones and pricing plans customized for seasonal users, promotes revenue growth and that these new service offerings, together with lower prices for our services and products, will increase our market penetration. In Venezuela, Colombia and Central America, we see significant opportunities to expand our presence in rural telephony, oil and gas and other markets. Northern Sky Research has predicted that total units in-service in our industry will increase from 3.3 million in 2006 to 16.6 million in 2010 and that retail service revenues will increase from $1.8 billion in 2006 to $8.6 billion in 2010. Northern Sky Research has further predicted that the North American region, which accounts for the majority of our revenue, will account for large shares of worldwide market until 2009 and after 2009 will lead all regions worldwide, accounting for 28% of overall revenue.

          Improving Our Profitability by Consolidating Our International Distribution Chain.    Over the past four years, we have acquired five independent gateway operators in strategic geographic regions. We believe that our independent gateway operator consolidation strategy will better position us to market our services directly to multinational customers requiring a global communications platform. We also believe that our consolidation strategy will increase our overall profitability because it allows us to sell most of our services to customers at retail prices, thus substantially increasing our average revenue per user, compared with selling on a wholesale basis to independent gateway operators.

          Expanding Our Coverage and Upgrading Our Service Offerings.    We will continue to increase the quality and availability of our services. In the second quarter of 2006, we commenced operations at a gateway in Wasilla, Alaska to improve coverage in Alaska, the Yukon Territory, Canada and the Northeast Pacific fishing grounds. We have established a subsidiary to initiate service in South Africa using a gateway that was constructed in 2000 but never placed in service. Beginning in 2009, we intend to deploy a second- generation satellite constellation and upgrade our existing ground facilities to handle broadband data, faster transmission speeds and new hybrid applications.

          Developing Next-Generation Devices.    In late 2006, we expect to begin selling more technologically advanced satellite phones and data products tailored to meet our customers' evolving service needs and to stimulate additional demand for our services. These new products will have a range of functions common to many popular wireless products. We are also planning to introduce in 2006 and 2007 innovative duplex and simplex data devices that can be used for asset tracking and that are remotely programmable and equipped to monitor a range of variables. We believe that, in each case, the size and weight of our phones and data devices has been reduced while their durability and battery life has been improved. We expect that these advanced devices will stimulate additional demand for our services.

          Exploring Opportunities to Maximize the Value of Our Spectrum.    We expect the market for wireless applications to continue to grow along with the development of new products capable of transmitting new forms of media and data. We are exploring relationships with a range of communications and media companies to enable us to be among the first in our industry to utilize our spectrum and ATC license for wireless voice, data and video applications. Once an ATC network is fully deployed, end-users will be able to utilize both satellite and terrestrial technologies to complete calls and send or receive data.

          Exploiting Our International Spectrum.    As a result of our authorization to use our assigned frequencies globally, we can both use our spectrum for mobile satellite services and advocate for the adoption of rules and regulations that would allow us to use our spectrum for ATC-like services around the world. We have already begun this effort in Canada and Europe. We also believe that the location of our spectrum will allow us to tailor our service and product offerings to customers based on their specific needs and location.

Sales and Marketing

          We sell our products and services through a variety of retail and wholesale channels. Our sales and marketing efforts are tailored to each of our geographic regions and targeted vertical markets. Unlike the cellular industry, we do not conduct costly mass consumer marketing campaigns. Rather, our sales professionals target specific commercial vertical markets and customers with face-to-face meetings, product trials, advertising in publications for those markets and direct mailings. We also focus a large amount of our marketing activity on tradeshows. In 2005, we, our dealers and our resellers attended approximately 200 different tradeshows in North America and Europe, where we sponsored booths and demonstrated our products.

          Our distribution managers are responsible for conducting direct sales with key accounts and for managing agent, dealer and reseller relationships in assigned territories. They conduct direct sales with key customers and manage over 750 dealers and agents, with many of the agents and dealers having multiple points of sale. We maintain a sales force presence throughout the United States, including an office in Washington, D.C. dedicated to government-based sales. We believe our direct sales channel benefits our customers and differentiates us from our competition because our sales professionals remain well informed of the specific needs and demands of our customers and often can propose new products and services tailored for them. We also distribute our services and products indirectly through approximately 20 major resellers and value added resellers in the United States and 10 independent gateway operators that employ their own salespeople to sell the full range of our voice and data products and services in approximately 60 countries. Wholesale sales to independent gateway operators represented approximately 11% of our service revenue for the year ended December 31, 2005 and approximately 10% of our service revenue for the three months ended March 31, 2006. No agent, dealer or reseller represented more than 5% of our revenue for the year ended December 31, 2005 or the three months ended March 31, 2006.

          Our typical dealer is a communications services equipment retailer. We offer competitive service and equipment commissions to our network of dealers to encourage increased sales. Since the Reorganization, we have terminated our relationship with numerous underperforming dealers and agents and replaced them with better performing new dealers and agents. We simultaneously developed a "Star Dealer" program that provides for greater commissions and royalties to our top performing dealers. We believe our more stringent dealer and agent requirements and our incentive programs position us to continue to experience growing dealer and agent sales due to a better-trained, focused and motivated sales network.

          In addition to sales through our distribution managers, agents, dealers and resellers, customers can place orders through our website at www.globalstar.com or by calling our customer sales office at (877) 728-7466. To encourage internet sales, our website includes special promotional offers that are unavailable elsewhere. We believe that, as awareness of our services grows and our brand name becomes more recognizable, we will experience an increase in our direct internet and phone order sales. Because we do not need to pay a commission or sell our services at reduced margins, our internet and phone sales channels are the most profitable. Our website and call center provide a user-friendly interface with consumers looking for a simple transaction or customer support.

          The reseller channel is comprised primarily of communications equipment companies and commercial communications equipment rental companies who retain and bill clients directly, outside of our account maintenance system. Many of our resellers specialize in niche vertical markets where high-use customers are concentrated. We have productive sales arrangements with major resellers to market our services, including some value added resellers who integrate our products into their proprietary end products or applications. Some of our resellers offer our services and products through rental and leasing arrangements.

          Outside of the United States and Canada, the majority of our retail sales are conducted through resellers and independent gateway operators. In 2006, we implemented a new direct sales and marketing program in Europe to bolster our growth in the region and further our strategy of direct contact with customers. Accordingly, we hired several experienced salespeople in Europe who have distribution manager-type responsibilities in each of their assigned territories. We believe that our investment in our European distribution channel and effort to transfer existing customers to our direct sales network will enhance our ability to rapidly grow our subscriber base overseas. We also plan to enter new European territories where our network can provide service but where we have not previously marketed our services and products and to target previously underserved vertical markets in Europe. We are implementing similar changes in the territories served by the gateways we acquired from independent gateway operators in Venezuela and Central America.

          Our wholesale operations primarily encompass bulk sales of wholesale minutes to the independent gateway operators around the globe. These independent gateway operators maintain their own subscriber bases that are exclusive to us and promote their own service plans. The independent gateway operator system has allowed us to expand in regions that hold significant growth potential but are harder to serve without sufficient operational scale or where local regulatory requirements or business or cultural norms do not permit us to operate directly. Our wholesale efforts also include our Simplex and duplex data tracking devices.

          Set forth below is a list of independent gateway operators as of March 31, 2006:

Location	Gateway	Independent Gateway Operators
Argentina	Bosque Alegre	TE.SA.M Argentina
Australia	Dubbo	Globalstar Australia PTY Limited
Australia	Mount Isa	Globalstar Australia PTY Limited
Australia	Meekatharra	Globalstar Australia PTY Limited
Brazil	Manaus	Globalstar do Brasil
Brazil	Presidente Prudente	Globalstar do Brasil
Brazil	Petrolina	Globalstar do Brasil
China	Beijing	China Spacecom
Italy	Avezzano	Elsacom N.V.
Korea	Yeo Ju	Dacom
Mexico	San Martin	Globalstar de Mexico
Peru	Lurin	TE.SA.M Peru
Russia	Khabarovsk	GlobalTel
Russia	Moscow	GlobalTel
Russia	Novosibirsk	GlobalTel
Turkey	Ogulbey	Globalstar Avrasya

          We do not own or control these independent gateway operators nor do we operate their gateways. We operate directly gateways in the United States, Canada, Venezuela, Nicaragua, Puerto Rico and France. See "Business—Properties."

Services and Products

          Our principal services are satellite communications services, including mobile and fixed voice and data services and asset tracking and monitoring services. We introduced our asset tracking and monitoring services in late 2003, and demand for these services has grown rapidly since then. Sales of our services combined accounted for approximately 64% and 68% of our total revenues for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. We also sell the related voice and data equipment to our customers, which accounted for approximately 36% and 32% of our total revenues for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively.

Our Services

  Mobile Voice and Data Satellite Communications Services

          We offer our mobile voice and data services to customers via numerous monthly plans at price levels that vary depending upon expected usage. Except for Simplex services, subscribers under these plans typically pay an initial activation fee to the agent or dealer, as well as a monthly usage fee to us that entitles the customer to a fixed number of minutes in addition to services such as voicemail, call forwarding, short messaging, email, data compression and internet access. We receive both an activation fee and monthly fee for Simplex services. Extra fees may apply for non-voice services, roaming charges and long-distance calls.

          We regularly innovate our service offerings. In August 2004, as part of our strategy to offer "bundled minutes" for heavy use customers, we introduced our Liberty Plans, which allow mobile voice and data users to pay an up-front, annual fee for a certain number of minutes to be used at any time within a one-year period, thus providing flexibility for seasonal and sporadic users. All unused minutes expire at the end of the one-year period. If subscribers use all of their minutes before the end of the one-year period, they may purchase an additional year's worth of minutes or can pay for additional minutes at a somewhat higher "overage" rate. We believe that our mobile voice customers are drawn to our Liberty Plans because of their ability to eliminate monthly overage charges given their unpredictable communications needs. We have seen rapid market acceptance of our Liberty Plans and expect they will continue to be an attractive service offering for customers in many of our vertical markets. These plans also eliminate the need for monthly billings, reduce collection costs and enhance our cash flow.

  Fixed Voice and Data Satellite Communications Services

          We provide fixed voice and data services in rural villages, at remote industrial, commercial and residential sites and on ships at sea, among other places. Fixed voice and data satellite communications services are in many cases an attractive alternative to mobile satellite communications services in situations where multiple users will access the service within a defined geographic area and cellular or ground phone service is not available. Our fixed units also may be mounted on vehicles, barges and construction equipment and benefit from the ability to have higher gain antennas. Our fixed voice and data service plans are similar to our mobile voice and data plans and offer similar flexibility. In addition to offering monthly service plans, our fixed phones can be configured as pay phones (installed at a central location, for example, in a rural village) that accept tokens, debit cards, prepaid usage cards, or credit cards.

          Set forth below is a comparison of certain retail rate plans that we currently offer to mobile, fixed and data terminal customers in North America and Europe:

Service	U.S.	Canada(1)	Europe(2)
Low Monthly Plan	Freedom 50	Latitude 50	Voyager 75
bundled minutes:	50/mo	50/mo	75/mo
monthly charge:	$50.00	$45.00	$63.50
implied minute rate:	$1.00	$0.89	$0.85
additional minute rate:	$0.99	$1.06	$1.91
High Monthly Plan	Freedom 4000	Latitude 4000	Voyager 800
bundled minutes:	4,000/mo	4,000/mo	800/mo
monthly charge:	$550.00	$579.00	$317.50
implied minute rate:	$0.14	$0.14	$0.41
additional minute rate:	$0.49	$0.44	$0.64
Low Liberty Plan	Liberty 600	Enterprise 600	Liberty 1000
bundled minutes:	600/yr	600/yr	1,000/yr
annual charge:	$600.00	$534.00	$762.00
implied minute rate:	$1.00	$0.89	$0.76
additional minute rate:	$0.99	$1.06	$1.14
High Liberty Plan	Liberty 48000	Enterprise 48000	Liberty 5000
bundled minutes:	48,000/yr	48,000/yr	5,000/yr
annual charge:	$6,600.00	$6,942.00	$2,286.00
implied minute rate:	$0.14	$0.14	$0.46
additional minute rate:	$0.49	$0.44	$0.89
Home Area (bundled minutes)	U.S. and Caribbean	Canada	23 Euro Countries

(1)
CAD$ converted to USD$ using $0.89 conversion rate.

(2)
EUR€ converted to USD$ using $1.27 conversion rate.

  Satellite Data Modem Services

          In addition to data utilization through fixed and mobile services described above, we also offer data-only services. Our system is well-suited to handle duplex data transmission. Duplex devices have two-way transmission capabilities; for asset-tracking applications, this enables the customer to control directly their remote assets and perform more complicated monitoring activities. We offer asynchronous and packet data service in all of our territories. Customers can use our products to access the internet, corporate virtual private networks and other customer specific data centers. Satellite data modems are sold principally through integrators and value added resellers, who developed innovative end-market solutions, such as the Safety Star product, designed to address lone worker safety concerns, and the Skyhawk product, designed for maritime use. Our satellite data modems can be activated under any one of our current pricing plans. Satellite data modems are a fast growing product group that provide solutions that are accessible in every region we serve. The revenue that flows from these products provides an important and growing source of recurring service revenue and subscriber equipment sales for us.

          Additionally, we offer a data acceleration and compression service to the satellite data modem market. This service increases web-browsing, email and other data transmission speeds without any special equipment or hardware.

  Asset Tracking and Remote Monitoring (Simplex)

          Our asset tracking and remote monitoring service, which we refer to as our Simplex service, addresses the market need for a small and cost-effective solution for sending data from remote locations.

Simplex is a one-way burst transmission to our network from the Simplex telemetry unit, which may be located, for example, on a container in transit. At the heart of the Simplex service is an application server, which is located at a gateway. This server receives and collates messages from all Simplex telemetry units received on our satellite network. Simplex transmitting devices consist of a Simplex telemetry unit, an application specific sensor, a battery (with up to a seven-year life depending on the number of transmissions) and optional global positioning functionality. The small size of the units makes them attractive for use in applications such as tracking asset shipments, monitoring unattended remote assets, trailer tracking and mobile security. Our Simplex service was introduced in 2003. As of March 31, 2006, there were approximately 25,000 Simplex subscribers, representing approximately 390% growth over Simplex subscribers as of December 31, 2004. Current users include various governmental agencies, including FEMA, the U.S. Army and the Mexican Ministry of Education, as well as commercial and other entities such as General Electric, Dell and The Salvation Army.

          Customers are able to realize an efficiency advantage from tracking assets on a single system as opposed to several regional systems. Simplex services are currently available from equipment installed into gateways in North America, Europe, Venezuela, Turkey, Korea, Australia, Peru and Russia. We plan to roll out two additional application servers in 2006 to cover what we view as additional major geographic markets for this service. We sell our Simplex services through value added resellers. Value added resellers purchase the services directly from us by subscribing to various pricing options offered by us to address various applications for this service and resell them to the end user. We receive a monthly subscription service fee and a one-time activation fee for each activated Simplex device.

Our Products

  Voice and Data Equipment

          Our services are available for use only with equipment designed to work on our network, which is typically sold to users in conjunction with an initial service plan. Our mobile phones, similar to ordinary cellular phones, are simple to use. Further, we expect that our new mobile phones from QUALCOMM will be among the smallest, lightest and least-expensive satellite phones available.

          Currently, QUALCOMM manufactures all of our mobile phones and most of our accessories. QUALCOMM currently offers GSP-1600 tri-mode units that work on AMPS (the North American analog cellular standard) and CDMA digital cellular networks, as well as on our satellite system. We anticipate that our inventory of GSP-1600s will be depleted later in 2006 or in 2007 as we begin sales of GSP-1700 phones.

          Our fixed phones are manufactured by QUALCOMM and Ericsson. We buy GSP-2900s from QUALCOMM and have a substantial inventory of Ericsson EF-200s to meet customers' demands. Ericsson does not plan to manufacture any additional EF-200s.

          In May 2005, we entered into an agreement with QUALCOMM to manufacture next-generation mobile devices. Under this agreement, QUALCOMM agreed to supply us with what we project will be a supply of advanced mobile phone units and accessories and advanced data products sufficient to supply our expected demand through 2009. In the second half of 2006, we will begin offering the new satellite-only GSP-1700 phone, which will be an update to the currently offered GSP-1600. The new phones will include a user-friendly color LCD screen and a rugged, water resistant case available in multiple colors. The phones are expected to be a significant improvement over earlier-generation equipment, and we believe that the advantages will drive increased adoption from prospective users as well as increased revenue from our existing subscribers.

          In addition to our principal products described above, we offer a large selection of related accessories for our line of phones, including car kits, cigarette lighter adapters, wall chargers, travel chargers and remote antennas. Under our agreement with QUALCOMM, they also will produce for us second generation car kits and other accessories. We believe that sales of these high-margin accessories, especially of car kits, also drive additional product usage, which in turn results in higher service revenue.

          In addition to traditional satellite handsets, we sell multiple specialized products designed to address the specific needs of certain attractive end-user markets including the emergency response, maritime and aviation markets. These products include:

          Emergency Response.    The recently developed Globalstar Emergency Management Communications System (GEMCOMS) is comprised of five Globalstar fixed phones conveniently mounted in a container that allows for quick deployment, set-up and operation in an emergency situation. The GEMCOMS can operate as a standalone unit (allowing up to five simultaneous Globalstar phone calls) or be combined with a small and relatively inexpensive "picocell" to provide an almost instantaneous local cellular capability in areas where the infrastructure has been damaged or destroyed. GEMCOMs operate like stand-alone cellular phone site. Prototypes of this system were made available to FEMA for use in support of the disaster relief efforts for Hurricanes Katrina, Rita and Wilma.

          Maritime.    We provide mobile satellite services specialized for the maritime market through equipment manufactured and sold by SeaTel Wavecall. SeaTel Wavecall currently produces two maritime products: the Wavecall 3000 and the Wavecall MCM3. The Wavecall 3000 provides a voice and data capability for maritime users with up to 9.6 Kbps (with compressed speeds of up to 38.4 Kbps) data throughput while the MCM3 provides voice and data with a throughput of up to 28.8 Kbps (with compressed speeds of up to 144 Kbps). The omni directional antenna (available on all our products) and small physical package provides a significant savings in both equipment and airtime costs compared to competitive systems. Key users of the WaveCall 3000 include the United States Coast Guard and commercial fishermen. In addition, we are developing our own maritime fixed product for initial sales in the second half of 2006.

          Aviation.    Our aviation products are specially designed for use in helicopters, waterbombers, U.S. and Canadian Coast Guard surveillance and rescue, commercial, general aviation and transport aircraft. Our products are small and lightweight relative to competitive products and are both FAA certified and flight test proven. We have worked with two major companies in the airline industry to identify the service features and necessary regulatory requirements to provide a wireless in-cabin voice and data service to passengers. Our products are sold by avionic companies, including Sagem Avionics, Geneva Aerospace and Northern Airborne Technologies, to customers including the U.S. Army and Air Force.

  Data-Only Equipment

          The satellite data modem model GSP-1620 duplex data device developed and manufactured by QUALCOMM provides packet data and data processing capability over our network. The satellite data modem model GSP-1620 has compressed speeds of up to 38.4 Kbps and is highly programmable to meet multiple applications.

  Selected New Products in Development

          GSM Picocell System.    We expect to offer a proprietary picocell product in 2007. The system will allow for global standards for mobile communications, or GSM, cellular service in remote areas by backhauling signaling and voice services over our network through a picocell unit. Picocells will be available in any of the four GSM frequencies. The service will have terrestrial, maritime and aviation applications and given our user testing we expect to see strong initial demand from our target markets, including remote emergency response organizations, off-shore petroleum operators and cruise ships.

          Multi-Channel Modem.    In the first half of 2006, we introduced our multi-channel modem to the market. We offer the new multi-channel modem with either four or eight modem boards and a single remote antenna which facilitates data rates up to 76.8 Kbps (with compressed speeds of between 144 and

256 Kbps). We expect this product to be attractive to corporate customers requiring downloads of data at higher speeds and to surveillance and security companies that require simultaneous voice and data applications, such as video security monitoring and telephone service from remote locations. Additionally, the U.S. government is testing this product to determine its suitability for security monitoring and transmission of video images from fixed and mobile platforms. The relative benefits are that (1) a high rate data service is available from the network via a relatively small electronics package at our low usage rates and (2) the product allows simultaneous voice and data availability at higher than a single 9.6 Kbps data rate.

          QUALCOMM GSP-1720 Satellite Data Modem.    We expect to introduce the GSP-1720 modem in the first quarter of 2007. This will be a new satellite data modem board with multiple antenna configurations and an enlarged set of commands for modem control and will be smaller, less expensive and easier to operate than our current product. We expect this new board will be attractive to integrators because it will have more user interfaces that are easily programmable, which will make it easier for value added resellers to integrate the satellite modem processing with the specific application (e.g., monitoring and controlling oil and gas pumps, monitoring and controlling electric power plants and more economically facilitating security and control monitoring of remote facilities).

Customers

          The specialized needs of our global customers span many vertical markets. Our system is able to offer our customers cost-effective communications solutions in areas underserved or unserved by existing telecommunications infrastructures. While traditional users of wireless telephony and broadband data services have access to these services in developed locations, our targeted customers often operate or live in remote or under-developed regions where these services are not readily available or are not provided on a reliable basis.

          Our vertical markets include government, public safety and disaster relief; recreation and personal; maritime and fishing; business, financial and insurance; natural resources, mining and forestry; oil and gas; construction; utilities; and transportation. We focus our attention on obtaining customers who will be long-term users of our products and services and will generate high average revenue per user. The following is a discussion of these markets.

          Government, Public Safety and Disaster Relief.    In the United States and Canada, our customers in the government, public safety and disaster relief sector represent one of our largest and most critical vertical markets, and constituted 24% of our total subscribers in those regions at December 31, 2005. We conduct business with many major federal, state, provincial and local government agencies, including, in the United States, the Department of Homeland Security, FBI, Department of Defense, NASA and every branch of the U.S. Military, as well as state and local governments, police departments, hospitals and first response teams. In Canada, we conduct business with the Royal Canadian Mounted Police and with many additional federal and provincial agencies. Relief agencies such as the Red Cross, the Salvation Army and FEMA generate significant demand for both our voice and data products, especially during the late summer months in anticipation of the hurricane season in North America. Our Simplex service facilitates tracking and managing the distribution of movable hard assets such as generators, trucks, trailers and relief supplies to disaster areas, while our fixed and mobile voice terminals enable relief workers and victims to communicate in areas where terrestrial service is no longer operational. We provide customized communications solutions to various departments of the U.S. government, enabling them to monitor logistics status, position reporting and vehicle tracking and performance status, as well as two-way voice communications services. Expansion of our government business both in the United States and throughout the rest of the world represents a significant growth opportunity, and we expect that our relationships with various government agencies will bolster our leadership position in the mobile satellite services industry. Aggregate sales to all U.S. government agencies constituted approximately 15% of our revenue for 2005 and the three months ended March 31, 2006. U.S. government agencies may terminate their contracts with us at any time without penalty.

          Recreation and Personal.    Outdoor enthusiasts, hunters, international leisure travelers, recreational fishermen, backpackers, commercial outfitters, remote lodge owners and nature tour groups use our services for recreational and personal leisure activities and constituted 20% of our U.S. and Canadian customers at December 31, 2005. Our network coverage extends beyond shorelines and provides recreational sailors and recreational fishermen an affordable satellite communications solution. Hunters, hikers and backpackers carry our mobile phones with them to maintain a reliable communications link with the outside world, report emergencies and check voicemail and email.

          Maritime and Fishing.    Customers in all segments of the maritime industry, including commercial fishing, workboat, transport and recreational maritime, use our services for their primary fleet and ship-to-shore communications and constituted 12% of our U.S. and Canadian customers at December 31, 2005. Commercial fishing customers use voice services as their primary communications to coordinate fishing locations with other boats in their fleet and for ship-to-shore communications to arrange docking times or order parts, check landing prices and manage onshore operations. In addition, they use data services for weather and oceanic conditions, which are key to improving their fishing productivity and communicating with government fisheries departments. Commercial fishing users are located primarily in the Pacific Northwest and northern Atlantic fishing regions. Marine transport customers use voice services as their primary ship-to-shore communications while they transport oil from Valdez, Alaska. Additionally, there is a strong demand for voice and data services throughout the Gulf of Mexico for boats servicing offshore oil rigs and for workboats traveling offshore and up the Mississippi River.

          Business, Financial and Insurance.    We provide critical primary and back-up communications services to a variety of users in the financial services industry, which constituted 8% of our U.S. and Canadian customers at December 31, 2005. For example, insurance adjustors use our devices while working in remote locations or surveying disaster areas where traditional communications infrastructure is not available or no longer functioning. We also provide back-up communications to financial institutions, banks and investment houses. In addition, a number of customers buy our equipment for their employees who routinely travel to remote or overseas locations.

          Natural Resources, Mining and Forestry.    Natural resources, mining and forestry customers rely on our communications services to conduct their businesses. These customers constituted 5% of our U.S. and Canadian customers at December 31, 2005. Forestry workers in the field utilize our mobile communications services to patrol remote areas. Timber harvesting workers use mobile voice services to scout sites, coordinate logistics and monitor operations. A significant portion of forestry work occurs in mountainous areas in the northwestern United States and western Canada that lack either wireless or wireline communications networks. Similarly, mining companies use our mobile services to survey new mining opportunities and conduct operations in remote geographies that are not served by cellular communications networks. Once a mine is in operation, our customers tend to install fixed communications terminals that provide essential voice and data service to the mine. Miners use our devices to communicate with other miners, remain in touch with central business hubs and report emergencies.

          Oil and Gas.    Oil and gas companies are typically our highest average revenue per user customers as they require satellite-based communications to carry out their routine business. They constituted 5% of our U.S. and Canadian customers at December 31, 2005. Oil and gas companies equip their engineers with our equipment for scouting new drilling opportunities and for conducting routine operations in remote areas. There is an essential need for reliable communication to manage effectively oil, gas and energy extraction operations, which results in very high usage levels for those companies. Moreover, off-shore drilling platforms and oil tankers are equipped with our terminals capable of sending and receiving data and voice transmissions.

          Construction.    Construction companies, which constituted 3% of our U.S. and Canadian customers at December 31, 2005, use our mobile voice phones primarily for constructing new facilities in rural areas. Contractors rely on our mobile devices to maintain contact with sub-contractors, suppliers and architects. Until a remote construction site is connected to a local telecommunications network, our phones often serve as the sole form of communication for site workers. Within the construction industry, drilling and cement companies represent a large customer base. Due to the hazardous nature of construction work, maintaining a reliable communications link at remote construction and drilling sites is critical in the event of an accident or other emergency.

          Utilities.    Utility customers, which constituted 3% of our U.S. and Canadian customers at December 31, 2005, use our services for both normal and emergency operations. For normal operations, our data modems connect on-truck laptops with headquarters to manage work orders and maintain field operations control. During emergencies, our voice services are used to coordinate crew deployment to restore utility services or to keep remote field workers in touch after an accident.

          Transportation.    Customers in the transportation sector, which constituted 2% of our U.S. and Canadian customers at December 31, 2005, use our Simplex services to monitor the location of their vehicles, trailers and assets, such as containers and use our duplex data and voice products to facilitate two-way voice and data communications with drivers. Long distance drivers have a need for reliable communication with both dispatchers and their destinations to coordinate changing business needs and our satellite network provides continuous communications coverage while in transit.

Our Spectrum

          We hold licenses to operate a wireless communications network via satellite over 27.85 MHz in two blocks of contiguous global radio frequency spectrum. Access to this spectrum enables us to design satellites, network and terrestrial infrastructure enhancements cost effectively because the products and services can be deployed and sold worldwide. This broad spectrum assignment enhances our ability to capitalize on existing and emerging wireless and broadcast applications.

          We believe there are limited options for new spectrum allocations to other companies, while utilization of existing spectrum is growing quickly. Our spectrum location near the PCS bands should allow us to deploy cost effectively the terrestrial component of an ATC network by leveraging existing terrestrial wireless infrastructures. Further, we believe the ability of our current network to support ATC services will allow us to introduce new services and capabilities before our competitors.

          The FCC has allocated a total of 40 MHz of spectrum at 2 GHz for mobile satellite services. This augments the mobile satellite services spectrum at 1.6 and 2.4 GHz (licensed to us and Iridium) and 1.5 and 1.6 GHz (licensed to Mobile Satellite Ventures, Inmarsat and several foreign operators). In 2001, we received a license to use a portion of this 2 GHz spectrum. In February 2003, the FCC's International Bureau cancelled our authorization based upon our alleged inability to meet future construction milestones and, in June 2004, the FCC affirmed this cancellation. We have asked for reconsideration of the cancellation. In December 2005, the FCC assigned all of the 40 MHz of available spectrum to TMI/TerreStar and ICO Global Communications, although the order granting this was made specifically subject to the outcome of our request for reconsideration. In addition to petitioning for reinstatement of our 2 GHz license, in a separate proceeding we also have challenged the assignment of all of the spectrum to TMI/TerreStar and ICO Global Communications as unlawful and contrary to well-established FCC policy.

Domestic and Foreign Revenue

          We supply services and products to a number of foreign customers. Although most of our sales are denominated in U.S. dollars, we are exposed to currency risk for sales in Canada and Europe. The following table shows our revenue from sales to both foreign and domestic customers:

	Year Ended December 31, 2003 Combined(1)	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Domestic Revenue	44%	46%	49%	43%	40%
Foreign Revenue	56%	54%	51%	57%	60%

Total	100%	100%	100%	100%	100%

(1)
In order to provide a comparison for purposes of the discussion of our results of operations for the years ended December 31, 2003 and 2004, the results of Old Globalstar for the period from January 1, 2003 to December 4, 2003 and the results of our company for the period from December 5, 2003 to December 31, 2003 are presented on a combined basis for the year ended December 31, 2003. Although we have provided these results in order to provide a comparison for purposes of the discussion of the periods presented, this presentation is not in accordance with GAAP and the periods presented are not comparable due to the change in basis of assets that resulted from the application of the purchase method of accounting in connection with the Reorganization. Because we and Old Globalstar are different reporting entities, this information should be considered as supplemental information only.

Our Network

          Our satellite network includes 43 in-orbit low earth orbit satellites, including in-orbit spares temporarily placed into service and satellites that are temporarily out of service but are considered restorable. The design of our orbital planes and the positioning of our ground stations ensure that generally at least two satellites, and often more, are visible to subscribers from any point on the earth's surface between 70o north latitude to 70o south latitude, covering most of the world's population. All of our satellites are virtually identical in design and manufacture, and each satellite contributes equally to the constellation performance, which allows satellite diversity for mitigation of service gaps from individual satellite outages. Our constellation orbits in a 40-satellite configuration known as a "Walker pattern" orbital geometry. Each satellite has a high degree of on-board subsystem redundancy, an on-board fault detection system and isolation and recovery for safe and quick risk mitigation. The design of our space and ground control system facilitates the real time intervention and management of the satellite constellation and service upgrades via hardware and software enhancements.

          Our satellites communicate with our network of 25 gateways, each of which serves an area of approximately 700,000 to 1,000,000 square miles. Each of our gateways has multiple antennas that communicate with our satellites and pass calls seamlessly between antenna beams and satellites as the satellites traverse the gateways, thereby reflecting the signals from our users' terminals to our gateways. Once a satellite acquires a signal from an end-user, the user is authenticated by the serving gateway and then the voice or data channel is established to complete the call to the public switched telephone network, to a cellular or another wireless network, or, in the case of a Simplex data call, to the internet.

          We believe that our terrestrial gateways provide a number of advantages over the in-orbit switching used by Iridium, including better call quality and convenient regionalized local phone numbers for inbound calling. We also believe that our network's design, which relies on terrestrial gateways rather than in-orbit switching, enables faster and more cost-effective system maintenance and upgrades because the system's software and much of its hardware is based on the ground. Our multiple gateways allow us to reconfigure our system quickly to extend another gateway's coverage to make up some or all of the coverage of a disabled gateway or to handle increased call capacity resulting from surges in demand.

          Our network uses QUALCOMM's patented CDMA technology to permit dynamic selection of the strongest available signals. Patented receivers in our handsets track the pilot channel or signaling channel as well as three additional communications channels simultaneously. Compared to other satellite and network architectures, we offer superior call clarity, virtually no discernable delay and a low incidence of dropped calls. The worldwide call success rate average for all of our users varies between 79% and 82%. Our system architecture provides full frequency re-use. This maximizes diversity (which maximizes quality) and maximizes capacity as the assigned spectrum can be reused in every satellite beam in every satellite. Our network also works with Internet protocol data for reliable transmission of IP messages. We have a long-standing relationship with QUALCOMM for the manufacture of our phone handsets, data terminals, gateway hardware and equipment.

          Although our network is CDMA-based, it is configured so that we can also support one or more other air interfaces that we select in the future. For example, we have developed a non-CDMA technology to offer Simplex data services. Because our satellites are essentially "mirrors in the sky," and all of our network's switches and hardware are located on the ground, we can easily and relatively inexpensively modify our ground hardware and software to use other wave forms to meet customer demands for new and innovative services and products. At this time, we are developing several inexpensive additional products and services which will operate in this manner.

          We believe our in-space constellation will provide a commercially acceptable quality of service into 2010. We have eight spare satellites in ground storage and anticipate launching these during 2007 to augment our constellation. We plan to place the eight satellites as needed into vacant constellation slots or as in-plane spares. We have negotiated a launch service agreement with Starsem for the spare satellites.

          In addition to our spare satellites in storage, we own spare parts for our gateways. We have in storage 28 complete and 3 partial antennas and 8 complete and 3 partial gateways. We selectively replace parts as necessary, and anticipate that this supply will sufficiently serve all of our gateway needs throughout the expected life of our existing satellite constellation.

          Due to the nature of our satellite constellation, we do not carry in-orbit insurance on our current satellite constellation. We plan on insuring the launch of each of our eight spare satellites. Prior to launching these satellites, we will evaluate all the launch insurance options available to us. We do not plan on insuring the spare satellites once they are safely in orbit. See "Risk Factors—Risks Relating to Our Business—We may not be able to launch our satellites successfully. Loss of a satellite during launch could delay or impair our ability to offer our services or reduce our revenues, and launch insurance, even if it is available, will not cover fully this risk" for an additional discussion of insurance related considerations.

          We are currently designing the architecture of our second-generation of satellites. We are considering several alternative structures, including both low earth orbit and geostationary configurations.

Satellite Constellation Operations

          Old Globalstar started commercial service in 2000 with a 48-satellite constellation, four in-orbit spare satellites and eight spare satellites in storage. In response to satellite failures and anomalies, we reconfigured the satellite constellation in mid-2003 from a 48-satellite constellation to a 40-satellite constellation with in-orbit spares. We have maintained the eight orbital planes but now have five service satellites per plane. This constellation transition was achieved with no impact to the service coverage area and with only a modest reduction in the deliverable call capacity of the constellation. Due to continued satellite diversity within the constellation (more than one satellite in view), call quality and call success rates, and thus the customer's experience, were largely unaffected.

          We monitor the health of our satellites for quick identification of "out-of-family" conditions. Our control phones located at selected gateways, which are placed in clear line of sight to the sky, make three-minute calls every 10 minutes and are used to recognize and pinpoint problems quickly if they occur on the system. These phones have a call success rate of over 98%. We recently hired an independent third party consultant to conduct a survey on the health of our satellites. The report confirmed that the constellation should provide a commercially acceptable quality of service into 2010, assuming the spares are launched during 2007 and that no major new anomalies are detected and those anomalies currently known are controlled satisfactorily.

          From time to time, individual satellites in our constellation experience operating problems that may result in a temporary satellite outage, but due to satellite diversity within the constellation, the individual satellite outages typically do not negatively affect our customers' use of our system.

          Old Globalstar experienced its first satellite failure in March 2001. Eight other satellites have failed subsequently. Eight of these nine failures have been attributed to a common anomaly in the satellite communication subsystem S-band antenna. We have subsequently learned how to control and mitigate this type of anomaly. The other satellite loss was attributed to a unique and typically non-fatal anomaly where successful recovery was precluded by degraded performance of the satellite command receiver subassembly.

          We have categorized three types of anomalies among the satellites in our constellation that, if they materialize throughout the satellite constellation, have the potential for a significant operational impact. These include an electrical short, frequently temporary, in the communications S-band antenna that provides the forward link between the satellite and the user; degraded performance and potentially an eventual failure of the command receivers used for satellite command and control; and degraded performance over time of the solid-state power amplifiers of the S-band communications antenna.

          Although we have implemented procedures for minimizing the impact of these individual satellite events to the overall performance of our satellite constellation, we also are taking steps to improve our in-orbit sparing to extend the life of the constellation. In addition to increasing in-orbit sparing through the reconfiguration of the constellation in 2003, we will further replenish our constellation by launching our eight spare satellites during 2007. We have executed contracts for post-storage testing of the satellites, re-procurement of new cells for the flight batteries and launch services. We plan to construct and launch a replacement satellite constellation prior to the end of the useful life of this constellation, although no procurement commitment has been made at this time.

Ancillary Terrestrial Component (ATC)

Background

          In February 2003, the FCC adopted rules that permit satellite service providers to establish ATC networks. ATC authorization enables the integration of a satellite-based service with terrestrial wireless services, resulting in a hybrid mobile satellite services/ATC network designed to provide advanced services and broad coverage throughout the United States. The ATC network would extend our services to urban areas and inside buildings where satellite services currently are impractical. We believe we are at the forefront of ATC development and are actively working to be among the first market entrants. For a description of the FCC's ATC rules and our authorization to provide ATC services, see "Regulation—United States FCC Regulation—ATC."

          The equipment used for ATC is very much like the equipment used in cellular and PCS networks. In demonstrations in New York and Washington D.C. in July 2002, we used a picocell device to permit our satellite phones, operating at our frequencies, to be used both indoors (where satellite service is unavailable) through the modified PICO cell and outdoors through our satellites and ground stations. This demonstrated our ability to make and receive ATC calls using our mobile satellite services spectrum under the authority of an FCC experimental license.

          ATC frequencies are designated in previously satellite-only bands at 1.5 GHz, 1.6 GHz, 2 GHz and 2.5 GHz. On January 20, 2006, we were granted authorization by the FCC to operate an ATC network initially over 11 MHz of our spectrum. This spectrum is divided into 5.5 MHz in the L-band and 5.5 MHz in the S-band. We have filed for ATC authorization for the balance of our spectrum. Outside the U.S., other countries are actively considering implementing regulations to facilitate ATC services. We are committed to pursuing ATC licenses in those jurisdictions as regulations are implemented and new revenue opportunities are presented.

          In keeping with the FCC's decision, ATC must be complementary or ancillary to mobile satellite services in an "integrated service offering," which can be achieved by using "dual-mode" handsets capable of transmitting and receiving mobile satellite services and ATC signals. Further, user subscriptions that include ATC services must also include mobile satellite subscription services. Because of these requirements, the number of potential early stage competitors in providing ATC services is limited, as only mobile satellite services operators who are offering commercial services can provide ATC services. At the time we commence ATC operations, we must meet all of the FCC's authorization requirements, including an in-orbit spare requirement.

ATC Opportunities

          We believe we are uniquely positioned to benefit from the development of our ATC license given our existing in-orbit satellite fleet and ground stations. Unlike several of our competitors, our existing constellation and ground stations are technically capable of accommodating ATC operations. Even with high-bit rate applications, we believe that our network and spectrum are sufficient to meet the demanding requirements of the current and next generation of wireless services.

          We could offer the following terrestrial services, among others, with ATC:

  •
  Mobile voice

  •
  Mobile broadband data

  •
  Fixed broadband data

  •
  Voice over internet protocol, or VOIP

  •
  Multi-casting and broadcasting services for music and video

          We are considering a range of options for rollout of our ATC services. We are exploring selective opportunities with a variety of media and communications companies to capture the full potential of our spectrum and ATC license.

          Northern Sky Research has predicted that the ATC market will account for 29% of all in-service mobile satellite units and 16% of industry retail revenues by the end of 2010.

Competition

          The global communications industry is highly competitive. We currently face substantial competition from other service providers that offer a range of mobile and fixed communications options. Our most direct competition comes from other global mobile satellite services providers. Our two largest global competitors are Inmarsat and Iridium. We compete primarily on the basis of coverage, quality, portability and pricing of services and products.

          Inmarsat has been a provider of global communications services since 1982. Inmarsat owns and operates a fleet of geostationary satellites. Due to its geostationary system, Inmarsat's coverage area extends and covers most bodies of water more completely than we do. Accordingly, Inmarsat is the leading provider of satellite communications services to the maritime sector. Inmarsat also offers global land-based and aeronautical communications services. Inmarsat generally does not sell directly to customers. Rather, it markets its products and services principally through a variety of distributors, including Stratos Global Corporation, Telenor Satellite Services, the France Telecom Group, KDDI Corporation and The SingTel Group, who, in most cases, sell to additional downstream entities who sell to the ultimate customer. We compete with Inmarsat in several key areas, particularly in our maritime markets. We believe that the size and functionality of our mobile handsets and data devices are superior to Inmarsat's fixed units, which tend to be significantly bulkier and more cumbersome to operate. In addition, our products generally are substantially less expensive than those of Inmarsat.

          Iridium owns and operates a fleet of low earth orbit satellites that is similar to our network of satellites. Iridium entered into bankruptcy protection in March 2000 and was out of service from March 2000 to January 2001. Since Iridium emerged from bankruptcy in 2001, we have faced increased competition from Iridium in some of our target markets. Iridium provides data and voice services at rates of up to 2.4 Kbps, which is approximately 25% of our uncompressed speed.

          We compete with regional mobile satellite communications services in several markets. In these cases, the majority of our competitors' customers require regional, not global, mobile voice and data services, so our competitors present a viable alternative to our services. All of these competitors operate geostationary satellites. Our regional mobile satellite services competitors currently include Thuraya, principally in the Middle East and Africa; Asian Cellular Satellites in Asia; Mobile Satellite Ventures and Mobile Satellite Ventures Canada in the Americas; and Optus MobileSat in Australia.

          In some of our vertical markets, such as rural telephony, we compete directly or indirectly with very small aperature terminal operators that offer communications services through private networks using very small aperature terminals or hybrid systems to target business users. Very small aperture terminal operators have become increasingly competitive due to technological advances that have resulted in smaller, more flexible and cheaper terminals.

          We compete indirectly with terrestrial wireline (landline) and wireless communications networks. We provide service in areas that are inadequately covered by these ground systems. To the extent that terrestrial communications companies invest in underdeveloped areas, we will face increased competition in those areas. We believe that local telephone companies currently are reluctant to invest in new switches and landlines to expand their networks in rural and remote areas due to high costs and to decreasing demand and line loss associated with wireless telephony. Many of the underdeveloped areas are sparsely populated so it would be difficult to generate the necessary returns on the capital expenditures required to build terrestrial wireless networks in such areas. We believe that our solutions offer a cost-effective and reliable alternative to ground-based wireline and wireless systems and that continued growth and utilization will allow us to further lower costs to consumers.

          Our industry has significant barriers to entry, including the cost and difficulty associated with obtaining spectrum licenses and successfully building and launching a satellite network. In addition to cost, there is a significant amount of lead-time associated with obtaining the required licenses, building the satellite constellation and synchronizing the network technology. We will continue to face competition from Inmarsat and Iridium and other businesses that have developed global mobile satellite communications services in particular regions. We will also face competition from incipient ATC service providers who are currently designing a core satellite operating business and a terrestrial component around their spectrum holdings.

Employees

          As of March 31, 2006, we had 318 full-time employees and five part-time employees, none of whom is subject to any collective bargaining agreement. We consider our employee relations to be good.

Properties

          Our principal headquarters are located in Milpitas, California, where we currently lease 42,000 square feet of office space. We also own or lease the facilities described in the following table:

Location	Country	Sq Feet	Facility Use	Owned/Leased
El Dorado Hills, California	USA	11,000	Back-Up Control Center	Leased
Mississauga, Ontario	Canada	13,627	Canada Office	Leased
Milpitas, California	USA	42,000	Corporate Office	Leased
Dublin	Ireland	1,700	Europe Office	Leased
Landover, Maryland	USA	1,810	Sales Office	Leased
Bogotá	Colombia	500	Sales Office	Leased
Caracas	Venezuela	2,200	Venezuela Office	Leased
Panama City	Panama	1,141	GAT Office	Leased
Guatemala City	Guatemala	699	Sales Office	Leased
Tegucigalpa	Honduras	377	Sales Office	Leased
Managua	Nicaragua	452	Sales Office	Leased
Clifton, Texas	USA	10,000	Gateway	Owned
Sebring, Florida	USA	9,000	Gateway	Leased
Barrio of Las Palmas, Cabo Rojo	Puerto Rico	6,000	Gateway	Owned
Aussaguel	France	4,600	Gateway	Leased
Los Velasquex, Edo Miranda	Venezuela	9,700	Gateway	Owned
Wasilla, Alaska	USA	5,000	Gateway	Owned
Smith Falls, Ontario	Canada	6,500	Gateway	Owned
High River, Alberta	Canada	6,500	Gateway	Owned
Managua	Nicaragua	10,857	Gateway	Owned

Intellectual Property

          At March 31, 2006, we held 78 U.S. patents with eight additional U.S. patents pending and 16 foreign patents with 13 additional foreign patents pending. These patents cover many aspects of our satellite system, our global network and our user terminals. In recent years, we have reduced our foreign filings and allowed some previously-granted foreign patents to lapse based on (a) the significance of the patent, (b) our assessment of the likelihood that someone would infringe in the foreign country, and (c) the probability that we could or would enforce the patent in light of the expense of filing and maintaining the foreign patent which, in some countries, is quite substantial. We continue to maintain all of our important patents in the United States, Canada and Europe.

Legal Proceedings

          From time to time, we are involved in various litigation matters involving ordinary and routine claims incidental to our business. Management currently believes that the outcome of these proceedings, either individually or in the aggregate, will not have a material adverse effect on our business, results of operations or financial conditions. We are involved in certain litigation matters as discussed below.

          On May 26, 2005, Loral/QUALCOMM Satellite Services, L.P., et al. ("Loral"), filed a motion for an order in its Delaware bankruptcy case under Rule 2004 seeking to compel us and certain affiliates and individuals to produce documents and appear for oral examination regarding our management of Government Services, LLC ("GSLLC"), our subsidiary formed to engage in certain sales to the U.S. government in which Loral holds a 25% minority interest. We responded and instituted a proceeding in the same court for declaratory judgment as to the parties' rights under a settlement agreement approved by that court on April 14, 2003. Loral's motion was denied. Loral filed a counterclaim in the declaratory judgment proceeding alleging a breach of the settlement agreement and of fiduciary duty by the managers of GSLLC. Loral and we have exchanged documents requested in discovery. We believe that Loral's allegations are without merit; however, if Loral prevails in the declaratory judgment proceeding, we could be ordered to pay Loral an unspecified amount of compensation and/or damages. We have notified our insurance carrier of the case, and the insurance carrier has reserved all rights. The parties have been meeting to attempt to settle this matter, but we cannot predict the outcome of these discussions or the pending litigation.

          On January 13, 2006, Elsacom N.V., an independent gateway operator serving portions of Central and Eastern Europe and North Africa from its gateway in Italy, served us with a notice of arbitration pursuant to a dispute resolution provision in its Satellite Services Agreement. The dispute stems from our decision in fall 2005 to realign coverage of the two gateways serving Western and Central Europe in order to improve the signal quality in certain fringe areas. Elsacom has not specified the amount of damages that it is seeking. Elsacom asserts that the realignment diminishes its rights under its Satellite Services Agreement. We disagree and intend to defend our decision vigorously. The arbitration is scheduled to be held in October 2006.

COMPANY HISTORY

          We may be viewed as the successor to Old Globalstar, which was a Delaware limited partnership formed on November 19, 1993 by Loral and QUALCOMM. Eight other general or limited partners were admitted to the partnership in 1995.

          On February 15, 2002 (the "Petition Date"), Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Old Globalstar and its debtor subsidiaries remained in possession of their assets and properties and continued to operate their businesses as debtors-in-possession.

          On November 17, 2003, Old Globalstar, Thermo and the Official Committee of Unsecured Creditors of Globalstar, L.P. (the "Creditors' Committee") executed a term sheet regarding the acquisition of the Globalstar business by Thermo. On December 2, 2003, the Bankruptcy Court entered an order authorizing the transaction contemplated by the term sheet. On December 5, 2003, Old Globalstar, the Creditors' Committee and Thermo entered into an asset contribution agreement pursuant to which Old Globalstar agreed to transfer its assets to us and Thermo agreed to contribute and loan funds to us, each in exchange for our membership units.

          In connection with the negotiation of the asset contribution agreement, Old Globalstar and the Creditors' Committee required that we agree to the inclusion of provisions in our limited liability agreement providing for the right of the former creditors of Old Globalstar who became members of our company to elect two of our directors, the rights offering described below, pre-emptive and piggyback rights for the minority owners, restrictions on transactions with Thermo or other extraordinary transactions, our obligation to register our common stock under the Securities Exchange Act of 1934 (the "Exchange Act") by October 13, 2006, and other protections for the former creditors of Old Globalstar when they became our minority owners. Other than with respect to the rights offering and other provisions which had expired or been fulfilled, we were required to include these provisions in our certificate of incorporation when we became a Delaware corporation in March 2006.

          Old Globalstar submitted its Disclosure Statement and Fourth Amended Joint Plan to the Bankruptcy Court on May 3, 2004. The Bankruptcy Court confirmed the Plan on June 17, 2004, and the Plan became effective on June 29, 2004 (the "Effective Date"). On the Effective Date, Thermo became our majority equity owner and, pursuant to the Plan, all partnership interests in Old Globalstar were cancelled without consideration, Old Globalstar's then 18.75% membership interest in us was distributed to its unsecured creditors and Old Globalstar was dissolved. Globalstar Capital Corporation, a former subsidiary of Old Globalstar, remains as a debtor entity responsible for the resolution of claims against Old Globalstar and the wind up of Old Globalstar. We do not have any continuing financial commitment related to the wind up.

          Under the Plan and the asset contribution agreement, the holders of allowed claims were provided the right to purchase additional membership units in us in a rights offering, which was completed on October 12, 2004. The rights offering was divided into two series. The Series A rights allowed holders in the aggregate to purchase 15.12% of our membership units for $8.0 million. The Series B rights allowed holders in the aggregate to purchase 2.50% of our membership units for $4.0 million. The Series A rights were fully subscribed resulting in the issuance of 1,512,000 of our membership units to unsecured creditors of Old Globalstar at a price of $8.0 million. The Series B rights were partially subscribed resulting in the issuance of an additional 46,782 membership units at a price of $749,000. We then redeemed at the same price an equal number of membership units owned by Thermo.

          In April 2004, we agreed to purchase mobile phones from QUALCOMM. Effective October 2004, we and QUALCOMM agreed to restate the terms of this transaction. Under the restated agreement, QUALCOMM provided the mobile phones and various accessories to us in exchange for $1,875,000 and 309,278 membership units with a fair value of approximately $5.3 million.

          During the course of its financial restructuring, Old Globalstar developed a business plan predicated on the infusion of capital and the consolidation of certain independent gateway operators. Since 2002, we have consolidated five independent gateway operators, which we believe has brought additional efficiencies to the operation of the Globalstar System and has improved our service and product offerings in North America, Europe, Central America and northern South America. In December 2001, we acquired a 50.1% ownership interest in the Canadian independent gateway operator operations from Vodafone Americas, Inc., which had a joint venture with Loral to be the exclusive Globalstar service provider in Canada. We subsequently acquired the remaining 49.9% ownership interest in the Canadian independent gateway operator from Loral in July 2003 as part of a settlement. In 2002, we consolidated Globalstar USA and Globalstar Caribbean Ltd. (then owned by Vodafone), and acquired a gateway and related assets in France from TE.SA.M., a joint venture of France Telecom, an independent gateway operator serving Western Europe. Most recently, we consolidated our Venezuelan and Central American gateway operations. The acquisition of the Venezuelan gateway from local owners who had acquired it from TE.SA.M. was completed in February 2005, and in January 2006, we acquired all of the stock of various entities which own and operate the independent gateway operator serving Central America. In furtherance of this consolidation strategy, we also have restructured our business relationships with other independent gateway operators and continue to explore additional independent gateway operator acquisitions.

          On January 1, 2006, we elected to be taxed as a C corporation. Effective March 17, 2006, we converted from a Delaware limited liability company into a Delaware corporation. In the conversion, all membership units held by Thermo became shares of Series C common stock, all membership units held by QUALCOMM became shares of Series B common stock and all other membership units became shares of Series A common stock.

          On August    , 2006, our stockholders approved our amended and restated certificate of incorporation and amended and restated bylaws. These amended and restated governance documents, which will become effective on the effective date of the registration statement of which this prospectus is a part, will convert each share of our common stock of each series into one share of a single series of common stock, effect a            -for-one split of our common stock, divide our board of directors into three classes with staggered terms and effect other changes in our corporate governance. See "Description of Capital Stock—Amendment and Restatement of Certificate of Incorporation and Bylaws" and "—Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and of Delaware General Corporation Law."

REGULATION

United States FCC Regulation

  Mobile Satellite Services Spectrum and Satellite Constellation.

          Our satellite constellation and four U.S. gateways are licensed by the FCC. Our system is sometimes called a "Big LEO" (for "low earth orbit") system.

          We hold regulatory authorization for two pairs of frequencies on our current system: user links (from the user to the satellites, and vice versa) in the 1610 - 1621.35 and 2483.5 - 2500 MHz bands and feeder links (from the gateways to the satellites, and vice versa) in the 5091 - 5250 and 6875 - 7055 MHz bands. The FCC authorizes the operation of our satellite constellation and gateways and mobile phones in the United States. Gateways outside the United States are licensed by the respective national authorities.

          Our subsidiary, Globalstar USA, LLC ("GUSA") is authorized by the FCC to distribute mobile and fixed subscriber terminals and to operate gateways in the United States. GUSA holds a license for a gateway in Texas and has applications pending for gateways in Florida and Alaska. In July 2005, the FCC granted GUSA special temporary authority to operate the Florida gateway for 60 days; the FCC repeatedly has renewed this authority for additional 60-day terms. In May 2006, GUSA obtained similar temporary authority to operate the Alaska gateway. We anticipate that the FCC will continue to renew these special temporary authority approvals for the Florida and Alaska gateways until it acts on GUSA's pending applications for permanent authority. Another subsidiary, Globalstar Caribbean Ltd. ("GCL"), a Cayman Islands company, holds an FCC license to operate a gateway in Puerto Rico. GCL is also subject to regulation by the Puerto Rican regulatory agency.

  ATC.

          In January 2006, the FCC granted our application to add an ATC service to our existing mobile satellite services. ATC authorization enables the integration of a satellite-based service with terrestrial wireless services, resulting in a hybrid mobile satellite services/ATC network designed to provide advanced services and ubiquitous coverage throughout the United States. The FCC regulates mobile satellite services operators' ability to provide ATC-related services, and our authorization is predicated on compliance with and achievement of various "gating criteria" adopted by the FCC in February 2003 and summarized below.

  •
  The mobile satellite services operator must demonstrate that its satellites are capable of providing substantial satellite service to all 50 states, Puerto Rico and the U.S. Virgin Islands and that its network can offer commercial mobile satellite services service to subscribers throughout that area. A mobile satellite services operator can provide ATC services only within its satellite footprint and within its assigned spectrum.

  •
  Mobile satellite services and ATC services must be fully integrated either by supplying subscribers with dual-mode mobile satellite services/ATC handsets or otherwise showing that the ATC service is substantially integrated with the mobile satellite services service.

  •
  Companies such as us that operate low earth orbit constellations must maintain an in-orbit spare satellite at the time that they initiate ATC service.

  •
  The mobile satellite services operator may not offer ATC-only subscriptions.

          In March 2005, we filed an application to implement this authority and to provide ATC services. On January 20, 2006, the FCC authorized us to provide ATC services using 11 MHz of our spectrum, 5.5 MHz in our L-band and 5.5 MHz in our S-band. In June 2006 we petitioned the FCC to authorize us to use all of our remaining spectrum for ATC services. Based upon the February 2003 FCC order adopting the ATC rules, we anticipate that the FCC will authorize us to use more of our spectrum for ATC service.

  2GHz Spectrum.

          On July 17, 2001, the FCC granted us and seven other applicants authorizations to construct, launch and operate mobile satellite services systems in the 2 GHz mobile satellite services band, subject to strict milestone requirements. In the case of foreign-licensed applicants, the FCC "reserved" spectrum but required the foreign applicants to meet the same milestones as the domestic applicants. The FCC originally allocated 70 MHz (two 35 MHz paired blocks) of spectrum for this mobile satellite service but later reduced the allocation to 40 MHz (two 20 MHz paired blocks), reallocating 30 MHz to terrestrial wireless services. Each applicant received a base allocation of 3.5 MHz of paired spectrum with the opportunity to gain additional spectrum upon launch of its system. Systems were required to be constructed in compliance with certain milestones, the first of which was executing a non-contingent contract by July 17, 2002 for the construction of a system. We believe that we met this first milestone by entering into a non-contingent contract with Space Systems/Loral on July 16, 2002. Although we had not yet reached subsequent milestone dates, we requested the FCC to grant certain waivers of later milestones. On January 30, 2003, the FCC's International Bureau denied our waivers and declared our 2 GHz license to be null and void. In June 2004, the FCC declined to reverse that decision, and we requested reconsideration, which request remains pending. Subsequently, all but two of the other licensees (TMI/TerreStar, a Canadian company licensed by Industry Canada, and ICO Global Communications, a company licensed in the U.K.) either surrendered their licenses or had them canceled. In June 2005, the FCC requested public comment on whether it should divide the remaining 40 MHz of mobile satellite services spectrum between the two remaining foreign licensees, reallocate some of the spectrum to other uses or accept new applications. We argued that the FCC should retain all of the spectrum for mobile satellite services, reinstate our canceled 2 GHz license, and grant each of us, TMI/TerreStar and ICO Global Communications one-third of the 40 MHz.

          On December 9, 2005, the FCC decided to retain a 40 MHz allocation for mobile satellite services but to assign it all to TMI/TerreStar and ICO Global Communication, both of which are non-U.S. corporations, although the reservation was made expressly subject to the outcome of our request for reconsideration of the invalidation of our 2 GHz license. We believe that this action by the FCC reserving all of the spectrum for two companies is inconsistent with the facts and law and have petitioned the FCC to reconsider its decision. If the FCC adheres to this decision, we expect to pursue our available legal remedies, including appealing the FCC's decision to the U.S. Court of Appeals. Any appeal is not likely to be decided before 2007.

  Spectrum Sharing.

          In July 2004, the FCC issued a decision requiring us and Iridium to share the 1618.25 - 1621.35 MHz portion of our 1610 - 1621.35 MHz band. We share this portion of the band with Iridium on a "co-primary" basis for uplink usage, but we retain priority and are "primary" with respect to the downlink usage in this band. Previously, Iridium had exclusive access to 1621.35 - 1626.5 MHz, and, except for the requirement to protect certain radio astronomy operations, we had exclusive access to 1610 - 1621.35 MHz. We have requested reconsideration of certain portions of this decision, including the specific frequencies that must be shared with Iridium and the technical requirements that will govern the sharing. The FCC has not yet acted on our request. Iridium has sought to extend the sharing over an additional 2.25 MHz of our spectrum, which we have vigorously opposed. We do not expect the FCC to grant Iridium's request for more shared spectrum, in part because Iridium is not using the portion of our spectrum in which it already has sharing rights.

          Also in the July 2004 decision, the FCC stated it expects us and Iridium to reach a mutually acceptable coordination agreement. In the same decision, the FCC required us to share the 2496 - 2500 MHz portion of our downlink spectrum with certain Broadband Radio Service fixed wireless licensees and with about 100 "grandfathered" Broadcast Auxiliary Service licensees. We expect the latter to be relocated out of the band by about 2009. Although we requested reconsideration of certain of the rules that will govern our sharing with these Broadband Radio Service and Broadcast Auxiliary Service licensees, the FCC affirmed this portion of its decision in an order issued in April 2006.

International Coordination

          Our system operates in frequencies which were allocated on an international basis for mobile satellite services user links and mobile satellite services feeder links. We are required to engage in international coordination procedures with other proposed mobile satellite services systems under the aegis of the International Telecommunications Union. We believe that we have met all of our obligations to coordinate our system.

National Regulation of Service Providers

          In order to operate gateways, the independent gateway operators and our affiliates in each country are required to obtain a license from that country's telecommunications regulatory authority. In addition, the gateway operator must enter into appropriate interconnection and financial settlement agreements with local and interexchange telecommunications providers. All 25 gateways operated by us and the independent gateway operators are licensed. An independent gateway operator in South Africa, Vodacom, was unable to secure a license to activate and operate the gateway in that country and turned the gateway over to Telkom, the South African telephone company, in settlement of debts. We have initiated efforts to reestablish the business in South Africa through our own subsidiary and to obtain an operating license.

          Our subscriber equipment generally must be type certified in countries in which it is sold or leased. The manufacturers of the equipment and our affiliates or the independent gateway operators are jointly responsible for securing type certification. Thus far, our equipment has received type certification in each country in which that certification was required.

United States International Traffic in Arms Regulations

          The United States International Traffic in Arms regulations under the United States Arms Export Control Act authorize the President of the United States to control the export and import of articles and services that can be used in the production of arms. The President has delegated this authority to the U.S. Department of State, Directorate of Defense Trade Controls. Among other things, these regulations limit the ability to export certain articles and related technical data to certain nations. Some information involved in the performance of our operations falls within the scope of these regulations. As a result, we may have to obtain an export authorization or restrict access to that information by international companies that are our vendors or service providers. We have received and expect to continue to receive export licenses for our telemetry and control equipment located outside the United States and for providing technical data to potential launch contractors and developers of our next generation of satellites.

Environmental Matters

          We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up generators. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations.

MANAGEMENT

          Set forth below is certain information concerning our directors, executive officers and nominees for director.

Name	Age*	Position(s)
James Monroe III	51	Chairman of the Board, Chief Executive Officer
Peter J. Dalton	62	Director
James F. Lynch	48	Director
Richard S. Roberts	60	Director and Secretary
Anthony J. Navarra	58	President, Global Operations
Fuad Ahmad	36	Vice President and Chief Financial Officer
Megan L. Fitzgerald	46	Senior Vice President, Strategic Initiatives and Space Operations
Dennis C. Allen	55	Senior Vice President of Sales and Marketing
Steven F. Bell	42	Senior Vice President of International Sales, Marketing and Customer Care
Robert D. Miller	42	Senior Vice President of Engineering and Ground Operations
William F. Adler	60	Vice President—Legal and Regulatory Affairs
Paul A. Monte	47	Vice President—Engineering and Product Development

*
As of March 31, 2006.

          James Monroe III has served as a director since December 2003 and as Chairman of the Board of Directors since the Reorganization in April 2004. He was elected Chief Executive Officer in January 2005. Since 1984, Mr. Monroe has been the majority owner of a diverse group of privately owned businesses that operate in the fields of telecommunications, real estate, power generation, industrial equipment distribution, financial services and leasing services and that are sometimes referred to collectively in this prospectus as "Thermo." Thermo controls directly or indirectly Globalstar Holdings LLC, Globalstar Satellite, L.P., and Thermo Funding Company LLC.

          Peter J. Dalton has been a director of the company since January 2004. He has served as chief executive officer of Dalton Partners, Inc., a turnaround management firm, since January 1989. As chief executive officer of Dalton Partners, Inc., Mr. Dalton also has served as chief executive officer and a director of a number of its clients. From November 2001 to September 2004, Mr. Dalton served as chief executive officer of Clickhome Reality, Inc., a discount real estate and mortgage company. Mr. Dalton served as a director and chief financial officer of Wood Associates, a distributor of promotional items from May 2000 to October 2001.

          James F. Lynch has served as a director since December 2003. He has been Managing Director of Thermo Capital Partners, L.L.C. since October 2001. Mr. Lynch has also served as Chairman of Xspedius Communications LLC, a competitive local telephone exchange carrier which is a Thermo affiliate, since January 2005 and served as Chief Executive Officer of Xspedius from August 2005 to March 2006. Prior to joining Thermo Capital Partners, Mr. Lynch was a Managing Director of Bear Stearns & Co., an investment banking and brokerage firm. Mr. Lynch is also a limited partner of Globalstar Satellite, L.P.

          Richard S. Roberts has served as a Vice President and General Counsel of Thermo Development Inc. since June 2002. Prior to that he was a partner of Taft, Stettinius & Hollister LLP, a law firm located in Cincinnati, Ohio, for over 20 years. He has also served as Secretary of the company since the Reorganization in April 2004. Mr. Roberts is also a limited partner of Globalstar Satellite, L.P.

          Anthony J. Navarra was a director from December 2003 until September 2004. He served as President of Old Globalstar and the company from September 1999 to December 2004 and has served as President, Global Operations of the company since January 2005. He has been a director of Iloop Mobile, Inc., a mobile application software company, since September 2005.

          Fuad Ahmad has served as Vice President and Chief Financial Officer of the company since June 2005. From June 1999 to May 2005, he served as Finance Director of Old Globalstar and the company, where he was involved in the initial fundraising activities related to building and launching the Globalstar system. He joined the company in June 1996 as Finance Manager. Prior to that time, he was employed by Transworld Telecommunications, Inc., a private equity financed firm engaged in acquiring telecommunications companies in the United States.

          Megan L. Fitzgerald has served as Senior Vice President, Strategic Initiatives and Space Operations of the company since April 2004. From February 2002 to April 2004, Ms. Fitzgerald served as acting Senior Vice President, Operations and Engineering of Old Globalstar. Ms. Fitzgerald served as Senior Vice President, Operations of Old Globalstar from November 2000 to February 2002, as Senior Vice President, Space Operations of Old Globalstar from May 1999 to November 2000 and in various other capacities since June 1994.

          Dennis C. Allen has served as Senior Vice President of Sales and Marketing since June 2004 when he joined the company from Xspedius Communications LLC, where he served as Executive Vice President of Sales from January 2003 to May 2004. Prior to joining Xspedius Communications, Mr. Allen served as Executive Vice President of Sales of a predecessor competitive local exchange company from January 2002 to December 2002. From May 1998 to December 2001, Mr. Allen served as Executive Vice President of Network Telephones, a competitive local telephone exchange providing voice and data products to small and medium sized businesses.

          Steven F. Bell has served as Senior Vice President of International Sales, Marketing and Customer Care of the company since April 2004 and as General Manager of Globalstar Canada, a subsidiary of our company, since July 2003. From June 1999 to July 2003, Mr. Bell served as Director of Sales and Marketing of Globalstar Canada.

          Robert D. Miller has served as Senior Vice President of Engineering and Ground Operations of the company since April 2004. Mr. Miller joined the company from Unibill, Inc., a full service billing vendor for the telecommunications industry, where he served as Senior Vice President and Chief Technology Officer from May 2003 to April 2004. From September 2002 to May 2003, Mr. Miller served as Vice President of Integration & Quality Assurance of Xspedius Communications LLC. Mr. Miller served as Chief Technology Officer of Xspedius, LLC, a predecessor to Xspedius Communications, from September 2001 to September 2002, and as its Vice President of Advanced Services from August 1998 to September 2001.

          William F. Adler has served as Vice President—Legal and Regulatory Affairs of the company since April 2004 when he joined the company from Old Globalstar, where he served as Vice President—Legal & Regulatory Affairs from January 1996 to April 2004. Prior to joining Old Globalstar in 1996, Mr. Adler was a partner in a communications law firm located in Washington, D.C. and served in executive capacities at Pacific Telesis Group and the FCC.

          Paul A. Monte has served as Vice President—Engineering and Product Development since September 2005. From 1997 to September 2005, he served the company and Old Globalstar as Director of Systems Engineering.

          Mr. Navarra, Ms. Fitzgerald and Mr. Adler served as officers or directors of Old Globalstar and certain of its subsidiaries, both prior to and during their bankruptcy proceedings, and Mr. Navarra and Mr. Adler continue to serve as directors or executive officers of a subsidiary of Old Globalstar.

          Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board of Directors

          Our amended and restated bylaws, which will become effective upon the effective date of the registration statement of which this prospectus is a part, provide for a board of directors of seven persons. Our board of directors currently consists of four members, and we intend to elect three new directors to the board following the completion of this offering to fill these vacancies.

          Under the amended and restated bylaws, our board of directors will be divided into three classes, with staggered three-year terms. The initial terms of the directors of each class will expire at the annual meetings of stockholders to be held in 2007 (Class A), 2008 (Class B) and 2009 (Class C). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The directors will be classified as follows:

          Class A—Messrs.                         and                         ;

          Class B—Messrs. Roberts and                        ; and

          Class C—Messrs. Dalton, Monroe and Lynch.

          Upon completion of this offering, Thermo and its affiliates will hold shares representing approximately            % of the voting power of the company. See "Principal Stockholders." As a result, we will be a "controlled company" for purposes of the                        corporate governance listing requirements and will not be required to have a majority of independent directors on the board or to comply with the requirements for compensation and nominating/governance committees. We will, however, be subject to all other                        corporate governance rules, including those applicable to audit committees.

          Our board of directors has determined that Mr. Dalton is an independent director as defined in Rule 10A-3 under the Exchange Act and in the                         listing requirements. Mr. Dalton has no relationships with our company other than in his capacity as a director.

          We expect to pay certain of our independent directors a fee for each board and committee meeting attended. We have not yet determined these amounts. We may pay disparate fees for chairing or serving on certain committees and may grant awards to our independent directors under our 2006 Equity Incentive Plan. Mr. Dalton currently receives $2,500 per board meeting and has an option to purchase 20,000 shares of our common stock at a price of $16.00 per share.

Committees of the Board of Directors

          Our board of directors has an audit committee, a nominating and governance committee and a compensation committee. The board has adopted a written charter for each of these committees that will be available on our website after the completion of this offering.

Audit Committee

          Upon completion of this offering, our audit committee will be comprised of Messrs.            ,             and Dalton. The board has determined that Messrs. Dalton and            are independent directors. We are required by Rule 10A-3 under the Exchange Act and by the            listing rules to have an audit committee composed entirely of at least three independent directors within one year of this offering. Following the offering, Mr. Dalton will be designated as the audit committee financial expert, as defined by Item 401(h) of Regulation S-K of the Exchange Act. The principal duties of the audit committee will be to:

  •
  appoint and replace our independent auditors;

  •
  approve all fees and all audit and non-audit services of our independent auditors;

  •
  annually review the independence of our independent auditors;

  •
  assess annual audit results;

  •
  periodically reassess the effectiveness of our independent auditors;

  •
  review our financial and accounting policies and our annual and quarterly financial statements;

  •
  review the adequacy and effectiveness of our internal accounting controls and the internal audit function;

  •
  oversee our programs for compliance with laws, regulations and our policies;

  •
  consider any requests for waivers from our code of conduct for our executive officers and directors (any such waivers being subject to board approval); and

  •
  in connection with the foregoing, meet with our independent auditors, internal auditors and financial management.

Nominating and Governance Committee

          Our nominating and governance committee after this offering will be comprised of Messrs. Monroe,             and            . The principal duties of the nominating and governance committee will be to:

  •
  recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

  •
  make recommendations to the board of directors regarding corporate governance matters and practices.

Compensation Committee

          Our compensation committee will be comprised of Messrs. Monroe,             and            after this offering. The principal duties of the compensation committee will be to:

  •
  administer our incentive compensation plans, including our 2006 Equity Incentive Plan described below, and in this capacity, make all grants or awards to our directors and employees under these plans;

  •
  make recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers; and

  •
  review key employee compensation policies, plans and programs.

Executive Compensation

          We intend to establish compensation plans for our executive officers that will link compensation with the performance of our company and to review periodically our compensation programs to ensure that they are competitive. The following table summarizes, for 2005, the annual compensation of our Chief Executive Officer and our five other most highly compensated executive officers (collectively, the "named executive officers") for services to our company and its subsidiaries in all capacities.

Summary Compensation Table

				Long-term Compensation
	Annual Compensation
					Securities Underlying Options/ SARs
Name and Principal Position	Salary	Bonus	Other Annual Compensation(1)	Restricted Stock Awards		LTIP Payouts	All Other Compensation
James Monroe III, Chief Executive Officer(2)	—	—	—	—	—	—	—
Anthony J. Navarra, President, Global Operations	$337,440	$12,500	—	—	—	—	$6,538	(3)
Megan C. Fitzgerald, Senior Vice President, Strategic Initiatives and Space Operations	$208,850	$50,000	—	—	—	—	$2,089	(4)
Steven F. Bell, Senior Vice President of International Sales, Marketing and Customer Care	$194,865	$37,500	—	—	—	—	$12,000	(5)
Dennis C. Allen, Senior Vice President, Sales and Marketing	$200,000	$25,000	—	—	—	—	—
Robert D. Miller, Senior Vice President, Ground Operations and Engineering	$200,000	$25,000	—	—	—	—	—

(1)
None, other than perquisites that did not exceed 10% of salary and bonus for any named executive officer.

(2)
Mr. Monroe receives no compensation from us.

(3)
Consists of premiums on life insurance for the benefit of Mr. Navarra ($4,788) and matching contributions to 401(k) Plan ($1,750).

(4)
Consists of matching contributions to 401(k) Plan.

(5)
Consists of a car allowance.

Equity Incentive Plan

          Our 2006 Equity Incentive Plan was approved by our board of directors and a majority of our stockholders on July 12, 2006 and will become effective upon the registration of our common stock under the Securities Act or the Exchange Act.

          Purpose.    The Equity Incentive Plan is intended to make available incentives that will assist us in attracting, retaining and motivating employees, directors and consultants whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares and performance units.

          Administration.    The compensation committee of our board of directors will administer the Plan, although the board or compensation committee may delegate to one or more of our officers authority, subject to limitations specified by the Plan and the board or committee, to grant awards to service providers who are neither our officers nor directors. Subject to the provisions of the Plan, the administrator will determine in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, or otherwise modify the vesting of any award. The administrator has the authority to construe and interpret the terms of the Plan and awards granted under it.

          Shares Subject to Equity Incentive Plan.    A total of 206,500 shares of our common stock are initially authorized and reserved for issuance under the Equity Incentive Plan. This number will automatically increase on January 1, 2007, and each subsequent anniversary through 2016, by an amount equal to the lesser of (a) 2% of the number of shares of stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the board. The board of directors may elect to reduce, but not increase without obtaining stockholder approval, the number of additional shares authorized in any year. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by tender of previously owned shares will be deducted from the shares available under the Plan.

          Eligibility.    Awards may be granted under the Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. Although we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares and performance units to any eligible participant.

          Stock Options.    The administrator may grant nonstatutory stock options, "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price for each option may not be less than the fair market value of a share of our common stock on the date of grant. The term of all options may not exceed 10 years. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable for three months following the participant's termination of service, except that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term. An option held by a participant whose service is terminated for cause will immediately cease to be exercisable. No options have been issued under the Plan.

          Stock Appreciation Rights.    A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. We may make this payment in a lump sum, or we may defer payment in accordance with the terms of the participant's award agreement. The administrator may grant stock appreciation rights under the Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The maximum term of any stock appreciation right granted under the Equity Incentive Plan is 10 years. No stock appreciation rights have been issued under the Plan.

          Stock Awards.    The administrator may grant stock awards under the Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a restricted stock bonus, for which the participant furnishes consideration in the form of services to us. The administrator determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Stock awards may be subject to vesting conditions based on such service or performance criteria as the administrator specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the administrator, a participant will forfeit any unvested shares upon voluntary or involuntary termination of service for any reason, including death or disability. A participant will also be required to sell to the Company at cost, if requested, any unvested restricted shares acquired via purchase right. Participants holding stock awards will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

          Restricted Stock Units.    Restricted stock units granted under the Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. The administrator, in its discretion, may provide for settlement of any restricted stock unit by payment to the participant in cash of an amount equal to the fair market value on the payment date of the shares of stock issuable to the participant. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to us. The administrator may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to stock awards. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay. Unless otherwise determined by the administrator, a participant will forfeit any unvested restricted stock units upon voluntary or involuntary termination of service for any reason, including death or disability. No restricted stock units have been issued under the Plan.

          Performance Shares and Performance Units.    The administrator may grant performance shares and performance units under the Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars. In granting a performance share or unit award, the administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Plan, such as revenue, gross margin, net income, free cash flow, return on capital or market share. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock, including restricted stock, or any combination of these. Payments may be made in lump sum or on a deferred basis. If payments are to be made on a deferred basis, the administrator may provide for the payment of dividend equivalents or interest during the deferral period. Unless otherwise determined by the administrator, if a participant's service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as otherwise provided by the Plan, if a participant's service terminates for any other reason, the participant's performance shares or units are forfeited. No performance shares or performance units have been issued under the Plan.

          Change in Control.    In the event of a change in control of our company as described in the Plan, the acquiring or successor entity may assume or continue awards outstanding under the Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The administrator may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines. The Plan also authorizes the administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares of stock upon a change in control in exchange for a payment to the participant with respect to each vested share (or unvested share, if so determined) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise or purchase price per share under the award.

          Amendment and Termination.    The Plan will continue in effect until its terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of the effective date of the Plan. The administrator may amend, suspend or terminate the Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Plan will not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law, regulation or rule.

          Expected Awards.    No stock awards currently have been issued under the Plan. However, promptly after the completion of this offering, we expect to grant restricted stock bonus awards for an aggregate of approximately                        shares of our common stock under the Plan to substantially all of our employees. As a result of these grants, we will take a pre-tax non-cash charge of approximately $       million; $       million will be recognized in the third quarter of 2006 and the balance will be amortized over the following three years. The shares subject to these restricted stock bonus awards will vest 25% upon grant. The remaining 75% of the shares will vest not later than the third anniversary of the date of grant provided that the participant is still employed by us at such time. Shares that remain unvested at the time of service termination will be forfeited to us.

Executive Incentive Compensation Plan

          We have a plan under which certain executive officers may become entitled to receive supplemental incentive compensation payments in cash in each of January 2007, 2008 and 2009. Plan benefits will be calculated as a percentage of the amount by which the equity value of Thermo's investment in us at valuation dates in October 2006, 2007 and 2008 exceeds three times the amount that Thermo had invested or agreed to invest prior to 2006. In order to receive benefits under the plan, a participant must be employed on the applicable payment date, subject to certain exceptions for involuntary termination, death and disability, and fulfill individual performance criteria. Total benefits under the plan are capped at $30 million. Individual benefits are subject to caps on aggregate and annual benefits.

          The following table sets forth certain information with respect to awards under this plan in 2005.

Long-Term Incentive Plans—Awards in Last Fiscal Year

			Estimated Future Payouts Under Non-Stock Price-Based Plans
	Number of Shares, Units or Other Rights	Performance or other Period until Maturation or Payout
Name
			Threshold	Target	Maximum
James Monroe III	—	—	—	—	—
Anthony J. Navarra	—	2004-2008	—	—	$5,000,000
Megan L. Fitzgerald	—	2004-2008	—	—	$5,000,000
Steven F. Bell	—	2004-2008	—	—	$5,000,000
Dennis C. Allen	—	2004-2008	—	—	$5,000,000
Robert D. Miller	—	2004-2008	—	—	$5,000,000

Pension Plan

          Mr. Navarra and Ms. Fitzgerald are entitled to benefits under a defined benefit pension plan originally maintained by Space Systems/Loral for employees of Old Globalstar, among others. The accrual of benefits in the Old Globalstar segment of this plan was curtailed, or frozen, as of October 23, 2003. On June 1, 2004, the assets and frozen pension obligations of the Old Globalstar segment of the plan were transferred to a new Globalstar Retirement Plan, which remains frozen. We continue to fund the plan in accordance with Internal Revenue Code requirements, but participants are not currently accruing benefits beyond those accrued at October 23, 2003. The estimated annual benefits payable upon retirement at normal retirement age to Mr. Navarra and Ms. Fitzgerald are $35,349 and $26,560, respectively.

PRINCIPAL STOCKHOLDERS

          The following table and accompanying footnotes set forth information regarding the beneficial ownership of our common stock by (1) each person who is known by us to own beneficially more than 5% of our common stock, (2) each director and named executive officer, and (3) all of our directors and executive officers as a group.

          Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.

          The number of shares and percentages of beneficial ownership before the offering set forth below are based on 10,479,299 shares of our common stock issued and outstanding as of July 1, 2006 and before giving effect to the        -for-one stock split we expect to effect immediately prior to the consummation of this offering.

          Unless otherwise indicated below, the address for each person in the following table is care of Globalstar, Inc., 461 South Milpitas Blvd., Milpitas, California 95035.

			Shares Beneficially Owned After this Offering
			Assuming the Underwriters' Option is Not Exercised		Assuming the Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Prior to this Offering
Beneficial Owner
	Number	Percent	Number	Percent	Number	Percent
Globalstar Holdings, LLC(1)	6,440,125	61.46
Thermo Funding Company LLC(1)(2)	2,061,856	16.65
Columbia Ventures Corporation(3)	1,004,936	9.58
Banc of America Securities LLC(4)	926,827	8.84
QUALCOMM Incorporated(5)	692,400	6.61
Globalstar Satellite, LP	103,093	*
James Monroe III(1)(6)	8,605,074	69.47
Peter J. Dalton(7)	20,000	*
James F. Lynch	—	—
Richard S. Roberts	—	—
Anthony J. Navarra	10,000	*
Megan L. Fitzgerald	—	—
Steven F. Bell	1,000	*
Dennis C. Allen	10,000	*
Robert D. Miller	—	—
All directors and executive officers as a group (12 persons)	8,626,074	69.64

*
Less than 1%

(1)
The address of Mr. Monroe, Globalstar Holdings, LLC and Thermo Funding Company LLC is 1735 Nineteenth Street, Denver, CO 80202.

(2)
Consists of 154,640 shares of common stock which are owned of record by Thermo Funding Company LLC and 1,907,216 shares which are subject to the terms of the irrevocable standby stock purchase agreement. See "Certain Relationships and Related Party Transactions—Irrevocable Standby Stock Purchase Agreement."

(3)
Based on information provided by Columbia Ventures Corporation as to its beneficial ownership. The address of Columbia Ventures Corporation is 203 SE Park Place Drive #270, Vancouver, WA 98684.

(4)
The address of Bank of America Securities LLC is 411 N. Akard Street, Dallas, TX 75201.

(5)
The address of QUALCOMM Incorporated is 601 S. Figueroa Street, Los Angeles, CA 90017.

(6)
Mr. Monroe controls, either directly or indirectly, each of Globalstar Satellite LP, Globalstar Holdings, LLC and Thermo Funding Company LLC and, therefore, is deemed the beneficial owner of the shares held by such entities.

(7)
Consists of 20,000 shares of common stock that may be acquired upon the exercise of a currently exercisable stock option.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          The Thermo Transaction.    As described under "Company History," we were formed as a Delaware limited liability company in November 2003 for the purpose of acquiring substantially all the assets of Old Globalstar and its subsidiaries in a Chapter 11 bankruptcy proceeding. We acquired the Old Globalstar assets and assumed certain liabilities pursuant to an asset contribution agreement among Thermo, Old Globalstar and the Creditor's Committee representing Old Globalstar's unsecured creditors. The Thermo Transaction was accomplished in a two stage process. The first stage, which was completed on December 5, 2003, included Thermo's commitment to make a total investment in the company of $43.0 million, subject to certain conditions, including the completion of the second stage. In the first stage, Thermo contributed $1.8 million in cash in exchange for a 14.8% member interest. Old Globalstar contributed certain non-regulated assets and certain operating liabilities (excluding liabilities subject to compromise) in exchange for an 85.2% member interest. Thermo purchased and restated Old Globalstar's existing $20.0 million debtor-in-possession financing, plus accrued interest of $765,000, and the parties executed a management agreement. Under the management agreement, operational control of the business, as well as certain ownership rights and risks, was transferred to Thermo and us, to the extent permitted by applicable law.

          The second stage, which was completed on April 14, 2004, included the transfer to us from Old Globalstar of assets requiring FCC approval and the conversion of $18.0 million due to Thermo under the debtor-in-possession financing (consisting of $10.8 million of the total indebtedness outstanding after the stage one transactions, $1.6 million that was drawn in December 2003, $5.0 million that was drawn from February to March 2004 and $685,000 in accrued interest) into membership units.

          Thermo Investments.    Following the closing of the Thermo Transaction, we were owned directly and indirectly 81.3% by Thermo and 18.7% by Old Globalstar. Thermo had invested approximately $18.8 million and had a remaining commitment of $24.2 million. Thermo invested an additional $7.0 million through equity contributions in 2004, an additional $4.2 million in April 2005 and an additional $13.0 million in March 2006. No additional equity interests were issued in exchange for these contributions. In connection with our March 2006 conversion to a Delaware corporation, we expect to make a special distribution of $685,848 to Thermo when permitted by our credit agreement. See "Dividend Policy and Restrictions."

          Dissolution of Old Globalstar.    Old Globalstar was dissolved on June 29, 2004, and its 18.7% minority member interest (represented by 1,875,000 membership units) was distributed to unsecured creditors (represented on our predecessor's balance sheet by the approximately $3.4 billion of "liabilities subject to compromise"), including Loral and QUALCOMM.

          The Rights Offering.    The holders of allowed claims were provided the right to purchase additional membership units in us in a rights offering that was completed on October 12, 2004. The rights offering was divided into two series. The proceeds of the rights offering were used to redeem an equivalent number of membership units from Thermo.

          Services Provided by Thermo.    For the years ended December 31, 2004 and 2005 and the three months ended March 31, 2006, we recorded approximately $116,000, $76,000 and $25,000, respectively, for general and administrative expenses incurred by Thermo on our behalf and for services provided to us by officers of Thermo. No such payments were made in 2003.

          Pursuant to an Equipment Sales Agreement and a Lease Management Agreement, each dated as of August 1, 2005, we have agreed to sell our products and provide administrative services to Star Leasing LLC, which is owned indirectly by Mr. Monroe. Star Leasing may purchase products from us at our sales agent's suggested retail price as set forth from time to time in our equipment order forms. Star Leasing will pay the purchase price of the products in cash and then lease the products to unrelated third parties. All sales to Star Leasing will be final and non-returnable, except for defective products. Under the Lease

Management Agreement, we will provide Star Leasing with billing, collection, customer care, equipment reporting and other support services in managing Star Leasing's lease agreements. Star Leasing will pay us a monthly administration fee for these services in an amount ranging up to approximately $10,000 based on the number of products Star Leasing has purchased. The agreements' terms vary from one to five years. During 2005 and the three months ended March 31, 2006, no products were sold to Star Leasing under the Equipment Sales Agreement.

          Redemption of Interests in Globalstar Leasing LLC.    Our subsidiary Globalstar Leasing LLC leases certain telecommunications equipment to us. From December 4, 2003 to January 1, 2005 each of Thermo Development, Inc. and James F. Lynch owned a 1% interest in Globalstar Leasing, which they acquired for an investment of $50,000 each. On January 1, 2005, Globalstar Leasing paid each of them $50,000 to redeem their minority interests.

          Irrevocable Standby Stock Purchase Agreement.    In April 2006, in connection with the execution of our credit agreement, Thermo Funding Company LLC entered into an irrevocable standby stock purchase agreement with us and Wachovia Investment Holdings, LLC, as administrative agent under our credit agreement, pursuant to which Thermo Funding Company agreed to purchase up to 2,061,856 shares of our common stock at a price of $97 per share (            shares of common stock at $            per share on a post-split basis), being, in each case, approximately $200.0 million in the aggregate. Thermo Funding Company secured its obligations under the agreement by depositing in escrow cash and marketable securities with a fair market value equal to 105% of the undrawn commitment under the agreement, initially $210.0 million.

          Pursuant to the agreement, Thermo Funding Company will purchase common stock (in an amount of not less than $5.0 million) as follows:

  •
  as may be necessary to enable us to comply with the minimum liquidity and forward fixed charge coverage ratio tests of the credit agreement (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement");

  •
  as may be necessary to cure any default in payment of regularly scheduled principal or interest under the credit agreement; or

  •
  as may be necessary to enable us to meet milestone tests in our credit agreement;

          Pursuant to the agreement, on June 30, 2006, Thermo Funding Company purchased 154,690 shares of our common stock for $15.0 million.

          Thermo Funding Company may elect to purchase any unpurchased common stock subject to the irrevocable standby stock purchase agreement at any time. The agreement terminates on the earliest of December 31, 2011, our payment in full of all obligations under the credit agreement or Thermo Funding Company's purchase of all of the common stock subject to the agreement.

          In accordance with the requirements of the pre-emptive rights provisions contained in our certificate of incorporation as then in effect, we offered existing stockholders who were accredited investors as defined under the Securities Act the opportunity to participate in the irrevocable standby stock purchase agreement on a pro rata basis on the same terms as Thermo Funding Company. These stockholders have agreed to purchase up to                        shares of common stock for an aggregate purchase price of $            million.

          Loral and QUALCOMM Settlements.    On March 14, 2003, Loral, the Creditors' Committee and Old Globalstar signed a term sheet outlining the terms and conditions of a comprehensive settlement of certain contested matters and a release of the claims against Loral (the "Loral Settlement"). The Bankruptcy Court approved the Loral Settlement on April 14, 2003. The parties executed a definitive agreement reflecting the terms of the Loral Settlement as of April 8, 2003, and closed the various interrelated transactions on July 10, 2003. Pursuant to the definitive settlement agreement, as of the closing, among other things: (1) Old Globalstar received title to eight spare satellites; (2) certain agreements under which Loral held exclusive rights to provide Old Globalstar services to certain defense, national security and other government agencies and in the aviation market were terminated and a new joint venture, Government Services, LLC, owned 75% by Old Globalstar and 25% by Loral was formed to pursue business opportunities with those governmental agencies; (3) Old Globalstar received Loral's interests in the Canadian Globalstar service provider operations (49.9% interest representing 17,758,485 common shares valued at CD$25,000); (4) certain financial obligations of Loral-affiliated service providers ($5.5 million) due to Old Globalstar were settled through deduction in debt obligations owed by Globalstar Canada Co. ($5.5 million) to Loral and $4.4 million of other financial obligations between Old Globalstar and Loral were restructured; (5) Old Globalstar received the unused portion of advance prepayments ($2.2 million) made by it under its 2GHz satellite contract with Space Systems/Loral, Inc., an affiliate of Loral, as reduced by certain financial obligations of Old Globalstar to Loral ($109,000); (6) Loral's designated individuals resigned from Old Globalstar's General Partners Committee, and officers of Old Globalstar were appointed as members of the General Partners Committee; and (7) Old Globalstar and its subsidiaries and Loral and its subsidiaries and affiliates provided mutual releases of claims and Old Globalstar and its subsidiaries released any claims against the members of the Committee.

          As a result of the Loral Settlement, we had a restructured note payable to Loral in the amount of approximately $4.0 million with interest at 6% per annum due in equal quarterly installments of $364,000 plus interest from June 2005 through March 2008.

          On July 31, 2005, the notes payable and accrued interest to Loral totaled approximately $4.0 million. Pursuant to an agreement reached with Loral effective July 31, 2005, this amount was settled in exchange for (a) the offset of an $818,000 receivable due to us; (b) cash of $500,000 paid by us; (c) the issuance by us to Loral of three credit memos of $300,000, $500,000 and $1,809,026 to be used for purchase by Loral of equipment and air time; and (d) the forgiveness of $100,000 by Loral (recorded as other income). As of December 31, 2005 and March 31, 2006, the credit memos for $300,000 and $500,000 had open purchase commitments placed against the remaining balances of approximately $24,000 and $408,000, respectively, and $0 and approximately $408,000, respectively. Approximately $635,000 and $795,000 of the $1,809,000 credit memo had been utilized as of December 31, 2005 and March 31, 2006, respectively. This credit memo is expected to expire in October 2006. As of December 31, 2005 and March 31, 2006, respectively, unused credit memos totaling approximately $1,606,000 and $1,227,000 were classified as deferred revenue on our balance sheets.

          On April 13, 2004, we, Old Globalstar, certain subsidiaries of both Globalstar entities, the Creditors' Committee, Thermo and QUALCOMM entered into a Settlement Agreement and Release (the "QUALCOMM Settlement"). Under the terms of the QUALCOMM Settlement: QUALCOMM's unsecured claim against the estate of Old Globalstar was agreed to be liquidated at a value of approximately $661.3 million; it was agreed that QUALCOMM's unsecured claim would receive pari passu treatment consistent with other unsecured claims against Old Globalstar; all existing agreements between Globalstar entities and QUALCOMM, with certain minor exceptions for in process items, were terminated with no further rights or obligations; and Old Globalstar and QUALCOMM exchanged broad releases of further liability. Also on April 13, 2004, QUALCOMM and we entered into a series of new commercial agreements which defined, among other items, the terms under which we would continue to have a royalty free right to use certain QUALCOMM intellectual property and would continue to purchase products and engineering services from QUALCOMM.

          Purchases from QUALCOMM.    On July 9, 2004, we issued a QUALCOMM purchase order under the terms of the April 4, 2004 commercial agreements with QUALCOMM for QUALCOMM GSP-1600 mobile phones at a price of $26.0 million. Consistent with the terms of those agreements, we paid $6.5 million (25%) against this purchase order in 2004; the remaining 75% was paid upon the delivery of each unit.

Delivery of the units by QUALCOMM commenced in January 2005 and was completed by December 31, 2005. We and QUALCOMM subsequently agreed to certain credits and discounts. Under the terms of these commercial agreements, we have continued to place production orders with QUALCOMM for fixed user terminals, car kits and accessory items on an as-required basis.

          During 2005, we issued separate purchase orders to QUALCOMM for additional phone equipment and accessories under the terms of the April agreements that aggregated to a total commitment balance of approximately $158 million. Approximately $107 million of the $158 million consists of the new generation of phones and fixed user terminals, car kits and accessories which will start to be delivered in September 2006. The remaining $51 million consists of phones and accessories relating to GSP-1600 phone purchases. At December 31, 2005, 44% of these purchase orders had been fulfilled and the remainder are expected to be fulfilled by the end of 2006.

          Within the terms of the commercial agreements, we paid QUALCOMM approximately 15% to 25% of the total order as advances for inventory. As of December 31, 2004 and 2005, and March 31, 2006, total advances for inventory were $8.8 million, $13.5 million and $20.6 million, respectively. Under the new agreements, we did not receive any additional discounts from QUALCOMM.

          The total orders placed with QUALCOMM as of December 31, 2005 and March 31, 2006 were approximately $182.0 million, with outstanding commitment balances of approximately $136.0 million and $126.9 million, respectively.

          In September 2005, QUALCOMM entered into a buyback arrangement with us whereby we delivered several hundred GSP-1600 phones and contracted to provide service to QUALCOMM's customers. Revenue recognized for equipment during 2005 under this arrangement was approximately $440,000 with a related cost of subscriber equipment of $314,000. No revenue was recognized under this arrangement in the three months ended March 31, 2006. Related service billings of $595,000 were recorded to deferred service revenue. Revenue from service billings are recognized based on actual usage.

          Total purchases from affiliates are as follows:

		Successor
	Predecessor				Three Months Ended March 31, 2006
		December 5 Through December 31, 2003
	January 1 Through December 4, 2003		Year Ended December 31, 2004	Year Ended December 31, 2005
		(In thousands)
QUALCOMM	$18,586	$1,425	$25,708	$49,310	$22,887
Space Systems/Loral	337	26	—	—	1,606
Loral	649	50	—	—	—
GCC(1)	2,479	—	—	—	—
Other affiliates	489	37	32	73	13

Total	$22,540	$1,538	$25,740	$49,383	$24,506

(1)
Represents Globalstar Canada purchases through May 5, 2003, the date of the Globalstar Canada acquisition.

          Total usage revenues from affiliates were $2.1 million, $0.2 million and $0.8 million for the Predecessor Period 2003, the Successor Period 2003, and 2004, respectively. There was no usage revenue from affiliates during 2005 or the first quarter of 2006. As of April 2004, these customers, except QUALCOMM, ceased to be considered affiliates. Total equipment revenue from QUALCOMM was approximately $440,000 for the year ended December 31, 2005. There were no equipment sales to affiliates in 2003 or 2004.

DESCRIPTION OF CAPITAL STOCK

          As described under "Company History," until March 17, 2006, we operated as a Delaware limited liability company. As such the rights of our members were governed by the Delaware Limited Liability Company Act and the provisions of our limited liability company agreement which reflected various negotiations and agreements among Thermo, the creditors of Old Globalstar and others. The limited liability company agreement expressly permitted our conversion into a Delaware corporation provided that various provisions of the limited liability company agreement, including those dealing with election of directors, voting rights, preemptive rights and "tag along" rights, were incorporated into our certificate of incorporation. On March 17, 2006, we converted into a Delaware corporation. Our certificate of incorporation authorized the issuance of three series of common stock consisting of 300 million shares of Series A common stock, 20 million shares of Series B common stock and 480 million shares of Series C common stock. Each series of common stock had equivalent dividend and liquidation rights, but differing voting rights with respect to the election of directors, amendments to the certificate of incorporation and approval of certain transactions. Thermo held all of the Series C common stock, which entitled it to elect a majority of our directors. As required by our limited liability company agreement, our certificate of incorporation also restricted transfer of our common stock without approval of our board, granted all stockholders who were accredited investors pre-emptive rights to purchase shares of common stock if we issued additional shares of common stock, subject to certain exceptions, and entitled minority stockholders to participate in certain sales of a majority interest in our stock. The certificate also required that our stock be registered under the Exchange Act by October 13, 2006.

Amendment and Restatement of Certificate of Incorporation and Bylaws

          In August 2006, our stockholders adopted an amended and restated certificate of incorporation and amended and restated bylaws which will become effective on the effective date of the registration statement of which this prospectus is a part. Pursuant to our amended and restated certificate of incorporation:

  •
  all shares of our common stock of each series will be combined into one series of common stock;

  •
  each outstanding share of common stock of each series will be converted automatically into one share of common stock;

  •
  each outstanding share of common stock will be divided (split) into            shares of common stock;

  •
  all special voting rights pertaining to any series of common stock as described above will be abolished;

  •
  preemptive rights and other special provisions described above will terminate; and

  •
  in addition to 800 million shares of common stock, we will be authorized to issue up to                        shares of preferred stock of one or more classes or series, as described below.

Except where the text or context indicates otherwise, all descriptions of our capital stock in this prospectus reference the certificate of incorporation and bylaws as amended and restated. The following summary of the material terms and provisions of our capital stock after completion of the offering is qualified in its entirety by reference to the forms of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and which also may be obtained upon request. See "Where You Can Find Additional Information."

Common Stock

          General.    We are authorized to issue 800 million shares of common stock, par value $0.0001 per share. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable. As of July 1, 2006, we had 178 stockholders of record.

          Dividends.    Subject to preferences that may be granted to holders of any preferred stock and restrictions under our credit agreement, the holders of our common stock will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor. See "Dividend Policy and Restrictions."

          Voting Rights.    Each share of common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority or, in the case of the election of directors, by a plurality, of the votes present in person or by proxy and entitled to vote.

          Preemptive Rights.    Holders of common stock do not have preemptive rights with respect to the issuance and sale by the company of additional shares of common stock or other equity securities of the company.

          Liquidation Rights.    Upon dissolution, liquidation or winding-up, the holders of shares of common stock will be entitled to receive our assets available for distribution proportionate to their pro rata ownership of the outstanding shares of common stock.

Preferred Stock

          Our board of directors has the authority, without further action of our stockholders, to issue up to            shares of preferred stock, par value $0.0001 per share, in one or more series, to determine the number of shares constituting and the designation of each series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof, which may include dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences. The issuance of preferred stock could adversely affect the holders of common stock. The potential issuance of preferred stock may discourage bids for shares of our common stock at a premium over the market price of our common stock, may adversely affect the market price of shares of our common stock and may discourage, delay or prevent a change of control us.

          No shares of our preferred stock are outstanding. We have no current plans to issue any shares of preferred stock.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and of Delaware General Corporation Law

          The provisions of the Delaware General Corporation Law and our amended and restated certificate of incorporation and bylaws summarized below may have the effect of discouraging, delaying or preventing a hostile takeover, including one that might result in a premium being paid over the market price of our common stock, and discouraging, delaying or preventing changes in the control or management of our company.

  Certificate of Incorporation and Bylaws

          Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

  •
  if Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

  •
  if Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, the approval of holders of 66 2/3% of the shares then entitled to vote in the election of directors will be required to adopt, amend or repeal our amended and restated certificate of incorporation or bylaws;

  •
  our Board of Directors will be expressly authorized to make, alter or repeal our bylaws;

  •
  stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

  •
  our board of directors will be divided into three classes of service with staggered three-year terms, meaning that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

  •
  our board of directors will be authorized to issue preferred stock without stockholder approval;

  •
  if Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, directors may only be removed for cause by the holders of 66 2/3% of the shares then entitled to vote in the election of directors; and

  •
  we will indemnify directors and certain officers against losses they may incur in connection with investigations and legal proceedings resulting from their service to us, which may include services in connection with takeover defense measures.

          The anti-takeover and other provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

  Delaware General Corporation Law

          We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder" for three years after the person becomes an interested stockholder unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person. Thermo will not be an "interested stockholder" because it acquired more than 15% of our outstanding stock prior to the completion of this offering.

          For purposes of Section 203, the term "business combinations" includes mergers, consolidations, asset sales or other transactions that result in a financial benefit to the interested stockholder and transactions that would increase the interested stockholder's proportionate share ownership of our company.

          Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with us. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so. Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors, because the requirement stated above regarding stockholder approval would be avoided if a majority of the directors approves, prior to the time the party became an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Listing

          We intend to apply for listing of our common stock on the                        under the trading symbol "            ".

Transfer Agent and Registrar

          Upon completion of this offering, the transfer agent and registrar for our common stock will be                        .

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

          Upon the closing of this offering, we will have                        shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Of the outstanding shares, all of the shares sold in this offering, as well as            unrestricted shares already outstanding which were issued in the Reorganization and not held by our "affiliates," will be freely tradable without restriction or further registration under the Securities Act. Any shares owned by our "affiliates," as defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations of that Rule. The remaining                        outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below.

          Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, the            shares of our common stock that are not sold in this offering, other than the            unrestricted shares described above, will be available for sale in the public market under exemptions from registration requirements.

          We contemplate that, after the completion of this offering, we will enter into a registration rights agreement with Thermo, providing for our obligation to file a registration statement for the sale by Thermo of our common stock owned by it on a limited number of occasions at the request of Thermo, as well as Thermo's right to participate in any registered public offering which we initiate.

Rule 144

          In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock, or approximately            shares, assuming no exercise by the underwriters of their option to purchase additional shares; and

  •
  the average weekly reported volume of trading in the common stock on the                        during the four calendar weeks preceding the date on which notice of sale is filed.

          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

          In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. At                        , 2006,             shares of our common stock are eligible for resale under Rule 144(k).

Lock-Up Agreements

          We, Thermo, our directors, executive officers and all of our other stockholders who are parties to the irrevocable standby stock purchase agreement have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. The underwriters have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of the underwriters. Our other stockholders, who own approximately     % of our common stock in the aggregate, are not subject to such restrictions and may sell their shares immediately after this offering.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Wachovia Capital Markets, LLC is the representative of the underwriters.

Underwriters	Number of Shares
Wachovia Capital Markets, LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be resold at a discount of up to $            per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          We, Thermo, our other stockholders who are parties to the irrevocable standby stock purchase agreement, and our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. The underwriters have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of the underwriters. Our other stockholders, who own approximately    % of our common stock in the aggregate, are not subject to such restrictions and may sell their shares immediately after this offering.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the underwriters' representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We intend to apply to list the common stock on the                        under the symbol "                        ". In order to meet one of the requirements for listing the common stock on the                         , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the                        , in the over-the-counter market or otherwise.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                        .

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Wachovia Investment Holdings, LLC, is a lender and the administrative agent under our credit agreement.

LEGAL MATTERS

          The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Taft, Stettinius & Hollister LLP, Cincinnati, Ohio. Certain other legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

          The financial statements of Globalstar, Inc. as of and for the year ended December 31, 2005 included elsewhere in this prospectus have been audited by Crowe Chizek and Company LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

          The audited consolidated financial statements of Globalstar, Inc. (formerly known as Globalstar LLC) and subsidiaries (Successor Company) as of December 31, 2004, for the year then ended and for the period from December 5, 2003 to December 31, 2003, and the consolidated financial statements of Globalstar, L.P. and subsidiaries (Predecessor Company) for the period January 1, 2003 to December 4, 2003 included in this prospectus have been audited by GHP Horwath, P.C., an independent registered public accounting firm, for the periods and to the extent set forth in their report appearing in this prospectus. Their report describes that the consolidated financial statements of the Successor Company are presented on a different basis from those of the Predecessor Company and, therefore, are not comparable in all respects, and describes that the Predecessor Company's plan of reorganization was confirmed in 2004 and the Predecessor Company was dissolved. Such financial statements have been so included in reliance upon the report of such firm given upon the firm's authority as an expert in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURES

          On February 23, 2006, we engaged Crowe Chizek and Company LLP to serve as our independent registered public accountants in lieu of GHP Horwath, P.C., who had previously served in that capacity. We initiated this change with the approval of our board of directors.

          The report of GHP Horwath on our financial statements for the fiscal year ended December 31, 2004 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to any uncertainty, audit scope or accounting principles. During our two most recent fiscal years and any subsequent interim period preceding this change in accountants there were no disagreements with GHP Horwath on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of GHP Horwath, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the financial statements for such periods.

          During 2004 and 2005 and through February 22, 2006, there were no reportable events as defined in Regulation S-K, Item 304(a)(1)(v).

          During 2004 and 2005 and through February 22, 2006, we did not consult with Crowe Chizek with respect to the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a disagreement or a reportable event.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

          Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

          You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited and unaudited consolidated financial statements of Globalstar, Inc.
Report of Crowe Chizek and Company LLP, independent registered public accounting firm	F-2
Report of GHP Horwath, P.C., independent registered public accounting firm	F-3
Consolidated balance sheets at December 31, 2004 and 2005 (audited) and March 31, 2006 (unaudited)	F-4

Consolidated statements of operations for the periods from January 1, 2003 through December 4, 2003 and December 5, 2003 through December 31, 2003 (audited), the years ended December 31, 2004 and 2005 (audited) and the three months ended March 31, 2005 and 2006 (unaudited)	F-5

Consolidated statements of comprehensive income (loss) for the periods from January 1, 2003 through December 4, 2003 and December 5, 2003 through December 31, 2003 (audited), the years ended December 31, 2004 and 2005 (audited) and the three months ended March 31, 2005 and 2006 (unaudited)	F-6

Consolidated statements of ownership equity (deficit) for the periods from January 1, 2003 through December 4, 2003 and December 5, 2003 through December 31, 2003 (audited), the years ended December 31, 2004 and 2005 (audited) and the three months ended March 31, 2005 and 2006 (unaudited)	F-7

Consolidated statements of cash flows for the periods from January 1, 2003 through December 4, 2003 and December 5, 2003 through December 31, 2003 (audited), the years ended December 31, 2004 and 2005 (audited) and the three months ended March 31, 2005 and 2006 (unaudited)	F-9
Notes to consolidated financial statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Globalstar, Inc.

          We have audited the accompanying consolidated balance sheet of Globalstar, Inc. as of December 31, 2005 and the related consolidated statements of operations, comprehensive income (loss), ownership equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globalstar, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP
Oak Brook, Illinois May 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Globalstar, Inc.

          We have audited the accompanying consolidated balance sheet of Globalstar, Inc. (formerly known as Globalstar LLC) and subsidiaries (Successor Company) (Note 1) as of December 31, 2004 and the related consolidated statements of operations, comprehensive income (loss), ownership equity (deficit) and cash flows for the year ended December 31, 2004 and the period December 5, 2003 to December 31, 2003 (Successor Company Period); and we have audited the consolidated statements of operations, comprehensive income (loss), ownership equity (deficit) and cash flows of Globalstar, L.P. and subsidiaries (Predecessor Company) (Note 1) for the period January 1, 2003 to December 4, 2003 (Predecessor Company Period). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Globalstar, Inc. and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the year ended December 31, 2004 and the Successor Company Period and the results of operations and cash flows of Globalstar, L.P. and its subsidiaries for the Predecessor Company Period in conformity with accounting principles generally accepted in the United States of America.

          As discussed in Note 1 to the consolidated financial statements, on December 5, 2003, the Predecessor Company was effectively acquired through a series of transactions. The consolidated financial statements of the Successor Company reflect the impact of adjustments to present the fair values of assets acquired and liabilities assumed under the purchase method of accounting. As a result, the consolidated financial statements of the Successor Company are presented on a different basis from those of the Predecessor Company and, therefore, are not comparable in all respects.

          As also discussed in Note 1 to the consolidated financial statements, the Predecessor Company previously filed for reorganization under Chapter 11 of the Federal Bankruptcy Code and in June 2004 the Predecessor Company's plan of reorganization under Chapter 11 was confirmed. Under the Plan, the remaining debt of the Predecessor Company was discharged and the Predecessor Company was dissolved.

GHP Horwath, P.C.
Denver, Colorado
April 13, 2005, except for Note 12 as to which the date is May 12, 2006

GLOBALSTAR, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Successor
	December 31, 2004	December 31, 2005	March 31, 2006
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13,330	$20,270	$33,063
Accounts receivable, net of allowance of $1,187 (2004), $1,774 (2005), and $1,769 (2006)	9,314	21,652	17,246
Inventory	7,687	17,620	25,636
Advances for inventory	8,826	13,516	20,571
Subscription receivable	4,235	13,000	—
Deferred tax assets	—	2,398	2,391
Prepaid expenses and other current assets	1,687	1,750	1,808

Total current assets	45,079	90,206	100,715

Property and equipment:
Globalstar System, net	8,583	10,717	14,266
Spare satellites and launch costs	946	3,012	21,420
Other property and equipment, net	3,251	7,531	11,478

	12,780	21,260	47,164

Other assets:
Gateway receivables, net of allowance of $10,784 (2004), $10,784 (2005), and $4,299 (2006)	1,000	1,000	—
Deferred tax assets	4,777	—	18,796
Other assets, net	261	1,079	1,732

Total assets	$63,897	$113,545	$168,407

LIABILITIES AND OWNERSHIP EQUITY
Current liabilities:
Notes payable, current portion	$1,093	$293	$784
Accounts payable	1,419	4,193	2,618
Accrued expenses	8,056	11,484	29,714
Payables to affiliates	1,316	2,959	13,826
Deferred revenue	4,295	17,212	18,425

Total current liabilities	16,179	36,141	65,367

Notes payable, net of current portion	3,278	631	568
Employee benefit obligations	4,019	2,997	3,043
Other non-current liabilities	—	2,346	450

Total non-current liabilities	7,297	5,974	4,061

Commitments and contingencies
Ownership equity:
Common stock	—	—	1
Additional paid-in capital	—	—	77,861
Member interests	54,487	73,314	—
Subscription receivable	(13,000)	—	—
Accumulated other comprehensive loss	(1,066)	(1,884)	(1,369)
Retained earnings	—	—	22,486

Total ownership equity	40,421	71,430	98,979

Total liabilities and ownership equity	$63,897	$113,545	$168,407

See notes to consolidated financial statements.

GLOBALSTAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
					(Unaudited)
Revenue:
Service revenue	$40,048	$2,387	$57,927	$81,472	$16,751	$20,694
Subscriber equipment sales	16,295	1,470	26,441	45,675	8,017	9,648

Total revenue	56,343	3,857	84,368	127,147	24,768	30,342

Operating expenses:
Cost of services	26,629	1,931	25,208	25,432	7,128	6,547
Cost of subscriber equipment sales	12,881	635	23,399	38,742	6,427	8,515
Marketing, general, and administrative	28,814	4,950	32,151	37,945	8,171	9,965
Restructuring	5,381	690	5,078	—	—	—
Depreciation and amortization	31,473	125	1,959	3,044	467	1,390
Impairment of assets	211,854	—	114	114	—	—

Total operating expenses	317,032	8,331	87,909	105,277	22,193	26,417

Operating income (loss)	(260,689)	(4,474)	(3,541)	21,870	2,575	3,925

Other income (expense):
Interest income	7	7	58	242	15	167
Interest expense	(1,513)	(131)	(1,382)	(269)	(105)	(20)
Other	485	44	921	(622)	(599)	(337)

Total other income (expense)	(1,021)	(80)	(403)	(649)	(689)	(190)

Income (loss) before income taxes	(261,710)	(4,554)	(3,944)	21,221	1,886	3,735
Income tax expense (benefit)	170	(37)	(4,314)	2,502	1,522	(18,751)

Net income (loss)	$(261,880)	$(4,517)	$370	$18,719	$364	$22,486

Earnings (loss) per common share:
Basic	N/A	$(0.45)	$0.04	$1.82	$0.04	$2.18
Diluted	N/A	(0.45)	0.04	1.81	0.04	2.17
Weighted-average shares outstanding:
Basic	N/A	10,000,000	10,077,320	10,309,278	10,309,278	10,324,609
Diluted	N/A	10,000,000	10,077,320	10,325,979	10,325,979	10,379,561
Pro forma C Corporation data (unaudited):
Historical income before income taxes	N/A	N/A	N/A	$21,221	$1,886	N/A
Pro forma income tax expense	N/A	N/A	N/A	6,931	1,248	N/A

Pro forma net income	N/A	N/A	N/A	$14,290	$638	N/A

Pro forma earnings per common share:
Basic	N/A	N/A	N/A	$1.39	$0.06	N/A
Diluted	N/A	N/A	N/A	1.38	0.06	N/A

See notes to consolidated financial statements.

GLOBALSTAR, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
					(Unaudited)
Net income (loss)	$(261,880)	$(4,517)	$370	$18,719	$364	$22,486
Other comprehensive income (loss):
Minimum pension liability adjustment	—	—	(1,234)	(1,356)	(339)	—
Net foreign currency translation adjustment	—	—	168	538	(72)	515

Total comprehensive income (loss)	$(261,880)	$(4,517)	$(696)	$17,901	$(47)	$23,001

See notes to consolidated financial statements.

GLOBALSTAR, INC.

CONSOLIDATED STATEMENTS OF OWNERSHIP EQUITY (DEFICIT)

(In thousands)

	Successor
					Accumulated Other Compre- hensive Loss		Predecessor
	Common Stock Amount	Additional Paid-In Capital	Member Interests	Subscription Receivable		Retained Earnings	Partners' Deficit	Total
Predecessor:
Balances—January 1, 2003							$(3,150,598)	$(3,150,598)
Net loss—period from January 1, 2003 through December 4, 2003							(261,880)	(261,880)

Balances—December 4, 2003							$(3,412,478)	$(3,412,478)

Successor:
Beginning Old Globalstar balances—December 5, 2003			$—	$—	$—		$(3,412,478)	$(3,412,478)
Contribution of certain Old Globalstar net assets to New Globalstar			9,900	—	—		(9,900)	—
Initial cash contribution—December 5, 2003			1,800	—	—		—	1,800
Net loss—period from December 5, 2003 through December 31, 2003			(3,716)	—	—		(801)	(4,517)

Balances—December 31, 2003			7,984	—	—		(3,423,179)	(3,415,195)
Conversion of liabilities subject to compromise to New Globalstar member interests, including New Globalstar's assumption of liabilities of $1,416			(1,416)	—	—		3,423,179	3,421,763
Member interests issued in exchange for:
Cash			7,000	—	—		—	7,000
Term loans, related party			17,950	—	—		—	17,950
Inventory			5,325	—	—		—	5,325
Subscription receivable, including $4,235 received in April 2005			17,235	(13,000)	—		—	4,235
Series A and B rights offering:
Member interests issued in exchange for cash			8,749	—	—		—	8,749
Member interests redeemed in exchange for cash			(8,749)	—	—		—	(8,749)
Contribution of services			39	—	—		—	39
Other comprehensive loss			—	—	(1,066)		—	(1,066)
Net income			370	—	—		—	370

Balances—December 31, 2004			54,487	(13,000)	(1,066)		—	40,421

GLOBALSTAR, INC.
CONSOLIDATED STATEMENTS OF OWNERSHIP EQUITY (DEFICIT) (Continued)
(In thousands)

	Successor
					Accumulated Other Compre- hensive Loss		Predecessor
	Common Stock Amount	Additional Paid-In Capital	Member Interests	Subscription Receivable		Retained Earnings	Partners' Deficit	Total
Contribution of services			$145	$—	$—		$—	$145
Redemption of minority interests			(100)	—	—		—	(100)
Contributions			63	—	—		—	63
Reclassification of subscription receivable (received in March 2006)			—	13,000	—		—	13,000
Other comprehensive loss			—	—	(818)		—	(818)
Net income			18,719	—	—		—	18,719

Balances—December 31, 2005	$—	$—	73,314	—	(1,884)	$—	—	71,430
Recapitalization (unaudited)	1	73,313	(73,314)	—	—	—	—	—
Distribution payable to member (unaudited)	—	(686)	—	—	—	—	—	(686)
Contribution of services (unaudited)	—	36	—	—	—	—	—	36
Issuance of common stock in conjunction with acquisition (unaudited)	—	5,198	—	—	—	—	—	5,198
Other comprehensive income (loss) (unaudited)	—	—	—	—	515	—	—	515
Net income (unaudited)	—	—	—	—	—	22,486	—	22,486

Balances—March 31, 2006 (unaudited)	$1	$77,861	$—	$—	$(1,369)	$22,486	$—	$98,979

See notes to consolidated financial statements.

GLOBALSTAR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
					(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(261,880)	$(4,517)	$370	$18,719	$364	$22,486
Deferred income taxes	—	—	(4,777)	2,444	1,372	(18,761)
Depreciation and amortization	31,473	125	1,959	3,044	467	1,390
Disposal of fixed assets	21	—	—	—	39	1
Provision for gateway receivables	(104)	—	(71)	—	—	—
Provision for bad debts	492	46	859	998	686	290
Contribution of services	—	—	39	145	36	36
Impairment of assets	214,360	—	114	114	—	—
Other non-cash gains	—	—	—	(100)	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(3,231)	(602)	(5,637)	(15,915)	(2,063)	5,183
Inventory	(3,021)	293	3,187	(9,634)	1,019	(7,978)
Advances for inventory	(2,875)	469	(5,401)	(4,688)	773	(7,058)
Prepaid expenses and other current assets	3,714	349	676	(54)	(210)	656
Other assets	211	68	(14)	(293)	(11)	(337)
Accounts payable	690	(93)	(1,340)	3,044	146	(2,059)
Payables to affiliates	1,760	213	374	1,643	1,510	10,594
Accrued expenses and employee benefit obligations	(410)	2,543	2,417	2,088	(375)	(1,190)
Other non-current liabilities	—	—	—	1,896	625	—
Deferred revenue	(1,244)	778	2,396	10,243	382	1,082

Net cash from operating activities	(20,044)	(328)	(4,849)	13,694	4,760	4,335

Cash flows from investing activities:
Spare satellites and launch costs	—	—	(88)	(2,066)	(21)	(1,582)
Cash receipts for production gateways and user terminals	2,207	—	—	—	—	—
Property and equipment additions	(1,058)	(10)	(3,927)	(7,819)	(952)	(2,697)
Proceeds from sale of property and equipment	—	—	—	86	—	—
Payment for business acquisitions	(212)	—	—	(342)	(342)	(191)

Net cash from investing activities	937	(10)	(4,015)	(10,141)	(1,315)	(4,470)

Cash flows from financing activities:
Proceeds from term loans	30,914	1,622	5,000	—	—	—
Repayment of term loans	(10,149)	—	(10,000)	—	—	—
Proceeds from subscription receivable	—	—	—	4,235	—	13,000
Principal payments on notes payable	—	—	—	(1,251)	(359)	—
Deferred transaction cost payments	—	—	—	(48)	—	(163)
Redemption of minority interest	—	—	(8,749)	(100)	(100)	—
Contributions	—	1,800	15,749	63	—	—

Net cash from financing activities	20,765	3,422	2,000	2,899	(459)	12,837

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
					(Unaudited)
Effect of exchange rate changes on cash	$—	$—	$168	$488	$(20)	$91

Net increase (decrease) in cash and cash equivalents	1,658	3,084	(6,696)	6,940	2,966	12,793
Cash and cash equivalents, beginning of period	15,284	16,942	20,026	13,330	13,330	20,270

Cash and cash equivalents, end of period	$16,942	$20,026	$13,330	$20,270	$16,296	$33,063

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$149		$710	$289	$84	$1

Income taxes			$207	$184	$15	$36

Supplemental disclosure of noncash financing and investing activities:
Noncash transactions:
Fair value of assets acquired	$8,124
Cash paid	(376)

Liabilities assumed	$7,748

Receivables offset by accounts payable and notes payable	$1,806	$92	$1,932	$2,675

Reduction in liabilities subject to compromise upon settlements with Loral Space Communications, Ltd and Elsacom SpA	$3,954

Terms loans converted to member interests			$17,950

Inventory acquired in exchange for member interests			$5,325

Reclassification of subscription receivable			$4,235	$13,000

Dissolvement of predecessor company:
Conversion of liability subject to compromise to New Globalstar Member Interests			$3,423,179
Assumption of liabilities			(1,416)

			$3,421,763

Distribution payable to member						$686

Issuance of common stock in conjunction with acquisition						$5,198

GLOBALSTAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND BASIS OF ACCOUNTING

        Globalstar, Inc. (Note 17) ("Globalstar" or "Globalstar LLC" or "New Globalstar" or "the Company") was initially formed in November 2003 as Globalstar LLC, a Delaware limited liability company, for the purpose of acquiring substantially all the assets of Globalstar, L.P. ("Old Globalstar") and its subsidiaries in a Chapter 11 bankruptcy proceeding. Globalstar acquired the Old Globalstar assets and assumed certain liabilities pursuant to an Asset Contribution Agreement among Thermo Capital Partners, L.L.C. and its affiliates (collectively referred to as "Thermo"), New Globalstar, Old Globalstar and Old Globalstar's unsecured creditors. The asset acquisition (the "Thermo Transaction") was accomplished in a two stage closing process. The first stage was completed on December 5, 2003. The first stage included:

  •
  Thermo's commitment to a total investment of $43.0 million, subject to certain conditions including the completion of the stage two closing.

  •
  The formation of New Globalstar. Thermo contributed cash of $1.8 million in exchange for a 14.8% member interest. Old Globalstar contributed certain non-regulated assets and certain operating liabilities of Old Globalstar (excluding liabilities subject to compromise) in exchange for an 85.2% member interest.

  •
  Thermo's purchase and replacement of Old Globalstar's existing $20.0 million debtor-in-possession financing, plus accrued interest of $765,000 (Note 6).

  •
  Execution of a management agreement. Under the management agreement, operational control of the business, as well as certain ownership rights and risks, was effectively transferred to Thermo and New Globalstar.

          The second stage was completed on April 14, 2004. The second stage included:

  •
  The transfer of assets requiring United States Federal Communications Commission consents from Old Globalstar to New Globalstar.

  •
  The conversion of $17.950 million due to Thermo under the debtor-in-possession financing (consisting of $10.765 million of the total outstanding after the stage one transactions, $1.6 million that was drawn in December 2003, $5.0 million that was drawn from February to March 2004 and $685,000 in accrued interest) into New Globalstar membership interests (Note 6).

          Following the closing of the Thermo Transaction, the Company was directly and indirectly owned 81.25% by Thermo and 18.75% by Old Globalstar. Thermo's 81.25% ownership interest is represented by its $43.0 million commitment. At the completion of the second stage, Thermo had invested approximately $18.8 million and had a remaining commitment of $24.2 million. Thermo invested an additional $7.0 million through equity contributions in 2004, an additional $4.2 million in April 2005, and the remaining $13.0 million was invested by Thermo in March 2006. At December 31, 2004, the $4.2 million received in April 2005 was classified as a current asset, subscription receivable. At December 31, 2005, the $13.0 million received in March 2006 was classified as a current asset, subscription receivable.

          Thermo is a private equity firm, headquartered in Denver, Colorado, with investments in the telecommunications, industrial distribution, real estate and energy sectors.

          Old Globalstar's First Modified Fourth Amended Joint Plan under Chapter 11 of the Bankruptcy Code (the "Plan") became effective on June 29, 2004. Pursuant to this Plan, Old Globalstar was dissolved and its 18.75% minority ownership share (represented by 1,875,000 membership interest units) in New Globalstar was distributed to its unsecured creditors (represented by the approximately $3.4 billion of "liabilities subject to compromise"), including the founders of Old Globalstar, Loral Space and Communications, Ltd. ("Loral") and QUALCOMM Incorporated ("QUALCOMM").

          Under Old Globalstar's Plan, the holders of allowed claims were provided the right to purchase membership units in New Globalstar from Thermo in a rights offering which was completed on October 12, 2004. The rights offering was divided into two series. The Series A rights allowed holders to purchase an aggregate 15.12% membership interest in New Globalstar for $8.0 million. The Series B rights allowed holders to purchase an aggregate 2.5% membership interest in New Globalstar for $4.0 million. The Series A rights offering was fully subscribed, resulting in the issuance of 1,512,000 membership interest units to unsecured creditors of Old Globalstar at a price of $8.0 million. The Series B rights offering was partially subscribed, resulting in the issuance of an additional 46,782 membership interest units at a price of $749,000. In accordance with the Plan, the Company redeemed an equal number of units held by Thermo in exchange for a payment of $8,749,000.

          In April 2004, the Company agreed to purchase 22,500 mobile phones from QUALCOMM. Effective October 2004, the Company and QUALCOMM restated the terms of this transaction so that QUALCOMM provided the 22,500 mobile phones and various accessories to Globalstar in exchange for $1,875,000 and 309,278 membership interest units in Globalstar with a fair value of $5.3 million.

          In April 2004, certain management employees of the Company, as an incentive, were given the right to purchase up to 60,000 membership units directly from Thermo at a price equivalent to Thermo's April 2004 investment. As of January 2005, a total of 23,000 units had been purchased from Thermo and transferred to such employees. The remaining rights expired at that time. The intrinsic value of these rights was zero. The fair value of these rights using the minimum value method (risk free interest of 1.5%, expected life of nine months, no expected dividends, and zero volatility) was not significant.

          After the above transactions and the 2004 Thermo equity transactions, Globalstar's membership interests at December 31, 2004 and 2005 were as follows:

	Membership Interest Units as of December 31, 2004%		Membership Interest Units as of December 31, 2005%
Thermo	6,566,218	63.69%	6,543,218	63.47%
Qualcomm	692,400	6.72%	692,400	6.72%
Others	3,050,660	29.59%	3,073,660	29.81%

Total	10,309,278	100.00%	10,309,278	100.00%

          Management has determined that operational control of the Globalstar business passed to New Globalstar with the completion of the first stage of the Thermo Transaction on December 5, 2003. Accordingly, Old Globalstar's results of operations and cash flows prior to December 5, 2003 are presented as the "Predecessor" or "Predecessor Period." The results of operations, financial position and cash flows of New Globalstar and Globalstar, L.P. thereafter are collectively presented as the "Successor," and periods after December 5, 2003 are referred to as "Successor Period(s)." The Thermo Transaction has been accounted for using the purchase method of accounting.

          The following summarizes the assets acquired, liabilities assumed and the allocation of the acquisition cost (in thousands):

December 5, 2003
Current assets	$35,986
Other assets	12,257

Total assets	48,243

Current liabilities	32,100
Long term liabilities	6,243

Total liabilities	38,343

Net assets acquired	$9,900

New Globalstar

          The New Globalstar operating agreement provides that the term of the Company shall continue until the sale of substantially all of the Company's assets or certain other defined events. Each member's liability is limited to its contributions. Generally net profits, net losses and distributions are allocated to members in proportion to their respective membership interests.

          As of December 31, 2005, Globalstar's operating subsidiaries included Globalstar USA, LLC ("GUSA"), Globalstar Canada Satellite Co. ("GCSC"), Globalstar Europe Satellite Services, Ltd ("GESS"), and Globalstar de Venezuela, which provide satellite services in the United States, Canada, Europe, and South America, respectively. In addition, the Company and its subsidiaries own and operate the Globalstar System including satellites and gateways (Note 3).

Old Globalstar

          Old Globalstar was a limited partnership, formed in Delaware in November 1993. General partners were jointly and severally liable for the recourse debt and other recourse obligations of Old Globalstar to the extent Old Globalstar was unable to pay such debts. Limited partners' liability was limited to their contributions.

          The following table summarizes the partnership deficit of Old Globalstar:

	Predecessor December 4, 2003	Successor December 31, 2003
	(In thousands)
Redeemable Preferred Partnership Interests (RPPI):
8% Series A (4,356,295 outstanding at December 4 and 31, 2003, each unit convertible into .53085 ordinary partnership interests)	$—	$—
9% Series B (389,500 outstanding at December 4 and 31, 2003; each unit convertible into .47562 ordinary partnership interests)	—	—
Ordinary general partnership interests (4,910,604 interests outstanding at December 4 and 31, 2003)	(3,376,073)	(3,386,774)
Ordinary limited partnership interests (19,937,500 interests outstanding at December 4 and 31, 2003)	(239,740)	(239,740)
Warrants	203,335	203,335

	$(3,412,478)	$(3,423,179)

          During the year ended December 31, 2003, no 8% or 9% RPPIs were converted to ordinary partnership interests. As described in Note 2, effective June 29, 2004, all partnership interests in Old Globalstar were cancelled without consideration.

          Officers and employees of Old Globalstar were eligible to participate in the Company's general partner's 1994 Stock Option Plan. No options were granted and no compensation expense was recorded during the years ended December 31, 2003 and 2004. At December 31, 2003, there were 5,408,567 options outstanding.

          Prior to 2003, Old Globalstar issued warrants in connection with the issuance of certain senior notes, service provider arrangements, and Globalstar construction contracts. These warrants were recorded at fair value at the date of issuance. No warrants were issued during the years ended December 31, 2003 or 2004.

          In connection with the Plan, the outstanding stock options and warrants were effectively cancelled and there are no remaining contingent equity issuances with regard to Old Globalstar. Pro forma compensation expense disclosures for Old Globalstar for the period from January 1, 2003 through December 4, 2003 have been omitted because such amounts would not be significant to 2003 operating results and the related stock options and warrants were not exercisable for membership interest units of New Globalstar.

          Globalstar Telecommunications Limited ("GTL"), an entity whose sole business was acting as one of two general partners of Old Globalstar, was a publicly traded entity. Old Globalstar was a voluntary filer with the Securities and Exchange Commission. In January 2004, Old Globalstar filed a Form 15 with the Securities and Exchange Commission to suspend its reporting under the Securities Exchange Act of 1934.

2.    BUSINESS

        Globalstar owns and operates a satellite constellation that forms the backbone of a global telecommunications network designed to serve virtually every populated area of the world. Globalstar's worldwide, low-earth orbit ("LEO") satellite-based digital telecommunications system (the "Globalstar System"), which uses QUALCOMM's patented CDMA technology, provides high-quality mobile and fixed telephone service to customers who live, work or travel beyond the reach of terrestrially based communications networks. The Globalstar System has been providing satellite based wireless communications services since 1999. The Globalstar System's coverage is designed to enable its service providers to extend modern telecommunications services to people who lack basic telephone service and to enhance wireless communications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems is not economically justified.

          On February 15, 2002 (the "Petition Date"), Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court ("Bankruptcy Court") for the District of Delaware. Old Globalstar and its debtor subsidiaries remained in possession of their assets and properties and continued to operate their businesses as debtors-in-possession.

          Under Chapter 11, substantially all unsecured liabilities as of the Petition Date were subject to compromise or other treatment under a plan of reorganization, which was required to be approved and confirmed by the Bankruptcy Court. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction were dependent on the outcome of the Chapter 11 case were segregated in the consolidated balance sheet as liabilities subject to compromise. Generally, all actions to enforce or otherwise require repayment of Old Globalstar's pre-petition liabilities were stayed under the Bankruptcy Code while Old Globalstar continued its business operations as a debtor-in-possession.

          During the course of its financial restructuring, Old Globalstar developed a business plan, which was predicated on an infusion of funds and assumed the consolidation of certain Globalstar service provider operations into Globalstar. Several of the acquisitions contemplated in the business plan have been completed (Notes 4 and 17). The consolidation strategy has brought additional efficiencies to the operation of the Globalstar System and allowed for increased consistency in product and service offerings in the Americas and Europe. In addition, Globalstar has revised its business relationships with its independent service providers and continues to explore the possible acquisition of additional Globalstar service provider operations.

          Under auction procedures approved by the Bankruptcy Court, in April 2003 ICO Global Communications (Holdings) Limited ("ICO"), one of the three qualified investors that participated in the auction, was ultimately selected as the bidder proposing the highest and best offer for Old Globalstar's assets. Old Globalstar and ICO subsequently entered into an investment agreement (the "ICO Investment Agreement"), and Old Globalstar and an affiliate of ICO subsequently entered into a $35.0 million secured, super priority debtor-in-possession credit agreement (the "ICO DIP Facility") as of May 19, 2003. A portion of the ICO DIP Facility was used to repay $10.0 million borrowed under previous debtor-in-possession financing that had been provided by a consortium of lenders, including representatives of the Old Globalstar Official Committee of Unsecured Creditors (the "Creditors' Committee").

          In October 2003, ICO informed Old Globalstar that it believed that unspecified conditions to the closing of the ICO Investment Agreement would not be satisfied and therefore consented to Old Globalstar reopening discussions with other potential investors. On November 17, 2003, Old Globalstar, Thermo and the Creditors' Committee executed a term sheet regarding a proposed transaction. On December 2, 2003, the Bankruptcy Court entered an order authorizing the Thermo Transaction. On December 5, 2003, Old Globalstar, the Creditors' Committee and Thermo entered into the Asset Contribution Agreement.

          Old Globalstar submitted its Disclosure Statement and Fourth Amended Joint Plan to the Bankruptcy Court on May 3, 2004. The Bankruptcy Court confirmed the Plan on June 17, 2004, and the Plan became effective June 29, 2004 (the "Effective Date"). Pursuant to the Plan, on the Effective Date, all partnership interests in Old Globalstar were cancelled without consideration, Old Globalstar's membership interests in Globalstar were distributed to its unsecured creditors and Old Globalstar was dissolved. Globalstar Capital Corporation, a former subsidiary of Old Globalstar, remains as a debtor entity responsible for the resolution of claims against Old Globalstar and the wind up of Old Globalstar. New Globalstar does not have any continuing financial commitment related to the wind up.

          On March 25, 2003, Old Globalstar entered into a settlement and release agreement with Elsacom SpA ("Elsacom") and a gateway asset purchase agreement (collectively the "Elsacom Settlement") with a wholly owned subsidiary of Elsacom. Elsacom is the primary Globalstar service provider in Central and Eastern Europe, the operator of the gateway located in Avezzano, Italy and, through its affiliate, Globalstar Northern Europe, the former operator of the gateway located in Karkkila, Finland. Under the terms of the Elsacom Settlement, Old Globalstar received cash payments totaling $2.2 million, in two installments, in March 2003 and June 2003 and the release of all past payment obligations, including certain pre-petition liabilities, due to Elsacom in exchange for liquidation of the gateway contract payments due to Old Globalstar from Elsacom. Additionally, Old Globalstar retained title to the gateway equipment installed in Finland. Old Globalstar dismantled the Finland gateway and placed the removable parts, which contain most of the gateway's electronics, into storage for future deployment.

          On March 14, 2003, Loral, the Creditors' Committee and Old Globalstar signed a term sheet outlining the terms and conditions of a comprehensive settlement of certain contested matters and a release of the claims against Loral (the "Loral Settlement"). Also on March 14, 2003, Old Globalstar and the Creditors' Committee filed a joint motion with the Bankruptcy Court under Bankruptcy Rule 9019 for an order approving the Loral Settlement. The Bankruptcy Court approved the Loral Settlement on April 14, 2003. The parties executed a definitive agreement reflecting the terms of the Loral Settlement as of April 8, 2003, and closed the various interrelated transactions on July 10, 2003. Pursuant to the definitive settlement agreement, as of the closing, among other things: (1) Old Globalstar received title to eight spare satellites; (2) certain agreements under which Loral held exclusive rights to provide Old Globalstar services to certain defense, national security and other government agencies and in the aviation market were terminated and a new joint venture owned 75% by Old Globalstar and 25% by Loral was formed to pursue business opportunities with those governmental agencies ($300,000 and $100,000 of Government Services, LLC ("GSLLC") accounts payable were converted to equity, respectively); (3) Old Globalstar received Loral's interests in the Canadian Globalstar service provider operations (49.9% interest representing 17,758,485 common shares valued at CD$25,000); (4) certain financial obligations of Loral-affiliated service providers ($5.5 million) due to Old Globalstar were settled through deduction in debt obligations owed by Globalstar Canada Co. ($5.5 million) to Loral and $4.4 million of other financial obligations between Old Globalstar and Loral were restructured; (5) Old Globalstar received the unused portion of advance prepayments ($2.2 million) made by it under its 2GHz satellite contract with Space Systems/Loral, Inc. ("SS/L"), an affiliate of Loral, as reduced by certain financial obligations of Old Globalstar to Loral ($109,000); (6) Loral's designated individuals resigned from Old Globalstar's General Partners Committee, and officers of Old Globalstar were appointed as members of the General Partners

Committee; and (7) Old Globalstar and its subsidiaries and Loral and its subsidiaries and affiliates provided mutual releases of claims and Old Globalstar and its subsidiaries released any claims against the members of the Committee.

          On April 13, 2004, Globalstar, Old Globalstar, certain subsidiaries of both Globalstar entities, the Creditors' Committee, Thermo and QUALCOMM entered into a Settlement Agreement and Release (the "QUALCOMM Settlement"). Under the terms of the QUALCOMM Settlement: QUALCOMM's unsecured claim against the estate of Old Globalstar was liquidated at a value of approximately $661.3 million; QUALCOMM's unsecured claim received pari passu treatment consistent with other unsecured claims against Old Globalstar; all existing agreements between Globalstar entities and QUALCOMM, with certain minor exceptions for in process items, were terminated with no further rights or obligations; and Old Globalstar and QUALCOMM exchanged broad releases of further liability. Also on April 13, 2004, QUALCOMM and Globalstar entered into a series of new commercial agreements which defined, among other items, the terms under which Globalstar would continue to have a royalty free right to use certain QUALCOMM intellectual property and would continue to purchase products and engineering services from QUALCOMM.

          Globalstar is dependent on QUALCOMM for gateway hardware and software, and also as the exclusive manufacturer of phones using the IS-41 CDMA North American standard. Ericsson OCM Limited ("Ericsson") and Telit, which until 2000 manufactured phones and other products for the Company, have discontinued manufacturing these products, and there is no assurance that QUALCOMM will not choose to terminate its business relationship with Globalstar. Management believes that its relationship with QUALCOMM is strong; however, if necessary, this relationship can be replaced. If the relationship were to be replaced, there may be a substantial period of time in which products would not be available or a new relationship may involve a significantly different cost structure.

          SS/L completed production of seven of the eight spare satellites. All eight are in storage in California. Title to those satellites was transferred to Old Globalstar effective July 10, 2003, and was subsequently transferred to New Globalstar as part of the Asset Contribution Agreement. Globalstar is dependent on SS/L to complete construction of the eighth satellite if Globalstar determines that the eighth satellite must be launched. There can be no assurance that SS/L will remain a going concern or will retain the capability to complete the eighth satellite.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pre-petition Debt

          As a result of the Chapter 11 filing, no principal or interest payments were made on unsecured pre-petition debt. Interest expense on pre-petition debt was not paid during the bankruptcy proceeding and was not an allowed claim.

Use of Estimates in Preparation of Financial Statements

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Principles of Consolidation

          The consolidated financial statements include the accounts of Globalstar and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation.

          Prior to 2005, one subsidiary was 98% owned by Globalstar and 2% owned by minority interests (Thermo). Minority interest amounts were not significant. During 2005, a $100,000 payment was made to redeem the 2% minority interest.

Interim Financial Information

          The interim financial information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited. In the opinion of management, such information includes all adjustments, consisting of normal recurring adjustments, that are necessary for a fair presentation of the Company's consolidated financial position, results of operations, and cash flows for such periods. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year or any future period.

Cash and Cash Equivalents

          Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Financial Instruments

          Except for the payables to affiliates and the note payable to Loral (Note 7), the carrying amounts of financial instruments approximate fair value due to the short maturities of these instruments. The fair value of the payables to affiliates and the note payable to Loral are not practicable to estimate based on the related party nature of the underlying transactions. The Company has no material off-balance sheet financial instruments.

Accounts Receivable

          Accounts receivable are uncollateralized and consist primarily of on-going service revenue and equipment receivables. Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. Accounts receivable balances that are determined likely to be uncollectible are included in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

          The following is a summary of the activity in the allowance for doubtful accounts (in thousands):

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Balance at beginning of period	$2,046	$1,127	$1,173	$1,187
Provision, net of recoveries	492	46	859	998
Write-offs	(1,411)	—	(845)	(411)

Balance at end of period	$1,127	$1,173	$1,187	$1,774

Inventory

          Inventory consists of purchased products, including fixed and mobile user terminals, accessories and gateway spare parts. Inventory acquired on December 5, 2003 is stated at fair value at the date of the Thermo Transaction and subsequent transactions are stated at the lower of cost or market. Inventory prior to December 5, 2003 was stated at the lower of cost or market. Cost is computed using the first-in, first-out (FIFO) method which determines the acquisition cost on a FIFO basis. Inventory allowances are recorded for inventories with a lower market value or which are slow moving. Unsaleable inventory is written off.

Property and Equipment

          Property and equipment is stated at acquisition cost, less accumulated depreciation and impairment. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, as follows:

Globalstar System	Up to periods of 10 years from commencement of service
Furniture, fixtures & equipment	3 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the improvements, generally 5 years

          The Globalstar System includes costs for the design, manufacture, test, and launch of a constellation of low-earth orbit satellites, including in-orbit spare satellites (the "Space Segment"), and primary and backup control centers and gateways (the "Ground Segment").

          Losses from in-orbit failures of satellites are recorded in the period it is determined that the satellite is not recoverable.

          The carrying value of the Globalstar System is reviewed for impairment whenever events or changes in circumstances indicate that the recorded value of the Space Segment and Ground Segment, taken as a whole, may not be recoverable. Globalstar looks to current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

          Following a launch failure in September 1998, Old Globalstar decided to purchase eight additional satellites for $148.0 million (including performance incentives of up to $16.0 million) to serve as on-ground spares. Costs of $147.0 million (including a portion of the performance incentives) were previously recognized for these spare satellites. Prior to 2002, Old Globalstar recorded an impairment of these costs, and at December 31, 2002 they were carried at $24.2 million. Seven of the eight have been completed, and all eight are in storage in California. Depreciation of these assets will not begin until the satellites are placed in service. As of December 31, 2004, these assets were recorded at $946,000, of which $858,000 was based on the Company's allocation of the Thermo Transaction acquisition cost. During the year ended December 31, 2005, the Company incurred additional costs of approximately $2.1 million in preparation for the future launch of these satellites.

Gateway Receivables

          Old Globalstar entered into an agreement with QUALCOMM for the manufacture, deployment and maintenance of gateways. Old Globalstar, in turn, invoiced the service providers for the contract costs plus a markup. The net receivables were $1.0 million at December 31, 2004 and 2005. As of December 31, 2005, these receivables were delinquent and Globalstar has sent notices of default where appropriate.

          As of December 31, 2005, the Company was in negotiation for the purchase of a service provider jointly owned by Globalstar Americas Holding (GAH), Globalstar Americas Telecommunications (GAT), and Astral Technologies Investment Limited (Astral), collectively, the GA Companies (Note 17).

Deferred Transaction Costs

          These costs represent costs incurred in obtaining long-term credit facilities; expenses related to the Company's proposed initial public offering of its common stock (IPO), and the Company's proposed or completed private equity and debt offering. These costs are classified as long-term assets and will be amortized as additional interest expense over the term of the credit facilities or netted against equity proceeds. As of December 31, 2005, the Company had deferred approximately $525,000 in transaction related costs.

Asset Retirement Obligation

          In accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," the Company capitalized, as part of the carrying amount, the estimated costs associated with the retirement of two gateways owned by the Company. As of December 31, 2005, the Company had accrued $450,000 for asset retirement obligations. The Company believes this estimate will be sufficient to satisfy the Company's obligation under leases to remove the gateway equipment and restore the sites to their original condition.

Revenue Recognition and Deferred Revenues

          Customer activation fees are deferred and recognized over four to five year periods, which approximates the estimated average life of the customer relationship. The Company periodically evaluates the estimated customer relationship life. Historically, changes in the estimated life have not been material to the Company's financial statements.

          Monthly access fees billed to retail customers and resellers, representing the minimum monthly charge for each line of service based on its associated rate plan, are billed on the first day of each monthly bill cycle. Airtime minute fees in excess of the monthly access fees are billed in arrears on the first day of each monthly bill cycle. To the extent that bill cycles fall during the course of a given month and a portion of the monthly services have not been delivered at month end, fees are prorated and fees associated with the undelivered portion of a given month are deferred. Under the Company's Liberty Plans, customers prepay for the minutes purchased. Revenue is deferred until the minutes are used or the prepaid time period expires. Unused minutes are accumulated until they expire, usually one year after activation.

          Globalstar also provides certain engineering services to assist customers in developing new technologies related to the Globalstar System. The revenues associated with these services are recorded when the services are rendered and the expenses are recorded when incurred. During 2005, the Company recorded engineering services revenues of $3.5 million and related costs of $1.7 million. Engineering services revenues and cost of services were not significant in 2003 and 2004.

          Globalstar owns and operates the Globalstar satellite constellation and earns a portion of its revenues through the sale of airtime minutes on a wholesale basis to independent service providers. Revenue from sales to service providers is recognized based upon airtime minutes processed and contractual fee arrangements.

          Airtime revenue is also earned from third party service providers that use the Globalstar System. Prior to December 31, 2005, airtime revenue related to certain of these service providers was recognized on a cash basis due to concerns about the collectibility of the underlying receivables. These revenues were not material to total revenue. As of December 31, 2005, based on Management's review of the payment history of service provider receivables, the revenue recognition was changed from the cash basis to an accrual basis. If any receivable is deemed likely to be uncollectible, the receivable is accounted for in the allowance for doubtful accounts.

          Subscriber equipment revenue represents the sale of fixed, mobile user terminals and accessories. Revenue is recognized upon shipment provided title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection is probable.

          In December 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliveries) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF Issue No. 00-21 addresses when, and if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 does not change otherwise applicable revenue recognition criteria.

Research and Development Expenses

          Research and development costs were $1.4 million and $52,000 for the Predecessor and Successor Periods in 2003, respectively, and $2.0 million and $2.4 million for the years ended December 31, 2004 and 2005, respectively, and are expensed as incurred as part of marketing, general and administrative expenses.

Foreign Currency

          Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates and revenue and expenses are translated at the average exchange rates in effect during each period. At December 31, 2004 and 2005, the foreign currency translation adjustments were $168,000 and $538,000, respectively.

          Foreign currency transaction gains and losses are included in net income (loss). Foreign currency transaction gains and losses are classified as other income or expense on the statement of operations.

Income Taxes

          Until January 1, 2006, Globalstar was treated as a partnership for U.S. tax purposes (Notes 13 and 17). Generally, taxable income or loss, deductions and credits of the Company were passed through to its members. Globalstar does have some corporate subsidiaries that require a tax provision or benefit using the asset and liability method of accounting for income taxes as prescribed by SFAS No. 109, "Accounting for Income Taxes." As of December 31, 2004 and 2005, the corporate subsidiaries had gross deferred tax assets of approximately $10.6 million and $7.6 million, respectively. A valuation reserve has been set up to reserve $5.9 million and $5.2 million, respectively, due to concerns about the Company's ability to generate sufficient income in those corporate subsidiaries to be able to utilize the deferred tax assets

          Effective January 1, 2006, Globalstar and its U.S. operating subsidiaries elected to be taxed as a corporation in the United States and began accounting for these entities under SFAS 109.

          Old Globalstar was organized as a Delaware limited partnership with various corporate subsidiaries. Generally, taxable income or loss, deductions and credits of the partnership were passed through to its partners.

Stock-Based Compensation

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized if the exercise price of the Company's stock options equals or exceeds the fair value of the underlying stock at the date of grant.

          Pro forma information regarding net income (loss) is required by SFAS No. 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method. Effective January 1, 2005, the Company promised one of its board members the option to purchase up to 20,000 shares at a price of $16.00 per share. The Company has included these options within its diluted earnings per share computations for all periods in which such options are outstanding. The Company has not disclosed the pro forma information as the pro forma effect is not significant.

Earnings Per Share

          The Company applies the provisions of SFAS No. 128, "Earnings Per Share," which requires companies to present basic and diluted earnings per share. Basic earnings per share is computed based on the weighted-average number of common shares outstanding during the period. Common stock equivalents are included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive. The effect of common stock equivalents has been excluded from the calculation of diluted earnings per share for the Predecessor and Successor Periods in 2003 because they were anti-dilutive. For the year ended December 31, 2005 and the three months ended March 31, 2006, weighted average shares outstanding for diluted earnings per share includes the effects of the 20,000 stock options promised to a board member in January 2005. For the three months ended March 31, 2006, weighted average shares outstanding for diluted earnings per share includes the effects of the 20,000 stock options promised to a board member in January 2005 and shares of common stock that are contingently issuable to the former stockholders of the GA Companies (Note 17).

Pro Forma Net Income and Pro Forma Earnings Per Share (Unaudited)

          Pro forma net income and pro forma earnings per share for the year ended December 31, 2005 and the three months ended March 31, 2005 has been calculated as if the Company had been a C corporation for federal income tax purposes (Note 17).

Recently Issued Accounting Pronouncements

          In November 2004, Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has completed its evaluation of SFAS No. 151 and has determined that the Statement will not have a material effect on its consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29." This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has completed its evaluation of SFAS No. 153 and has determined that the Statement does not have a material effect on its consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company will adopt SFAS No. 123R effective January 1, 2006 and does not expect the adoption to have a material effect on its consolidated financial position or results of operations.

          In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN No. 47"), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Company does not expect the adoption of FIN No. 47 to have a material effect on its consolidated financial position or results of operations.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). This Statement requires retrospective application to prior periods' financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin ("APB") No. 20, "Accounting Changes" ("APB No. 20"), and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its consolidated financial position or results of operations.

          In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities)" ("SFAS No. 155"), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. SFAS No. 155 will be effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company will adopt SFAS No. 155 effective January 1, 2007. The Company does not expect the adoption of SFAS No. 155 to have a material effect on its consolidated financial position or results of operations.

          In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS No. 156"). SFAS No. 156 amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 clarifies when servicing rights should be separately accounted for, requires companies to account for separately recognized servicing rights initially at fair value, and gives companies the option of subsequently accounting for those servicing rights at either fair value or under the amortization method. SFAS No. 156 will be effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company will adopt SFAS No. 156 effective January 1, 2007. The Company does not expect the adoption of SFAS No. 156 to have a material effect on its consolidated financial position or results of operations.

4.    ACQUISITIONS

Globalstar Canada Satellite Co. ("GCSC")

          Prior to 2003, Old Globalstar controlled 50.1% of GCSC, the Company's Canadian satellite service provider. In connection with the Loral Settlement described in Note 2, Old Globalstar acquired Loral's 49.9% minority interest in July 2003.

          Prior to 2003, Old Globalstar owned 33.33% of Globalstar Canada Holding Co. ("GCHC"). Pursuant to Old Globalstar's new business plan, on May 6, 2003, Old Globalstar acquired the remaining 66.67% of the outstanding common stock of GCHC. As a result of this stock purchase, Old Globalstar indirectly owned 100% of Globalstar Canada Co. ("GCC"). The acquisition costs were $376,000, including legal fees. This transaction, combined with Old Globalstar's acquisition of GCSC, provided Old Globalstar with 100% ownership of the Canadian service provider operations. GCC and GCHC were amalgamated into GCSC on November 1, 2004. The following table summarizes the estimated values of the assets acquired and liabilities assumed with the acquisition (in thousands):

May 6, 2003
Current assets	$333
Receivables from affiliates	6,510
Fixed assets	1,281

Total assets acquired	8,124

Current liabilities	7,748

Total liabilities assumed	7,748

Net assets acquired	$376

          The results of operations of GCC have been included in the consolidated financial statements from the date of acquisition. The Company's pro forma results of operations assuming the transaction had been completed on January 1, 2003 are not determinable.

Globalstar de Venezuela, C.A.("GdeV")

          Pursuant to Globalstar's continuing consolidation strategy, on February 4, 2005, GdeV, a recently formed indirect (through GCSC) subsidiary of Globalstar, executed a series of agreements to acquire the mobile satellite services business assets of TE.SA.M. de Venezuela, C.A. ("TESAM"), the Globalstar service provider in Venezuela, at a cost of $1.6 million. This asset purchase is expected to be completed in two stages. The first stage, which transferred certain nonregulated assets, including the land where the Venezuelan gateway is located, was completed upon the execution of the agreements.

          The second stage of the transaction, which would transfer regulated assets including the gateway equipment, will be completed after the Venezuelan regulatory consents are obtained. Management has determined that operational control passed to New Globalstar with the completion of the first stage of the transaction in February 2005. Regulatory approval is expected in 2006. Pursuant to the purchase agreements, GdeV paid approximately $342,000 upon execution of the agreements. The $1,250,000 balance of the purchase price is payable in sixteen quarterly installments of $78,125 (interest imputed at 7.0% resulting in a discount of approximately $250,000). Only the first two of these sixteen quarterly installments were required in advance of Venezuelan regulatory approvals. Principal payments to be made in 2006, 2007, 2008, and 2009 are $292,972, $280,918, $277,638, and $72,472, respectively.

          The following table summarizes the Company's allocation of the estimated values of the assets acquired and liabilities assumed in the acquisition (in thousands):

February 4, 2005
Current assets	$82
Property and equipment	1,314

Total assets acquired	1,396

Current liabilities	367
Long-term debt	687

Total liabilities assumed	1,054

Net assets acquired	$342

          The results of operations of GdeV have been included in the Company's consolidated financial statements from the date of acquisition. The Company's pro forma results of operations assuming the transaction had been completed on January 1, 2004 are not determinable.

5.    PROPERTY AND EQUIPMENT

        Property and equipment consist of the following (in thousands):

	December 31, 2004	December 31, 2005
Globalstar System	$12,844	$17,259
Spare satellites and launch costs	946	3,012
Construction in progress	1,223	3,654
Land	269	1,070
Leasehold improvements	1,110	1,363
Building	—	84
Furniture and office equipment	4,959	6,624

	21,351	33,066
Accumulated depreciation	(8,571)	(11,806)

	$12,780	$21,260

          Property and equipment consists of an in-orbit satellite constellation, ground equipment, and support equipment located in various countries around the world. During the years ended December 31, 2005 and 2004, the Company recorded impairment charges of $114,000 and $114,000, respectively, related to satellite failures. During the 2003 Predecessor Period, Old Globalstar recorded an impairment charge of $2.5 million (classified as an operating expense) related to the space segment resulting from a satellite failure and recorded a $211.9 million impairment charge (classified as impairment of assets) related to the Globalstar System, including space segment, ground segment, replacement satellites, unsold production gateways, and other related assets. This charge resulted from a reduction in the estimated fair values of these assets as indicated by the acquisition cost of the Thermo Transaction. During 2004, the Company began construction of a gateway located in Florida. Construction was completed in July 2005 with a cost of $2.9 million. During 2005, the Company began construction of a gateway located in Alaska. Through December 31, 2005, actual costs incurred were approximately $3.3 million.

6.    TERM LOANS

        On March 6, 2003, the Bankruptcy Court approved $10.0 million in debtor-in-possession financing provided by a consortium of lenders, including two members of the Creditors' Committee. Funds totaling $10.0 million were drawn, including the final draw of $2.0 million made on May 8, 2003. On May 27, 2003, the $10.0 million debtor-in-possession financing was retired with proceeds drawn from the ICO DIP Facility at a total cost of $10.4 million, including repayment of the $10.0 million principal balance, accrued interest of $149,000, the funding of the lender's legal expense of $12,000 and $250,000 placed into an escrow account to fund the lenders' commitment fee.

          The ICO DIP Facility provided access to $35.0 million that could be borrowed in increments of $1.0 million with no more than one borrowing allowed in any calendar month. The funding provided under the ICO DIP Facility was limited to $20.0 million until certain conditions had been satisfied. The terms of the ICO DIP Facility provided ICO with a security interest in substantially all the assets of Old Globalstar and its debtor subsidiaries, exclusive of $15.0 million cash reserved to fund a liquidation of Old Globalstar if it were to become necessary. Three borrowings, totaling $20.0 million, were executed as of December 5, 2003. Interest accrued on the loans at 8% per annum. The maturity date of the ICO DIP Facility was the earlier of the closing of the ICO transaction or December 31, 2003.

          In December 2003, Thermo and Globalstar entered into a new debtor-in-possession financing agreement (the "Thermo DIP Facility"). The Thermo DIP Facility provided Globalstar with access to up to $43.0 million, subject to certain conditions. Interest accrued on the Thermo DIP Facility at 8% per annum. On December 5, 2003, Thermo purchased from ICO all of ICO's rights under the ICO DIP Facility for consideration of $10.0 million in cash plus accrued interest of $765,000 and a promissory note issued by Thermo for $10.0 million. Subsequent to December 5, 2003, an additional $1.6 million was drawn on the Thermo DIP Facility and an additional $5.0 million was drawn from February to March 2004. In connection with the second stage of the Thermo Transaction in April 2004, $17.9 million of the Thermo DIP Facility (including accrued interest) was converted to New Globalstar membership interests. The remaining $10.0 million principal and $524,000 accrued interest due under the Thermo DIP Facility was paid in full in December 2004. Interest expense on the Thermo DIP Facility for the Successor Period in 2003 and for the year ended December 31, 2004 was $123,000 and $1,087,000, respectively.

7.    NOTE PAYABLE TO LORAL

        As a result of the Loral Settlement described in Note 2, the Company had a restructured note payable to Loral in the amount of approximately $4.0 million with interest at 6% per annum due in equal quarterly installments of $364,000 plus interest from June 2005 through March 2008.

          On July 31, 2005, the note payable and accrued interest to Loral totaled approximately $4.0 million. Pursuant to an agreement reached with Loral effective July 31, 2005, this amount was settled in exchange for a) the offset of an $818,000 receivable due to Globalstar; b) cash of $500,000 paid by Globalstar; c) the issuance of three credit memos by Globalstar of $300,000, $500,000 and $1,809,026 by Globalstar to Loral to be used for future purchases of equipment and air time payments; and d) the forgiveness of $100,000 by Loral (recorded as other income). As of December 31, 2005, the credit memos for $300,000 and $500,000 had open purchase commitments placed against the remaining balances of approximately $24,000 and $408,000, respectively. Approximately $635,000 of the $1,809,000 credit memo had been utilized as of December 31, 2005. This credit memo is expected to expire in October 2006. As of December 31, 2005, unused credit memos totaling approximately $1,606,000 were classified as deferred revenue on the accompanying consolidated balance sheet.

          Interest expense on the note payable to Loral for the Predecessor and Successor periods in 2003 and the years ended December 31, 2004 and 2005 was $337,000, $8,000, $237,000 and $176,000, respectively.

8.    ACCRUED EXPENSES

        Accrued expenses consist of the following (in thousands):

	December 31, 2004	December 31, 2005
Accrued compensation and benefits	$1,838	$1,926
Accrued professional fees	1,420	582
Accrued property and other taxes	598	1,253
Accrued commissions	529	673
Customer deposits	444	1,055
Accrued pension cost—current portion	300	2,138
Other accrued expenses	2,927	3,857

	$8,056	$11,484

          Other accrued expenses primarily include warranty reserve, outsourced logistics services, storage, maintenance, and roaming charges.

          Warranty terms extend from 90 days on equipment accessories to one year for fixed and mobile user terminals. Warranties are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies," such that an accrual is made when it is estimable and probable that a loss has been incurred based on historical experience. Warranty costs are accrued based on historical trends in warranty charges as a percentage of gross product shipments. A provision for estimated future warranty costs is recorded as cost of sales when products are shipped. The resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. The following is a summary of the activity in the warranty reserve account (in thousands):

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Balance at beginning of period	$250	$302	$319	$568
Provision	206	17	306	1,031
Utilization	(154)	—	(57)	(622)

Balance at end of period	$302	$319	$568	$977

9.    LINE OF CREDIT

        On December 14, 2005, the Company entered into a Loan and Security Agreement with Union Bank of California, N.A. providing for revolving credit loans of up to $15.0 million. Loans will bear interest at either a base rate equal to the higher of the Federal Funds rate plus 0.5% or the bank's reference rate or a LIBOR based rate equal to the LIBOR rate for the relevant period plus 2.25%. All loans under the loan agreement mature no later than December 31, 2007. The loans may be prepaid without penalty at any time. The Company's indebtedness under the loan agreement is guaranteed by its principal subsidiaries and is secured by a first lien on our and their personal property.

          The loan agreement contained covenants limiting the Company's ability to dispose of assets, change its business, merge, make acquisitions, incur indebtedness or liens, pay dividends, make investments or engage in certain transactions with affiliates. Additionally, the agreement contained covenants requiring Globalstar to maintain certain financial and operating covenants and others that restrict distributions.

          On April 19, 2006, the Company terminated the aforementioned Loan and Security Agreement with Union Bank in preparation for entering into a Credit Agreement with Wachovia Investment Holdings, LLC on April 24, 2006 (Note 18).

10.    PAYABLES TO AFFILIATES

        Payables to affiliates relate to normal purchase transactions and are comprised of the following (in thousands):

	December 31, 2004	December 31, 2005	March 31, 2006
			(unaudited)
QUALCOMM	$1,200	$2,758	$12,966
Thermo Capital Partners	116	201	860

	$1,316	$2,959	$13,826

          Thermo incurs certain general and administrative expenses on behalf of the Company, which are charged to the Company. For the years ended December 31, 2004 and 2005 and the three months ended

March 31, 2005 and 2006, total expenses were approximately $116,000, $76,000, $0 (unaudited), and $25,000 (unaudited), respectively. For the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006, the Company also recorded $39,000, $145,000, $36,000 (unaudited), and $36,000 (unaudited), respectively, of expenses related to services provided by officers of Thermo and accounted for as a contribution to capital. The Thermo expense charges are based on actual amounts incurred or upon allocated employee time. Management believes the allocations are reasonable.

11.    RESTRUCTURING

        Beginning in 2001, Old Globalstar implemented a number of initiatives designed to reduce its cost of operations and restructure the Company's finances. These initiatives included reductions in Old Globalstar's workforce, the development of financial restructuring plans, negotiations with Old Globalstar's significant creditors, and the initiation of Old Globalstar's Chapter 11 case on February 15, 2002.

          Restructuring was completed during 2004 and the Company did not have any restructuring charges for the year ended December 31, 2005. For the Predecessor and Successor Periods of 2003 and the year ended December 31, 2004, restructuring and reorganization charges were as follows (in thousands):

	Predecessor	Successor
	January 1 Through December 4, 2003	December 5 Through December 31, 2003	Year Ended December 31, 2004
Globalstar advisory fees	$3,308	$299	$2,555
Creditor advisory fees	1,406	177	458
Employee separation costs	—	—	823
Other restructuring costs	739	220	1,268

Total	5,453	696	5,104
Less: interest income	(72)	(6)	(26)

Net restructuring costs	$5,381	$690	$5,078

          Globalstar Advisory Fees—Old Globalstar retained financial advisors, restructuring counsel and other advisors to assist in the development of its financial restructuring plans, discussions with its various creditor groups and preparation for its Chapter 11 bankruptcy petition.

          Creditor Advisory Fees—At Old Globalstar's expense, Old Globalstar's informal committee of bondholders and later the Creditors' Committee retained financial advisors and restructuring counsel. Old Globalstar discontinued paying the informal committee's expenses upon formation of the Creditors' Committee.

          Employee Separation Costs—These costs represent severance and related obligations in relation to Old Globalstar's reduction in workforce implemented through 2004.

          All restructuring expenditures were paid in 2004 except approximately $1.5 million that remained in Old Globalstar's accounts at December 31, 2004. As of December 31, 2005, Old Globalstar retained approximately $623,000 in cash related to its restructuring plans and wind up costs. This cash is not reflected on the Company's accompanying consolidated balance sheets as of December 31, 2004 and 2005.

Old Globalstar management believes that the remaining cash will be adequate to pay Old Globalstar's restructuring liabilities and wind up costs.

12.    PENSIONS AND OTHER EMPLOYEE BENEFITS

Pensions

          Until June 1, 2004, substantially all Old and New Globalstar employees and retirees who participated and/or met the vesting criteria for the plan were participants in the Retirement Plan of Space Systems/Loral, (the "Loral Plan"), a defined benefit pension plan. The accrual of benefits in the Old Globalstar segment of the Loral Plan was curtailed, or frozen, by the administrator of the Loral Plan as of October 23, 2003. Prior to October 23, 2003, benefits for the Loral Plan were generally based upon contributions, length of service with the Company and age of the participant. On June 1, 2004, the assets and frozen pension obligations of the Globalstar Segment of the Loral Plan were transferred into a new Globalstar Retirement Plan (the "Globalstar Plan"). The Globalstar Plan remains frozen and participants are not currently accruing benefits beyond those accrued as of October 23, 2003. Globalstar's funding policy is to fund the Globalstar Plan in accordance with the Internal Revenue Code and regulations.

          Components of the net periodic benefit cost of the Company's contributory defined benefit pension plan for the years ended December 31, were as follows (in thousands):

	2003	2004	2005
Service cost	$408	$—	$—
Interest cost	762	696	734
Expected return on plan assets	(645)	(665)	(599)
Amortization of transition obligation	(34)	—	—
Actuarial loss, net	108	—	52
Curtailment loss	(100)	—	—

Net periodic benefit cost	$499	$31	$187

          As of the measurement date (December 31), the status of the Company's defined benefit pension plan was as follows (in thousands):

	2004	2005
Change in benefit obligation, beginning of year	$11,184	$12,310
Interest cost	696	734
Actuarial loss	996	1,283
Benefits paid	(566)	(662)

Change in benefit obligation, end of year	$12,310	$13,665

Change in plan assets, beginning of year	$8,130	$7,991
Actual return on plan assets	427	474
Employer contributions	—	727
Benefits paid	(566)	(662)

Funded status, end of year	$7,991	$8,530

Fair value of plan assets less benefit obligation	$(4,319)	$(5,135)
Unrecognized net actuarial loss	1,234	2,590

Net amount recognized	$(3,085)	$(2,545)

Amounts recognized on the balance sheet consist of:
Accrued pension liability	$(4,319)	$(5,135)
Accumulated other comprehensive loss	1,234	2,590

Net amount recognized	$(3,085)	$(2,545)

          The assumptions used to determine the benefit obligations at December 31 were as follows:

	2004	2005
Discount rate	5.75%	5.50%
Rate of compensation increase	N/A	N/A

          The principal actuarial assumptions to determine net period benefit cost for the years ended December 31 were as follows:

	2003	2004	2005
Discount rate	6.25%	6.25%	5.75%
Expected rate of return on plan assets	8.50%	8.50%	7.50%
Rate of compensation increase	4.25%	N/A	N/A

          The assumptions, investment policies and strategies for the Globalstar Plan are determined by the Globalstar Plan Committee. Prior to June 1, 2004, the assumptions, investment policies and strategies for the Globalstar segment of the Loral Plan were determined by the Loral Plan Committee. The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk.

          The defined benefit pension plan asset allocation as of the measurement date (December 31) and the target asset allocation, presented as a percentage of total plan assets were as follows:

	2004	2005	Target Allocation
Debt securities	39%	46%	35%-50%
Equity securities	58%	52%	50%-60%
Other investments	3%	2%	0%-5%

Total	100%	100%

          The benefit payments to retirees are expected to be paid as follows (in thousands):

2006	$725
2007	718
2008	724
2009	735
2010	747
2011-2015	3,987

          In 2005, the Company contributed $727,000 to the Globalstar Plan. The Company expects to contribute approximately $2,138,000 to the Globalstar Plan in 2006.

Other Benefits

          Old Globalstar reimbursed Loral for the cost of Old Globalstar retirees' participation in the Loral retiree medical plan through May 2004. Old Globalstar withheld $63,000 claimed as due to a dispute with Loral over the pension plan. New Globalstar has not assumed liabilities related to the Loral retiree medical plan. Old Globalstar's liabilities related to the Loral retiree medical plan have been included in the liabilities subject to compromise. Subsequent to May 2004, New Globalstar did not bear any cost associated with the participation of Old Globalstar's retirees in the Loral retiree medical plan.

          New Globalstar has not maintained its own plan to provide medical benefits for its retirees, although some Old Globalstar retirees have continued to be covered under the Loral Retiree Medical Plan sponsored by Loral. Retirees of Old Globalstar and New Globalstar participate in an Employee Term Life Insurance Plan offered by New Globalstar. New Globalstar continues to offer this plan to current retirees. Furthermore, New Globalstar reserves the right to terminate its employee or retiree benefit programs at any time and, accordingly, has not obligated itself to provide any such benefits for any specified period of time.

          Eligible retirees of New Globalstar participating in the Loral Supplemental Executive Retirement Plan will remain in such plan. New Globalstar will not offer a comparable plan to these former employees of Old Globalstar. New Globalstar does not bear any cost related to the participation of certain Old Globalstar employees in the Loral Supplemental Executive Retirement Plan.

Other Employee Plans

          Old Globalstar and the Company established various other employee benefit plans. These included Old Globalstar's employee stock option plan that was cancelled in 2004 (Note 1), an employee incentive program, an employee savings plan (described below) and other employee/management incentive compensation plans. The employee / management compensation plans are based upon annual performance measures and other criteria. The total expense related to these plans for the Predecessor and Successor Periods in 2003 were $1.7 million and $0.4 million, respectively, and for the years ended December 31, 2004 and 2005 were $0.9 million and $2.0 million, respectively.

          In 1996, Old Globalstar adopted a defined contribution employee savings plan, or "401(k)," which provided that Old Globalstar would match the contributions of participating employees up to a designated level. This plan was continued by New Globalstar. Under this plan, the matching contributions were approximately $390,000, $237,000 and $112,000 for 2003, 2004 and 2005, respectively. As a cost reduction measure, Company matching of employee contributions was suspended in July 2004, but was reintroduced at a reduced level in January 2005.

13.    TAXES

        Prior to January 1, 2006, the Company and its U.S. operating subsidiaries were treated as partnerships for U.S. tax purposes. Generally, taxable income or loss, deductions and credits of the partnership were passed through to its partners. The Company does have significant foreign corporate subsidiaries that are taxable in their respective countries. There is also foreign withholding tax that is withheld on various income payments made to the Company.

          The foreign subsidiaries have traditionally had large deferred tax assets. The Company regularly reviews its deferred tax assets for recoverability taking into consideration such factors as historical financial results, projected future taxable income and the expected timing of the reversals of existing temporary differences. SFAS No. 109 requires the Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." Since the purchase of the Canadian entities and until December 31, 2004, the Company maintained a 100% valuation allowance equal to the deferred tax assets after considering deferred tax assets that can be realized through offsets, if any, to existing taxable temporary differences.

          Based upon the Canadian subsidiaries' results of operations since December 31, 2001, and their expected profitability in 2005, the Company concluded, effective December 31, 2004, that it was more likely than not that approximately $4.8 million of its net deferred tax assets would be realized. As a result, in accordance with SFAS No. 109, this amount of the valuation allowance applied to such net deferred tax assets was reversed in the fourth quarter of 2004. Reversal of the valuation allowance resulted in a non-cash income tax benefit in the fourth quarter of 2004 totaling $4.8 million. This benefit represented the Company's estimated realizable deferred tax assets, excluding those deferred tax assets that resulted from the ongoing Canadian operation in 2005. At December 31, 2004, the Company's valuation allowance of approximately $5.9 million represented management's estimate at that time of net operating loss carryforwards both in the Canadian subsidiaries and other foreign subsidiaries which management did not believe were more likely than not to be utilized before the losses would expire unused.

          Based upon the Canadian subsidiaries' results of operations for the year ended December 31, 2005 and their expected profitability in 2006, the Company concluded that it was more likely than not that all of the remaining Canadian net deferred tax assets will be realized. As a result, in accordance with SFAS No. 109, the valuation allowance applied to such net deferred tax assets was reversed in the third quarter of 2005. Reversal of the valuation allowance resulted in a non-cash income tax benefit in the third quarter of 2005 totaling $4.2 million. The Company also recorded a deferred tax expense of $6.6 million related to the reversal of certain temporary differences, resulting in a net deferred tax expense of approximately $2.4 million.

          The components of income tax expense (benefit) were as follows:

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Current:
Federal tax (benefit)	$—	$(37)	$—	$—
State tax	—	—	15	74
Foreign tax	170	—	448	6

Total	170	(37)	463	80
Deferred:
Foreign tax (benefit)	—	—	(4,777)	2,422

Total	$170	$(37)	$(4,314)	$2,502

          U.S. and foreign components of income (loss) before income taxes are presented below (in thousands):

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
U.S. income (loss)	$(263,745)	$(3,023)	$(11,688)	$12,736
Foreign income (loss)	2,035	(1,531)	7,744	8,485

Total income (loss) before income taxes	$(261,710)	$(4,554)	$(3,944)	$21,221

          The components of net deferred income tax assets as of December 31, were as follows (in thousands):

	2004	2005
Federal and foreign net operating loss and credit carryforwards	$7,585	$5,833
Property and equipment	2,269	177
Accruals and reserves	176	343
Basis in subsidiaries	597	1,222

Gross deferred tax asset	10,627	7,575
Valuation allowance	(5,850)	(5,177)

Net deferred income tax assets	$4,777	$2,398

          As of December 31, 2005, the foreign subsidiaries have cumulative foreign and U.S net operating loss carryforwards for income tax reporting purposes of approximately $37.0 million. The net operating loss carryforwards expire on various dates from 2009 to 2024.

          The actual provision for income taxes differs from the statutory U.S. federal income tax rate as follows (in thousands):

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Provision at U.S. statutory rate of 35%	$(91,599)	$(1,594)	$(1,381)	$7,427
Nontaxable partnership interest	92,765	1,623	4,042	(4,561)
State income taxes, net of federal benefit	—	—	15	74
Change in valuation allowance and utilization of deferred tax assets	(2,293)	(176)	(4,777)	(2,326)
Effect of foreign income tax at various rates	1,532	118	(2,460)	1,669
Other	(235)	(8)	247	219

Total	$170	$(37)	$(4,314)	$2,502

14.    GEOGRAPHIC INFORMATION

        The revenue by geographic location is presented net of eliminations for intercompany sales, and is as follows (in thousands):

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
					(Unaudited)
Service:
United States	$15,466	$1,015	$24,623	$37,254	$7,513	$9,593
Canada	16,666	773	24,328	32,819	7,194	8,255
Europe	4,299	323	5,173	5,648	941	1,294
Central and South America	1,480	127	2,266	3,221	590	1,000
Others	2,137	149	1,537	2,530	513	552

Total service revenue	40,048	2,387	57,927	81,472	16,751	20,694
Subscriber equipment:
United States	9,515	730	14,470	24,715	3,079	2,599
Canada	6,467	703	10,040	12,730	4,019	2,789
Europe	313	37	1,931	4,371	914	1,494
Central and South America	—	—	—	1,395	5	933
Others	—	—	—	2,464	—	1,833

Total subscriber equipment revenue	16,295	1,470	26,441	45,675	8,017	9,648

Total revenue	$56,343	$3,857	$84,368	$127,147	$24,768	$30,342

          The long-lived assets (property and equipment and additional spare satellites) by geographic location are as follows (in thousands):

	December 31, 2004	December 31, 2005
Long-lived assets:
United States	$10,862	$18,187
Canada	912	561
Europe	750	958
Carribean	256	201
Central and South America	—	1,353

Total long-lived assets	$12,780	$21,260

15.    OTHER RELATED PARTY TRANSACTIONS

        Old Globalstar had a number of transactions with QUALCOMM, Loral and other affiliates. Such transactions were negotiated on an arms-length basis and Old Globalstar believed that the arrangements were no less favorable to Old Globalstar than could be obtained from unaffiliated parties. QUALCOMM and Loral's ownership interest in New Globalstar was substantially diluted upon closing of the Thermo Transaction and the settlement transactions disclosed in Note 2. After the Thermo equity transactions, the A and B rights transactions, and the subsequent QUALCOMM transaction, Loral's ownership interest in New Globalstar is less than 5% and QUALCOMM's ownership interest is approximately 6.72%.

          On July 17, 2001, the FCC granted Old Globalstar and seven other applicants authorizations to construct, launch and operate MSS systems in the 2 GHz band, subject to strict milestone requirements. Old Globalstar entered into a non-contingent contract with SS/L for the construction of a second generation Globalstar satellite system that would operate in the 2 GHz band on July 16, 2002. On January 30, 2003, the FCC's International Bureau declared Old Globalstar's 2 GHz license to be null and void. As a result of this regulatory action on January 31, 2003, Old Globalstar instructed SS/L to stop work on the contract and requested repayment of the balance of the payment that had not been spent. SS/L did repay the balance and agreed to maintain the stop-work status of the project. In June 2004, the FCC affirmed the Bureau's decision, and Globalstar has requested reconsideration. Globalstar believes that this action by the FCC is inconsistent with the facts and the law and will ultimately be reversed.

          Subsidiaries of Loral have formed joint ventures with partners, which have executed service provider agreements granting the joint ventures exclusive rights to provide Globalstar service to users in Brazil, Mexico, and Russia. Founding service provider agreements were entered into with certain of Old Globalstar's limited partners for specific countries. These agreements were rejected in Old Globalstar's Chapter 11 Plan. The service providers continue to provide Globalstar service and several have negotiated new Satellite Services Agreements with Globalstar.

          On July 9, 2004, Globalstar issued a purchase order to QUALCOMM under the terms of previously executed commercial agreements for 40,000 QUALCOMM GSP-1600 mobile phones at a price of $26.0 million. Consistent with the terms of the commercial agreements, Globalstar paid $6.5 million (25%) against this purchase order in 2004; the remaining 75% was due upon the delivery of each unit. Delivery of these units by QUALCOMM commenced in January 2005. The Company and QUALCOMM subsequently agreed to certain credits and discounts. As of December 31, 2005, the contract was 100% fulfilled. Also, under the terms of the commercial agreements, Globalstar has continued to place production orders with QUALCOMM for fixed user terminals, car kits and accessory items on an as required basis.

          During 2005, Globalstar issued separate purchase orders for additional phone equipment and accessories under the terms of previously executed commercial agreements to QUALCOMM that aggregate to a total commitment balance of approximately $158.0 million. Approximately $107.0 million of the $158.0 million consists of the new generation of phones and fixed user terminals, car kits and accessories which will start to be delivered in September 2006. The remaining $51.0 million consists of phones and accessories under the original commercial agreement. At December 31, 2005, 44% of these contracts had been fulfilled and the remainder is expected to be fulfilled by the end of 2006.

          Within the terms of the commercial agreements, the Company paid Qualcomm approximately 15% to 25% of the total order as advances for inventory. As of December 31, 2004 and 2005 and March 31, 2006, total advances for inventory were $8.8 million, $13.5 million and $20.6 million (unaudited), respectively. Under the new agreements, Globalstar did not receive any additional discounts from QUALCOMM.

          The total orders placed with QUALCOMM as of December 31, 2005 and March 31, 2006 were approximately $182.0 million with an outstanding commitment balance of approximately $136.0 million and $126.9 million (unaudited), respectively.

          In September 2005, QUALCOMM entered into a buyback arrangement with Globalstar whereby Globalstar delivered several hundred GSP-1600 phones and contracted to provide service to QUALCOMM's customers. Revenue recognized for equipment during 2005 under this arrangement was approximately $440,000 with a related cost of subscriber equipment of $314,000. Related service billings of $595,000 were recorded to deferred service revenue. Revenue from service billings are recognized based on actual usage.

          Total purchases from affiliates are as follows (in thousands):

	Predecessor	Successor
	January 1, Through December 4, 2003	December 5, Through December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
					(Unaudited)
QUALCOMM	$18,586	$1,425	$25,708	$49,310	$4,583	$22,887
SS/L	337	26	—	—	—	1,606
Loral	649	50	—	—	—	—
GCC(1)	2,479	—	—	—	—	—
Other affiliates	489	37	32	73	—	13

Total	$22,540	$1,538	$25,740	$49,383	$4,583	$24,506

(1)
Represents GCC purchases through May 5, 2003, the date of the GCC acquisition.

          Total usage revenues from affiliates for the Predecessor and Successor Periods in 2003 and the year ended December 31, 2004 were $2.1 million, $0.2 million, and $0.8 million, respectively. There was no usage revenue from affiliates during 2005. As of April 2004, these customers, except QUALCOMM, ceased to be considered affiliates. Total equipment revenue from QUALCOMM was approximately $440,000 for the year ended December 31, 2005. There were no equipment sales to affiliates in 2003 or 2004.

16.    COMMITMENTS AND CONTINGENCIES

        Globalstar currently has several leases for facilities throughout the United States and around the world including, California, Florida, Washington D.C., Texas, Canada, Ireland, France, Venezuela, and Colombia. The leases expire on various dates through August 2015. The following table presents the future minimum lease payments (in thousands):

Years Ending December 31,
2006	$1,312
2007	903
2008	916
2009	522
2010	248
Thereafter	1,208

Total minimum lease payments	$5,109

          Rent expense for the Predecessor and Successor Periods in 2003 and the years ended December 31, 2004 and 2005 were approximately $3.6 million, $252,000, $2.1 million, and $1.5 million, respectively.

          From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to our business. Management currently believes that the outcome of these proceedings, either individually or in the aggregate, will not have a material adverse effect on the Company's business, results of operations or financial condition. The Company is involved in certain litigation matters as discussed below.

          Advanced Metering and Technologies Inc. ("AMT") filed with the Bankruptcy Court on April 24, 2003 a motion asking the Bankruptcy Court to reconsider its approval of the Loral Settlement. The Bankruptcy Court denied AMT's motion for reconsideration on May 30, 2003, and thereafter on June 9, 2003, AMT filed a notice of appeal of the Bankruptcy Court's order approving the Loral Settlement. Globalstar believes that AMT's appeal is without merit and will ultimately be denied, although no assurance can be given in this regard or as to what relief, if any, might be granted in the event AMT were to be successful on appeal.

          In December 2004, a female employee of Globalstar lodged a complaint of sexual harassment against a male employee. Both the complainant and the defendant filed Notices of Right to sue with the California Department of Fair Employment & Housing ("DFEH"). The Company, with the assistance of outside counsel, investigated and took certain remedial actions; however, the complainant declined to withdraw her DFEH notices. On June 2, 2005, the complainant filed a complaint against Globalstar and the male employee in Santa Clara County Superior Court seeking compensatory and punitive damages in an unspecified amount. Globalstar's insurer, XL Specialty, notified Globalstar that the Company's defense is covered by Globalstar's employee practices insurance and assigned its counsel to defend the Company. The defendant male employee has joined in the defense. The policy has a $100,000 per claim retention amount, which the litigation has exceeded. The parties unsuccessfully attempted to mediate in August 2005. The plaintiff's deposition is scheduled in May 2006.

          On May 26, 2005, Loral/QUALCOMM Satellite Services, L.P., et al. ("Loral"), filed a motion for an order in its Delaware bankruptcy case under Rule 2004 seeking to compel Globalstar and certain affiliates and individuals to produce documents and appear for oral examination. Globalstar answered and filed a motion in the same court for declaratory judgment. Loral's motion was denied, and the declaratory judgment proceeding remains pending. The matter involves Globalstar's management of Government Services, LLC ("GSLLC"), in which Loral holds a 25 percent minority interest, and alleged breach of fiduciary duty by the directors of GSLLC. Loral and Globalstar have exchanged documents requested in discovery and depositions are scheduled for March 2006. Globalstar and its counsel believe that Loral's allegations are without merit; however, if Loral prevails on the declaratory judgment motion, then Globalstar could be ordered to pay Loral an unspecified amount of compensation and/or damages. Globalstar has filed a motion for partial summary judgment which, if granted, would substantially narrow Globalstar's potential liability. Globalstar has notified its insurance carrier of the case, and the insurance carrier has reserved all rights. Accordingly, Globalstar does not yet know whether any damages awarded would be covered by insurance. The parties have been meeting to assess the value of the business and potentially settle the matter.

          On September 19, 2005, Globalstar executed a contract for approximately 59.0 million Euros ($72.0 million at December 31, 2005) for two launches of four satellites each. The contract also provides for a compatibility and feasibility study. As of December 31, 2005, Globalstar had made payments of approximately $122,000. Globalstar has authorized the vendor to proceed with both launches. Total payments under the contract will be paid by April 2007 and will be recorded as an increase to additional spare satellites as such amounts become due under the terms of the contract.

          On January 13, 2006, Elsacom N.V., an independent gateway operator serving portions of Central and Eastern Europe and North Africa from its gateway in Italy, served us with a notice of arbitration pursuant to a dispute resolution provision in its Satellite Services Agreement. The dispute stems from our decision in Fall 2005 to realign coverage of the two gateways serving Western and Central Europe in order to improve the signal quality in certain fringe areas. Elsacom has not specified the amount of damages that it is seeking. Elsacom asserts that the realignment diminishes its rights under its Satellite Services Agreement. We disagree and intend to defend our decision vigorously. The arbitration is scheduled to be held in October 2006.

17.    FIRST QUARTER 2006 EVENTS (UNAUDITED)

Globalstar Americas Telecommunications, LTD

          Effective January 1, 2006, the Company consummated an agreement dated December 30, 2005 to purchase all of the issued and outstanding stock of Globalstar Americas Holding (GAH), Globalstar Americas Telecommunications (GAT), and Astral Technologies Investment Limited (Astral), collectively, the "GA Companies." The GA Companies own assets, contract rights, and licenses necessary and sufficient to operate a satellite communications business in Panama, Costa Rica, Nicaragua, Honduras, El Salvador, Guatemala, and Belize (collectively, the "Territory"). The Company believes the purchase of the GA Companies will further enhance Globalstar's presence and coverage in the South America region and consolidation efforts. The stipulated purchase price for the GA Companies is $5,250,500 payable substantially 100% in Globalstar membership units or common stock. The Company transferred 15,331 membership units (now shares of Series A common stock as explained in "Incorporation in 2006" below) to the selling stockholders of the GA Companies. The Company has agreed that if the value of the 15,331 shares of common stock, on the earlier of November 15, 2006 or the date that is 15 days after its common stock becomes marketable, is less than the stipulated purchase price, or if the Company's common stock has not become marketable at least 15 trading days prior to November 15, 2006, it will, at the Company's option, either (a) issue to the selling stockholders additional shares of its common stock sufficient to cause all of its common stock issued in the transaction to have a total value of approximately $5.2 million at the time the stock is issued, or (b) at that time redeem the common stock previously issued at an agreed upon price of $339.00 per share.

          The following table summarizes the Company's preliminary allocation of the estimated values of the assets acquired and liabilities assumed in the acquisition (in thousands):

January 1, 2006
Current assets	$329
Property and equipment	6,655
Intangible assets	100

Total assets acquired	7,084

Current liabilities	409
Long-term debt	287

Total liabilities assumed	696

Net assets acquired	$6,388

          The results of operations of the GA Companies have been included in the Company's consolidated financial statements from January 1, 2006. The Company's pro forma results of operations assuming the transaction had been completed on January 1, 2005 are not material.

Incorporation in 2006

          Prior to 2006, the Company and its U.S. operating subsidiaries were limited liability companies that were treated as partnerships for U.S. tax purposes. Generally, taxable income or loss, deductions and credits of the partnership are passed through to its partners. In preparation for raising financing and meeting commitments to register Globalstar shares of common stock under the Securities Exchange Act of 1934 no later than October 2006, Globalstar elected to be taxed as a C corporation effective January 1, 2006. Effective March 17, 2006, Globalstar was converted from a limited liability company into a corporation under Delaware law. On that date, the Company's 10,324,609 issued and outstanding membership units were automatically converted into a like number of shares of common stock, its Third Amended and Restated Limited Liability Company Agreement was replaced by a Certificate of Incorporation and by Bylaws, the number of shares of stock it was authorized to issued was increased from 20,000,000 to 800,000,000, and its name was changed to Globalstar, Inc. In connection with its conversion into a corporation, the Company established three classes of $0.0001 par value common stock, Series A (3,088,991 shares outstanding); Series B (692,400 shares outstanding); and Series C (6,543,218 shares outstanding). All classes of common stock have identical rights and privileges except with respect to their rights to elect directors. Series A holders can elect two directors, Series B holders can elect one director, and Series C holders can elect up to five directors. Under the applicable Delaware statute, all assets and liabilities of the limited liability company became the property of and were deemed to be assumed by the corporation.

          On January 1, 2006, Globalstar, Inc. and its U.S. operating subsidiaries began to account for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." As a result, the Company established gross deferred tax assets and liabilities of $204.2 million and $0.1 million, respectively. The Company then reviewed these deferred tax assets for recoverability taking into consideration such factors as historical financial results, projected future taxable income and the expected timing of the reversals of existing temporary differences. Based on management's review of these factors, the Company recorded a $182.7 million valuation allowance against its newly established gross deferred tax assets. As a result, the Company recorded a $21.4 million deferred tax benefit on January 1, 2006 related to its election to be taxed as a C corporation. Management is continuing to assess the recoverability of its gross deferred tax assets, which may result in a future adjustment to its valuation allowance.

          Pursuant to the operating agreement of Globalstar, in connection with its conversion to a Delaware corporation, Globalstar was obligated to distribute $685,848 to Thermo. This amount has been reflected as a payable to affiliates on the Company's March 31, 2006 unaudited consolidated balance sheet. This amount represents a deferred payment of interest that accrued from December 6, 2003 to April 14, 2004 on loans made by Thermo to Globalstar that were converted to equity on April 14, 2004.

18.    SUBSEQUENT EVENTS (UNAUDITED)

Globalstar Financing Transaction

          On April 24, 2006, the Company entered into a Credit Agreement with Wachovia Investment Holdings, LLC, providing for a Term Loan, a Delayed Draw Term Loan, and a Revolving Credit Facility totaling $200.0 million. The Credit Agreement was amended as of June 16, June 23 and June 30, 2006 to extend the Term Loan funding deadline and related dates, and to postpone the effect of certain financial covenants until the Term Loan is funded. The Revolving Credit Facility will bear interest at either a base rate equal to the higher of the Federal Funds Rate plus 0.5% or the Prime Rate or the bank's reference rate plus an applicable margin of 2.25% to 3.0% or a LIBOR based rate equal to the LIBOR rate for the relevant period plus an applicable margin of 3.25% to 4.0% per annum. The applicable margin will depend on the applicable leverage ratio, as defined in the Agreement. With respect to the Term Loan and Delayed Draw Term Loan, the interest rate margin will be equal to 4.00% per annum for LIBOR Rate Loans and 3.00% per annum for Base Rate Loans. The Term Loan, Delayed Draw Term Loan and the Revolving Credit Facility are subject to a commitment fee of 0.50%, 0.50% to 2.0% (as defined in the Agreement), and 0.375% to 0.50%, respectively. These rates are subject to change pending completion of syndication efforts. All loans under the Agreement mature not later than June 30, 2011. The loans are not subject to a prepayment penalty. The Company's indebtedness under the Agreement is guaranteed by its principal domestic subsidiaries and is secured by a first lien on its and their property. The Agreement contains covenants limiting the Company's ability to dispose of assets, change its business, merge, make acquisitions, incur indebtedness or liens, pay dividends, make investments or engage in certain transactions with its affiliates. Additionally, the Agreement contains covenants requiring Globalstar to maintain certain financial and operating covenants and others that restrict capital expenditures. In conjunction with the debt transaction, the Company also executed an agreement with an affiliate of Thermo to provide Globalstar up to an additional $200.0 million of equity via an irrevocable standby purchase commitment. The irrevocable standby purchase commitment allows the Company to put shares of its Series A common stock to Thermo Funding Company LLC at a predetermined price of $97.00 per share when the Company requires additional liquidity. Thermo Funding Company may also elect to purchase the shares at any time. Minority stockholders in Globalstar will be provided an opportunity to participate in the equity financing. On June 30, 2006, Thermo Funding Company purchased 154,640 shares of Series A common stock for an aggregate purchase price of $15,000,080.

Equity Incentive Plan

          On July 12, 2006, the Company's board of directors adopted and a majority of our stockholders approved an Equity Incentive Plan ("Equity Plan") which will become effective upon the registration of its common stock under the Securities Act of 1933 or the Securities Exchange Act of 1934. The purpose of the Equity Plan is to make available incentives that will assist the Company in attracting, retaining and motivating employees, directors and consultants whose contributions are essential to its success. The Company may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares or performance units. The Plan will be administered by the compensation committee of the board of directors. The compensation committee has authorized no grants under the Plan.

          In January 2005, the Company discussed the issuance of 20,000 options to Peter Dalton prior to his joining the board. These options were issued in July 2006 (Note 3).

Litigation Settlement

          On June 26, 2006, the litigation related to the employee sexual harassment claim was settled by agreement among the plaintiff, the individual defendant, the Company and its insurer. The settlement amount was not material and was paid to the plaintiff on July 12, 2006.

Shares
Common Stock

PROSPECTUS
           , 2006

Wachovia Securities

          Until                        , 2006 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$10,700
NASD filing fee	10,500
listing fees	*
Printing and engraving expenses	*
Blue Sky fees and expenses	*
Legal fees	*
Accounting fees	*
Registrar and transfer agent fees	*
Director and officer liability insurance premium	*
Miscellaneous expenses	*

Total	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

          The registrant's certificate of incorporation provides that, to the fullest extent provided from time to time by Delaware law, the registrant (a) shall indemnify its directors and officers against judgments, fines, penalties, amounts paid in settlement and expenses incurred by them in connection with actions, suits, proceedings or claims arising out of their service to the registrant and, upon receipt of certain undertakings, shall advance expenses to them in connection with such matters and (b) may maintain insurance or make other financial arrangements on behalf of its directors and officers for any liability and expenses incurred by them, whether or not the registrant has authority to indemnify them against such liability and expenses. No arrangement made by the registrant may provide protection for a person judged liable for intentional misconduct, fraud or a knowing violation of law, unless advancement of expenses or indemnification is ordered by a court.

          The registrant intends to maintain directors' and officers' liability insurance insuring its directors and executive officers against certain liabilities arising out of their service as such to the registrant.

Item 15. Recent Sales of Unregistered Securities.

          On December 5, 2003, the registrant (then named "New Operating Globalstar LLC" or "Globalstar LLC" prior to its conversion to a Delaware corporation), pursuant to an Asset Contribution Agreement dated as of December 5, 2003 among itself, Thermo Capital Partners LLC, Globalstar Holdings LLC, Globalstar Leasing LLC, Globalstar, L.P. ("Old Globalstar") and certain subsidiaries of Old Globalstar, issued to Globalstar Holdings LLC a 91.23% membership interest in exchange for $1,000,000 in cash and assets valued at $9,400,000 and issued to Globalstar Satellite LP (then named "Thermo Satellite LP") an 8.77% membership interest in exchange for $1,000,000 in cash. Globalstar Holdings LLC had acquired the assets from Old Globalstar as a capital contribution. The issuance of these membership interests in Globalstar LLC was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

          On April 14, 2004, pursuant to the Asset Contribution Agreement described above, Globalstar Satellite LP converted $16,600,000 principal amount of outstanding debt of the registrant into capital, contributed or agreed to contribute a total of $24,235,357 in cash to the registrant, and transferred an 18.75% membership interest in the registrant to Old Globalstar and its subsidiaries. Simultaneously, Globalstar Holdings LLC contributed cash and certain assets to the registrant. After such transactions, the registrant was owned as follows:

Globalstar Holdings LLC	19.66%
Globalstar Satellite LP	61.59%
Old Globalstar and subsidiaries	18.75%

These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act.

          On June 29, 2004, Old Globalstar was dissolved pursuant to its First Modified Fourth Amended Joint Plan under Chapter 11 of the Bankruptcy Code and its 18.75% interest (represented by 1,875,000 membership units) was distributed to its unsecured creditors. This transaction was exempt from registration pursuant to Section 1145 of the Bankruptcy Code.

          Pursuant to a rights offering completed on October 12, 2004, the registrant sold 1,512,000 membership units to unsecured creditors of Old Globalstar at a price of $8,000,000 in cash and an additional 46,782 membership units to certain of such creditors at a price of $749,000 in cash. Such sales were required by Old Globalstar's bankruptcy plan and were exempt from registration pursuant to Section 1145 of the Bankruptcy Code.

          In April 2004, the registrant and QUALCOMM Incorporated agreed that QUALCOMM would provide mobile phones and various accessories to the registrant in exchange for $1,875,000 in cash and 309,278 membership units. The issuance of these membership units was exempt from registration under Section 4(2) of the Securities Act.

          Effective October 5, 2004, QUALCOMM offered the registrant additional phones, which the registrant purchased for an aggregate purchase price of $1,875,000 in cash and 309,278 membership units. The issuance of these membership units was exempt from registration under Section 4(2) of the Securities Act.

          Effective January 1, 2006, the registrant purchased the stock of three companies which owned and operated a satellite communications business in Central America. These companies also owned five acres of real property in Nicaragua not used directly in the telecommunications business. In consideration, the registrant agreed to issue common stock with a value of approximately $5.2 million. The issuance of this common stock was exempt from registration under Section 4(2) of the Securities Act.

          Effective January 1, 2005, the registrant granted Peter Dalton, an independent director, an option to purchase 20,000 shares of common stock at a price of $16 per share. The issuance of this option was, and the sale of any shares pursuant to its exercise will be, exempt from registration under Section 4(2) of the Securities Act.

          On March 17, 2006, the registrant was converted into a Delaware corporation named Globalstar, Inc. In connection with such conversion, all outstanding membership units of the registrant were converted into shares of common stock. The issuance of this common stock was exempt from registration under Sections 2(3) and 3(a)(9) of the Securities Act.

          On April 24, 2006, the registrant entered into an irrevocable standby stock purchase agreement with Thermo Funding Company LLC pursuant to which the latter agreed to purchase up to 2,061,896 shares of common stock at a price of $97 per share. Thermo Funding Company purchased 154,640 of such shares on June 30, 2006 for an aggregate purchase price of $15,000,080. As required by the registrant's certificate of incorporation, other stockholders of the registrant, who are accredited investors as defined under Regulation D, will be provided an opportunity to agree to purchase additional shares of common stock on the same terms. The sale of all of such shares will be exempt from registration under Section 4(2) of the Securities Act and Rule 506 thereunder.

          Except for the securities issued pursuant to Section 1145 of the Bankruptcy Code, the above-referenced securities are deemed to be restricted securities for the purposes of the Securities Act. No underwriters were involved in connection with the sale of any of the above securities.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

          A list of exhibits filed with this registration statement on Form S-1 is set forth in the Exhibit Index and is incorporated in this Item 16(a) by reference.

  (b)
  Financial Statement Schedules

          All financial statement schedules have been omitted because the required disclosures appear in the audited financial statements included in this registration statement.

Item 17. Undertakings.

          *(f) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          *(i) The undersigned registrant hereby undertakes that:

          (1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)    For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*
Paragraph references correspond to those of Items 512 of Regulation S-K.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Milpitas, California as of July 17, 2006.

GLOBALSTAR, INC.
By:	/s/ Fuad Ahmad
Name: Fuad Ahmad Title: Vice President and Chief Financial Officer

POWER OF ATTORNEY

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities indicated as of July 17, 2006.

          Each person below whose signature is preceded by an asterisk (*) does hereby constitute and appoint James Monroe III, Fuad Ahmad, Richard S. Roberts, or any of them, his true and lawful attorneys and agents, to do any and all acts and things in his name and on his behalf and to execute any and all instruments for him and in his name in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable Globalstar, Inc. to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for him in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933) hereto and does hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Signature	Title

/s/ James Monroe III *James Monroe III	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Fuad Ahmad *Fuad Ahmad	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Peter J. Dalton *Peter J. Dalton	Director
/s/ James F. Lynch *James F. Lynch	Director
/s/ Richard S. Roberts *Richard S. Roberts	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of Globalstar, Inc.
3.2*	Form of Amended and Restated Bylaws of Globalstar, Inc.
4.1*	Form of Specimen Certificate of Globalstar, Inc.
5.1*	Opinion of Taft, Stettinius & Hollister LLP
10.1*	Credit Agreement dated as of April 24, 2006 among Globalstar, Inc., the lenders referred to therein, and Wachovia Investment Holdings, LLC, as Administrative Agent.
10.2*	Amended and Restated Irrevocable Standby Stock Purchase Agreement dated as of April 24, 2006 among Globalstar, Inc., Wachovia Investment Holdings, LLC and Thermo Funding Company LLC.
10.3*	Escrow Agreement dated as of April 24, 2006 among Thermo Funding Company LLC, Globalstar, Inc., Wachovia Bank and UBS AG, New York Branch, as Escrow Agent.
10.4*	Globalstar, Inc. 2006 Equity Incentive Plan.
10.5*	Launch Services Agreement by and between Globalstar LLC and Starsem dated September 15, 2005.
10.6*	Satellite Products Supply Agreement by and between QUALCOMM Incorporated and New Operating Globalstar LLC dated as of April 13, 2004.
10.7*	Amendment Number 1 to Satellite Products Supply Agreement dated as of May 25, 2005.
10.8*	Amendment Number 2 to Satellite Products Supply Agreement dated as of May 25, 2005.
10.9*	Amendment Number 3 to Satellite Products Supply Agreement dated as of September 30, 2005.
10.10*	Globalstar Companies Designated Executive Incentive Compensation Memorandum dated as of June 1, 2005, effective as of November 1, 2004.
10.11*	Asset Contribution Agreement by and among Globalstar, L.P., New Operating Globalstar LLC, Thermo Capital Partners LLC and certain of their affiliates dated as of December 2, 2003.
10.12*	First Amendment to Agreement for Sale of Globalstar Satellite Mobile Phones between QUALCOMM Incorporated and Globalstar LLC dated as of October 5, 2004.
11.1*	Statement of computation of per share earnings
15.1*	Letter re unaudited interim financial information
21.1*	Subsidiaries of Globalstar, Inc.
23.1	Consent of Crowe Chizek and Company LLP
23.2	Consent of GHP Horwath, P.C.
23.3*	Consent of Taft, Stettinius & Hollister LLP
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.

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TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
BASIS OF PRESENTATION
PROSPECTUS SUMMARY
Our Business
Industry
Competitive Strengths
Our Growth Strategy
Company History
Recent Developments
The Offering
Risk Factors
Summary Historical Consolidated Financial and Other Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
COMPANY HISTORY
REGULATION
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GLOBALSTAR, INC. CONSOLIDATED BALANCE SHEETS (In thousands)
GLOBALSTAR, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share data)
GLOBALSTAR, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (In thousands)
GLOBALSTAR, INC. CONSOLIDATED STATEMENTS OF OWNERSHIP EQUITY (DEFICIT) (In thousands)
GLOBALSTAR, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
GLOBALSTAR, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX